07047489

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a - 16 or 15d - 16

under the Securities Exchange Act of 1934

PE
3/1/07

For the month of March 2007

000-29880

(Commission File Number)

Virginia Mines Inc.

200-116 St-Pierre,

Quebec City, QC, Canada G1K 4A7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Virginia Mines Inc.
(Registrant)

Date: 3/8/2007

By: *Amélie Laliberté*
Name:Amélie Laliberté
Title: Manager Investor Relations

Exhibits

Technical Report on Summer 2005 Reconnaissance and Drilling Program, Corvet Est and Lac Eade Projects, Québec, Prepared by Charles Perry. 8 paper copies, One with originals signatures.

ITEM 1 TITLE PAGE

Form 43-101F1
Technical Report

Technical Report on Summer 2006 Reconnaissance and Drilling Program, Corvet Est Project, Québec

VIRGINIA MINES INC.
January 2007

Prepared by:

Charles Perry, B.Sc., P.Eng.
Project Geologist
Geonordic Technical Services Inc.

ITEM 2 TABLE OF CONTENTS

LIST OF TABLES

LIST OF FIGURES

LIST OF APPENDIX

MAPS (POCKET)

ITEM 3 SUMMARY

During summer 2006, Virginia conducted combined grass-root exploration, drilling and geochemical survey on its Corvet Est property, Baie James. The property covers near 90km of a volcano-sedimentary belt located at the contact between the La Grande and the Opinaca Sub-provinces.

The property enclosed two kilometric auriferous structures. 1- The Marco zone is known over a 1.3km length with a true width of 1.8 to 39.6m. The mineralization is composed of disseminated arsenopyrite, pyrite and pyrrhotite associated with an alternance of highly deformed intermediate to felsic vocanics. 2- The Contact zone is located at the faulted contact between the volcano-sedimentary belt and the migmatized paragneiss of the Laguiche Group. The mineralization is located mostly in mylonitized basalt and also in the highly deformed paragneiss. Gold values are spread over a 5km strike along this structure and the width varies from <1m to 4.7m.

Nine drill holes (2971 meters) were added in 2006. Seven drill holes were targeted the Marco Zone, mainly on its western half. Three of them intersected visible gold associated with strongly silicified, mylonitized and mineralized sections in a broader amphibole-feldspar-garnet altered intermediate tuff unit (CE-06-52, 53 and 54; sections 19E and 20E). While those mineralized zones can be numerous, they are often isolated one from the others. Examples of the best gold intersect obtained are **4.78g/t Au over 5.0m** (CE-06-53, from 337 to 342m) and **14.73g/t Au over 1.9m** (CE-06-54, from 389 to 390.9m).
The two remaining holes have tested the Contact and Echo zones without showing any improvement at depth of thoses auriferous structures.

Manual and mechanical trenches were dug on the Eade 1, Eade 5 and Eade 6 gold showings and on the western extension of a shallow-depth gold intersection from hole CE-05-43 (section 17E). The best channel-sample result was obtained on Eade 5: 3.08 g/t Au over 1.0m associated with a rusty wacke containing 2-3% arsenopyrite and traces of pyrite. The interesting fact about Eade 5 is that the area is poorly kwow because it is located at the top of a little hill in an area covered by quaternary deposit. The showing is located in the western part of the property, at some 3.5 km south-south-east of Brune Lake.

204 tills samples were taken down-ice of the contact between de volcanosedimentary belt and the Laguiche metasediments all over the property. All the best results lies in a small area of 200m by 500m, located about 15km west of Lac à la Corvette. The best sample contained 113 gold grains with 82 of them pristine in shape. The restricted dispersion of the gold in till pointed to a possible local source. A soil survey made over this area, totalizing 72 samples, confirmed the dispersion pattern of the gold. This exploration target was named Eade-Till.

Recommendations for work to be performed in 2007 include additional drilling on the Marco zone and ground geophysics on the Eade 5 and Eade-Till area.

ITEM 4 INTRODUCTION AND TERMS OF REFERENCE

Virginia Mines inc. has been involved in the mineral exploration on the Corvet Est property since 1997. The exploration efforts have been focused on an 85km stretch of a thin volcano-sedimentary belt and the faulted southern contact of the belt with the sediments of the Laguiche Group. Numerous gold showings have been discovered so far and Cu-Ag-Mo-(Au) occurrences were also encountered.

The main objectives of the 2006 exploration work were to 1) extend and outline the Marco and Contact mineralized zones, as a follow-up of the 2004 and 2005 drilling campaigns. (Oswald, 2004 ; Perry, 2005 and Perry, 2006), 2) discover additional gold showings on Corvet Est property.

This report provides the status of current technical geological information relevant to Virginia Mines's exploration program on the Corvet Est property in Québec and has been prepared in accordance with the Form 43-101F1 Technical Report format outlined under NI-43-101. The report also provides recommendations for future work.

ITEM 5 DISCLAIMER

The author Charles Perry, geological engineer with a B.Sc. in Geological Engineering and Geonordic Technical Services Projects geologist, has been involved in fieldwork campaigns at Corvet Est in 2004, 2005 and 2006.

ITEM 6 PROPERTIES DESCRIPTION AND LOCATION

The Corvet Est property is located on the James Bay territory (Fig. 1), 380 km north of Chibougamau, 240 km east from Radisson and 50 km southwest of the LG-4 hydroelectric complex (see NTS sheets no. 33G/07, 33G/08, 33H/04 and 33H/05). The Corvet Est campsite is located at latitude 53°19' North and longitude 73°57' West.

Corvet Est consists of 723 contiguous claims stretching on 37,092 hectares as delineated on the map (fig.2). The claims are 100% held by Virginia Gold Mines Inc.; they are listed in Appendix 1.

ITEM 7 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

Corvet Est is accessible by floatplane or helicopter from LG-4 located 50 km NE. Access to LG-4 is made by taking the James Bay Road, via Matagami or Chibougamau, and by the Transtaiga Road. This gravel road is open year-round, and leads to the Caniapiscau reservoir. There are two floatplane bases on Transtaiga Road: Cargair at Km 285, and Mirage Outfitter at Km 358. The Corvet Est campsite is situated 48 km south of Cargair and 87 km southwest of Mirage. It is also possible to charter a plane to LG-4 airport (at Km 300, Transtaiga Rd).

The property has a moderate topography with elevations varying from 300 to 450m. Around the campsite there is an exceptionally large number of outcrops, and overburden that is thinner than on the rest of the property, where glacial overburden dominates. The irregular, low-density forest cover is composed of black spruce and jack pine. Forest fires have damaged nearly 50% of the acreage in the central part of the area, but untouched the eastern and western ends of the property. From November to May the ground is usually covered with snow, and lakes are frozen.

ITEM 8 HISTORY

8.1. Property ownership

The Corvet Est property is 100% owned by Virginia Mines Inc. Under the terms of an agreement, Goldcorp Inc. has an exclusive right to exercise an option to earn a 50% interest in the property in return for CA$4 million in exploration expenditures and CA$90 000 in cash payments over a five-year period. Virginia is be the operator of the project for this period.

8.2. Previous work

The first activities carried out in the sector consisted of geological reconnaissance by Geological Survey of Canada, scale 1:1 000 000 (Eade, 1966). Subsequently, the Ministère des Richesses naturelles (Sharma, 1977a, b, 1978; Hocq, 1985) and the Geological Survey of Canada (Ciesielski, 1984) completed geological mapping campaigns, scale 1:100 000.

In the seventies, the main works consisted of uranium prospecting carried out by *Groupe minier SES* and the *Société de Développement de la Baie James* (Crevier, 1979; Otis, 1975; Larose, 1978, Gleeson, 1975). In the area of Lac Eade property, those works included lake-bottom geochemical sampling and follow up of anomalies generated thereby.

Virginia's prospectors found a zinc occurence hosted by felsic blocky tuff in Corvet Est area in 1997. This discovery led to property acquisition, airborne Mag-EM survey and ground follow up. Due to negative results the property was let to lapse. The discovery of gold showings by the same Virginia's prospectors in the summer of 2002 has led to the restaking of a first 13-claim block on Corvet Est property.

Follow-up activities in 2003 (Oswald, 2004) delineated the auriferous Contact Zone on a continuous stretch of 1.2 km and also led to the discovery of the Marco Zone. As a result 75 claims were added to the property. A 69 linear km grid was cut and covered by magnetometric and I.P. surveys (Simoneau and Tsimbalanga, 2004).

From March to April 2004, a 21-hole diamond drilling campaign totalling 2,498.7 m was carried out on Contact and Marco zones (Oswald, 2004).

Four outcrop and eight core samples were submitted for petrography (Tremblay, 2004a, b).

In the summer and fall of 2004, an extensive exploration program has been implemented on the Corvet Est property (Perry, 2005). The work consisted of basic prospecting, geological mapping, hand and mechanical trenching, channel sampling, line-cutting, geophysical surveying (magnetometric and induced polarization), and drilling (16 holes for 3,186 m).

In 2004, Virginia acquired the Lac Eade (now included in the Corvet Est property) property by taking 383 claims covering the volcano-sedimentary unit on both sides of the Corvet Est property. The same year Virginia has conducted a geological reconnaissance and prospecting survey on Lac Eade (Chénard, 2005).

In May 2005, Virginia hired GPR inc. to fly a 2492 linear km high-resolution heliborne MAG survey over Corvet Est property and to the west on a part of Lac Eade (Mouge and al., 2005).

In 2005 Virginia performed a prospecting and drilling campaign on Corvet Est. Eight drill holes were added for a total of 1485 meters. Additional mapping and prospection were made around the gold showings and on the underexplored outcropping area in order to complete the geological cover. A limited till survey (24 samples) was carried out west of Corvette Lake.

Table 1. Summary of the main activities carried out in the sector under study.

Company	Year	Author	Work carried out
CGC	1966	Eade	Geological reconnaissance (1:1 000 000)
SDBJ	1975	Otis	Lake geochemistry
SDBJ	1975	Gleeson	Lake geochemistry
MRN	1977	Sharma	Geological mapping (1: 100 000)
SDBJ	1978	Larose	Lake geochemistry
SDBJ	1979	Crevier	Geological surveys and lake geochemistry
CGC	1984	Ciesielski	Geological mapping (1: 100 000)
MRN	1985	Hocq	Geological mapping (1:100 000)
MRN	1997	Gauthier et al.	Geological compilation, reconnaissance
SIAL	1998	St-Hilaire	Heliborne Mag-Em
Virginia	2003-04	Oswald	Prospecting and drilling
Geosig	2004	Simoneau et al.	Geophysical surveys
IOS	2004	Tremblay	Petrography
Geosig	2004	Tsimbalanga	Geophysical surveys
Virginia	2004	Chénard	Geological reconnaissance
Virginia	2004	Perry	Prospecting, trenching and drilling
GPR	2005	Mouge	Heliborne Mag survey
Virginia	2005	Perry	Prospecting and drilling

ITEM 9 GEOLOGICAL SETTING

The rocks of the region are of Archean Age and part of the Superior Province (Eade, 1966; Sharma, 1977). The property follows the contact between the La Grande and the Opinaca Sub-provinces. A large portion of the property is occupied by a volcano-sedimentary sequence interpreted as a branch of the Guyer Lake greenstone belt. It is composed of meta-basalts inter-layered with felsic volcanic rocks and thin meta-sedimentary bands. This unit is in faulted contact to the south with the meta-sediments of the Laguiche Group. North of the volcano-sedimentary sequence is the tonalitic basement.

According to Gauthier et al. (1997), the contact between the Opinaca and La Grande Sub-provinces lies between the Laguiche sediments and the tonalitic basement or sometimes the Guyer Lake greenstone belt. Age determination revealed that the rocks are dated at 2811Ma for the tonalite, 2749Ma for the Guyer Belt and <2698Ma for the Laguiche Group (Ciesielski, 1984).

The orientation of the units varies from east-west west of Corvette Lake, to WNW at the center of the Corvet Est property and finally north-south at its eastern end. The units dip steeply towards the north or the east depending of the orientation. The metamorphic grade is amphibolite.

9.1. Tonalitic basement

The tonalitic basement is located in the northern part of the sector under investigation.

Tonalite I1D – In general the basement consists of tonalite, though its composition may vary slightly (granite, granodiorite, tonalite, monzonite and quartz monzonite). It is fine-grained, and its patina grey-white, sometimes pinkish. Where freshly broken the rock turns from salt and pepper to white-pink. The tonalitic phase shows a biotite content of 5 to 15% in a feldspar-quartz matrix. The granitic phases contain quartz (20 to 25%), feldspar (70 to 75%), and potassic feldspar (2 to 5%). Microcline (often in positive relief) and magnetite sometimes occur. In general this unit is foliated. Usually it is in contact with the Laguiche sediments (south), and, though to a lesser extent, with the volcano-sedimentary belt.

9.2. Volcano-sedimentary belt

The volcanic belt is generally mafic in composition and is amphibolitized. We observed a series of intrusions, and their compositions vary from felsic to ultramafic. Sediments often containing narrow iron formations were noted. Dacite and intermediate tuff are important parts of the volcanic assemblage in the area around the Marco Zone. The thickness of the volcano-sedimentary belt vary from 1 to 5km.

Basalt flows V3B - It is the dominant unit of the volcanic package. Color varies from dark grayish to blackish. It has a very fine grain size. The rock is chiefly composed of blackish amphiboles and to a lesser extent feldspar. Foliation is generally well developed. Primary textures like pillowed basalts and flow breccias are rarely preserved. Traces of fine disseminated pyrite are commonly found in that unit.

Wacke S3 - These sediments occur in the form of quartz-feldspar-biotite gneiss. They are similar to the Laguiche sediments, but are finer grained and contain little, if any, pegmatitic phases. The rock has a grayish beige patina that often has a rusty aspect due to the presence of micas. The sediments are usually fine-grained and equigranular, and at times have a granoblastic texture. We noted a 5 to 30% biotite content in the feldspar-quartz matrix, and sometimes the presence of garnet. Its well-developed foliation is emphasized by the alignment of biotites. Mineralization rarely occurs and if any, it is limited to traces of fine disseminated pyrite.

Andesitic flows V2J - These units are chiefly located at the center the property. The patina varies from grey to whitish grey, and greenish grey to light grey where freshly broken. These units are fine-grained with about 70% plagioclase and 30% amphibole. Biotite, muscovite and garnet occur in many areas (from traces to 5%).

Intermediate flows and tuff V2/V2e,c,l – This unit is an important component of the belt in the area around the Marco Zone. The intermediate volcanic rocks are composed of feldspar and mafic minerals (up to 25%). The color is medium gray in patina and on fracture as well. In general they have a porphyritic texture with 1-3 mm feldspar phenocrysts (up to 5%). Homogeneity is what differentiates them from ash and crystal tuffs; these show banding due to variations in composition. The lapilli and blocky tuffs have a polymict composition with micro-granular and intermediate felsic fragments containing feldspar phenocrysts.

Dacitic flows V1D - These flows are located mostly in the area around the Marco Zone. They have a grayish beige patina that turns medium grey where freshly broken. These rocks show a subconcoidal fracture and are very fine grained to aphanitic. It is composed of feldspar and 10-20% mafic minerals (biotite, amphibole) embedded in a micro-granular felsic matrix. Traces of garnet are also noted. They are foliated with a laminated aspect.

Rhyolitic flows V1B - The Rhyolite is associated with the dacitic unit principally in the Echo Zone. It is light grey on the altered surface and the same when freshly broken. It has a very thin alteration crust and a conchoidal (shell-like) fracture. It contain 20% quartz, 15% feldspar, less than 5% mafic mineral and 1% muscovite in a silicious matrix.

Iron formations S9B - Iron formations belong to the silicate facies and oxide facies and are heavily corrugated. In general they contain sulfides, from traces to 2%, but with local concentration up to 30%. The thickness varies from 1 to 40 meters. They are usually tightly folded.

Felsic dyke I1 - Several small felsic dykes were noted during the mapping survey. In general they are thin (less than 1 m thick), whitish and fine-grained. They contain occasionally traces of pyrite and arsenopyrite. Only those injected at the contact between the belt and de Laguiche Group returned occasionally some gold grades.

Pegmatite I1G - Pegmatite occurrences in the volcano-sedimentary bands usually take the form of dykes of decimetric to metric sizes. In general they are whitish, medium-grained, with well-developed feldspar crystals (65%), quartz crystals (25-30%), muscovite, tourmaline, and accessory garnet, biotite and apatite. This unit is rarely affected by the deformation.

Gabbro I3A - The gabbro form concordant layers that seem co-genetic with the basalt. They are medium-grained and composed evenly of amphibole and plagioclase. The patina is dark gray that turn black when freshly broken. They are not magnetic, except for the gabbroic body located between the tonalitic intrusions near the center of the Corvet Est property.

Diabase (I3B) - Diabase are oddly observed. They are late stage non-distorted dyke that crosscut the others units. The rock is very fine-grained and weakly magnetic. Its patina is orangey beige and bluish grey where freshly broken. They show an aphanitic chill margin at the contacts. Traces of pyrite are noted.

Ultramafic flows (V4) and intrusions (I4) - Ultramafic rocks are spotted in several places along the belt but are rarely followed for more than 100m. The largest intrusion was found in the eastern part of the property, 30 km southeast of Corvette Lake. It shows a compositional zonation over a distance of some 20 meters: at the contact the composition consists of a gabbro that has an ophitic to subophitic texture; the next composition is a non-magnetic, tremolite-rich ultramafic rock, greenish in color; the following composition is magnetic ultramafic rock with a chocolate brown patina turning bluish black where freshly broken, with an elephant skin surface texture. This intrusion measures at least 80 meters thick and is followed over a distance exceeding 250 meters. Farther to the south-east, a zoned intrusion, more or less oriented north south, is followed over 2 km. The composition vary from gabbroic to ultramafic.

Polygenic conglomerate (S4D) - Conglomerates occur in the western part of the property (on the banks of Pontois River and 12 km east from the river). These are polygenic conglomerates that contain round-shaped fragments of tonalite, granite and, locally, amphibolite and leucogabbro.

9.3. Laguiche group

The main unit that forms the Laguiche Group consists of feldspar-quartz-biotite paragneiss. It is often intersected by pegmatites.

Feldspar-quartz-biotite paragneiss M4(M22) - This unit is found in the eastern area of the property, south and west of the volcano-sedimentary bands, where it occurs more frequently than the other units. The rock has a grayish-beige patina and a rusty aspect due to the presence of micas. This unit is usually fine-grained and equigranular, and sometimes has a saccharoidal texture. We noted a 5 to 30% biotite content in the feldspar-quartz matrix, and sometimes the presence of garnet. Its well-developed foliation is emphasized by the alignment of biotites. Mineralization rarely occurs and if any, it is limited to traces of fine disseminated pyrite. The paragneiss contains up to 25% of felsic mobilisates that represent in-situ partial melting (migmatization).

Pegmatite I1G – This area shows omnipresence of pegmatite intrusions. They generally consist of whitish, well-developed, medium sized grains of feldspar (65%) and quartz (25-30%) crystals with muscovite, tourmaline and accessory garnet, biotite and apatite. The unit is not distorted and rarely mineralized.

ITEM 10 DEPOSIT TYPE

Two types of deposits were discovered on the property:

1) Auriferous deposit associated with deformation zones in volcanic rocks or associated sediments; and
2) Porphyry type Mo-Cu-(Au) mineralization.

ITEM 11 MINERALIZATION

This section describes all the mineralized zones discovered on Corvet Est property.

11.1 Gold Mineralization - Marco Zone

The Marco Zone is associated with a significantly deformed and altered dacite unit. There is a direct link between deformation and mineralization. It consists of fine pyrite, pyrrhotite and disseminated arsenopyrite needles forming irregular layers. Sulfides – their concentration remains below 15% - are parallel to the schistosity planes, and affected by dragfolds. The alteration paragenesis is composed of microcline, amphibole, garnet, tourmaline, and magnetite. However, the mineralized horizons are magnetite-free. The southern contact of the zone is mylonitized, and centimetric tourmaline vein often occurs. The southern host rock is composed of slightly deformed basalt or intermediate tuff. The northern host rock is similar, but is silicified and interlayered with amphibole-garnet-diopside (up to 25% garnet) bands. These bands of metric thickness are hydrothermal skarns.

The geophysical signature of the Marco Zone corresponds to a magnetic high. With regard to chargeability, a very weak I.P. anomaly was obtained, but only on line L28+00E (Simoneau et al., 2004).

At surface significant gold grades were obtained from the Marco Zone, between 16+65E and 18+00E, and between 27+00E and 30+30E. All the drill holes confirmed the continuity of the mineralized zone between those two segments, thus extending the total length to 1,365 m (see longitudinal map in pocket). The zone west of 16+65E was not recognized at surface. The magnetic survey revealed that the zone pinches out between lines L15+00E and L16+00E. East of 30+30E, trenching exposed dacite on line 31+75E and 32+30E, but no mineralization was observed. Intense silicification was noted however. The magnetic survey suggests that dacite may stretch as far as L42+00E.

So far the best channel intersections graded **7.82g/t over 3 m** (TR-CE-04-09) and **3.79g/t over 5.2 m** (TR-CE-03-09). The deepest hole intersects the Marco Zone at a vertical depth of 350 m (CE-06-53: 4.78g/t Au over 5.0 m). The best gold interval obtained so far is from hole CE-05-44, on section 18+50E (**10.10g/t Au over 5.2m** from 251.8. to 257.0m). The true thickness of the mineralized zone ranges from 1.8 m to 39.6 m.

11.2 Gold Mineralization - Echo Zone

The Echo zone is located 150 m south of the Marco Zone. It is also associated with a dacite unit, but with much less hydrothermal alteration. The mineralization, hardly abundant, is pyrite dominant. Three gold values were returned over a distance of 150 m.:

1.23g/t Au over 1 m - CE-04-17, section 27+78E
2.57g/t Au over 1 m - trench TR-CE-04-43, section 28+50E
2.06g/t - from a selected sample taken on section 29+35E

The magnetic high associated with the Echo Zone is 1.2 km long, stretching between line L17+00E and line L29+00E. A 300 m I.P. anomaly (IP-35) overlies the eastern part of the magnetic high. The relative large amount of pyrite in the Echo Zone as opposed to arsenopyrite could explain why the chargeability is stronger here than in the Marco Zone.

11.3 Gold Mineralization - Contact Zone

The Contact Zone is associated with a deformation corridor at the contact between the basalts and the meta-sediments of the Laguiche Group. This regional fault runs across the entire property but the mineralized segment is located East of Lac de la Corvette. On the 2004 grid, it follows a general N290 orientation and dips steeply to the northeast, except in the area east of L40+00E where it runs east-west. Gold values were obtained over 5 km length, between lines L2+00E and L52+00E. Gold is chiefly associated with mylonitic basalts situated at or near contact with the Laguiche Group. The mineralized basalt is composed of amphibole, plagioclase, biotite, and to a lesser extent, phlogopite, chlorite or carbonates, with local silicification. The mineralization is composed of sulfides (5 to 15%: arsenopyrite, pyrrhotite and pyrite) disseminated or, to a lesser extent, in stringer form. The highest-grade surface intersections were obtained in 2003 (Oswald, 2004), in the western part of the Contact Zone: **6.74g/t Au over 2 m** (TR-03-01) and **13.05g/t Au over 1.35 m** (TR-03-03). The deepest intersection within the Contact Zone was 100 m vertically, and returned 1.01g/t Au over 5.1 m (CE-04-28). The true thickness of the mineralized zone ranges from 0.8 m to 3.8 m.

QFP dykes occur frequently in the deformation zone. Contrary to dykes found elsewhere on the property, these are sometimes mineralized in arsenopyrite and pyrrhotite (1-5%). The best intersections were 4.46g/t Au over 0.4 m (TR-CE-04-35 – the sample remains open to the south due to overburden), and 1.14g/t Au over 1.4 m (TR-CE-04-33).

When affected by shear zone the meta-sediments of the Laguiche Group host meter thick pyritic horizon forming long IP axes. Pyrite occurs in thin layers along biotite cleavages. The gold grade of the meta-sediments remains low. Most samples graded less than 50ppb Au, and where values ranged between 100 and 350ppb very few neared 1g/t. The highest-grade surface samples from the Laguiche meta-sediments read 0.93g/t Au over 1 m (TR-CE-04-23); 1.14g/t Au over 1 m (TR-CE-04-31); and 1.30g/t Au over 1 m (TR-CE-04-38 – open on both sides).

11.4 Gold Mineralization – Eade 1

This showing is located at some 8 km west of Corvette Lake. It is hosting grabs samples of up to 1.36g/t Au and a channel intersect of 1.40g/t Au over 2.7 meters. The mineralized zone is composed of semi-massive to massive sulfides (pyrrhotine and pyrite) with graphite. It is located at the contact between basalts and andesites. The mineralization is linked to a Beep-Mat (electromagnetic) conductor that was followed over a distance exceeding 400 meters laterally.

11.5 Gold Mineralization – Eade 2

This showing is situated 1,200 m south of the Eade-1 showing. Two grab samples taken 250m apart in that area returned grades of 2.95 and 1.15 g/t Au. Unfortunately the best assay returned from channel samples only grade to 0.13 g/t Au over 1.0 m. Mineralized zones (often rusty) occur frequently. They are mostly composed of pyrite, arsenopyrite and pyrrhotine associated with sheared basalts.

11.6 Gold Mineralization – Eade 4

This showing is situated 35 km southeast of Corvette Lake. A grab sample from a felsic dyke returned 3.67 g/t Au. However the best channel sample returned only 25 ppb Au over 1.0 meter. The sector shows a cluster of felsic dykes that develop in the basalt, near the contact with the Laguiche paragneiss. The dykes are 50 cm to 1 meter thick, and more or less parallel to the Laguiche/volcanics contact, which in that area is roughly oriented north south. We noted the presence of those felsic dykes along the contact, over a distance of nearly 600m. In that area the volcanic belt is close to 700 meters thick. The belt seems to become narrower as it runs northerly.

11.7 Gold Mineralization – Eade 5

This showing is located at some 3.5 km south-south-east of Brune Lake. It is composed of three grab samples values of 3.33, 5.18 and 7.41g/t Au taken over a distance of 100m. They are located at the sheared contact between basalt and fine-grained sediment. The gold values have been obtained in both lithologies which contain disseminated pyrrhotite and pyrite, or arsenopyrite.

11.8 Gold Mineralization – Eade 6

This showing is located near the western limit of the property. It is bearing a single value of 11.45 g/t Au obtained in an iron formation with 3% AS-PY. The others samples taken in the area on basalts, sediments and similar layers of iron formation were barren.

11.9 Mo-Cu-Ag-(Au) Porphyritic Mineralization - Sao Showing

Most of the following text was extracted from a memorandum written by M. Savard (2004).

In the fall of 2004, copper and molybdenum mineralization was discovered in the northern part of the property by Charles-Étienne Ouellette (prospector, S.T.G inc.) and Mathieu Savard (Geologist, Virginia Mines). The mineralization is located in an area of 0.7 km x 3 km, along the southwestern limit of a tonalitic intrusion. The latter is composed of plagioclase, quartz, biotite and potassic feldspar found in variable quantities. Secondary biotite and muscovite occur in certain areas. There is a moderatly dipping N240 gneissic texture in the tonalite. The tonalite is part of a multiphase intrusive mass, 4 km x 5 km, where in the eastern part contains granite to granodiorite facies.

The mineralization is associated with multi-oriented veins and fractures (N010°, N030°, N250°, N300°, and N340°). The veins vary from 1 to 90 cm in width. In general the density of the veins and fractures are of the order of 1 x 25 m^2, except in the center of the mineralized zone where within a radius of 350 m the density reaches about 1 x 4 m^2. The mineralization is a sheet-like deposits in the fracture plans and in disseminated masses in the walls and inside the veins. It is composed of molybdenite (tr-15%), chalcopyrite (tr-3%), pyrite (tr-1%) and malachite (tr-2%). Traces of chalcocite and native copper occur locally. At the surface ferrimolybdenite occurs frequently. This mineral, which forms a yellow powder, is generated by meteoritic alteration of molybdenite. The veins may only contain molybdenite, or chalcopyrite, or both. Molybdenite veins intersecting copper veins were found in two locations.

The best grab samples grade **4.21% Mo** (sample 18905) and **1.57% Cu, 55g/t Ag and 0,20g/t Au** (sample 18902). The best channel intersection is **1.06% Mo, 0.24% Cu, 23.5g/t Ag and 72ppb Au over 1 m** (Trench TR-CE-04-46). Most grab samples with more than 1% Mo originate from the central part of the mineralized zone, where the density of the veins and fractures is the highest.

11.10 Copper Mineralization – Eade 3

This copper showing graded 3.1% Cu. It is situated 950 meters west of the Eade-2 showing, along the same hill slope. The showing is made of a quartz vein in a fractured and silicified paragneiss. The paragneiss is intersected by pegmatites. A 2 to 5 meters thick porphyritic dyke (quartz-feldspar porphyry) was also noted (attitude of about 030/75). The mineralization consists of chalcopyrite (5 to 10%). It also contains traces of malachite and possible covellite. Traces of pyrite were noted.

ITEM 12 EXPLORATION WORK

The exploration works described in this report were conducted between June 13th and October 11th 2006. The members of Geonordic Technical Services and Virginia Mines who participated in the exploration activities were: Martin Aucoin (Geologist), Aaron Coon (Helper), Michel Gauthier (Helper), François Goulet (Geologist), Alberto Henley (Technician), Stephane Poitras (Geologist), Charles Perry (Engineering Geologist), Francis Royal (Technician), Eva Roy Vigneault (Technician), Paul Sawyer (Technician) and Melanie Tremblay (Geologist). Remi Charbonneau (Quaternary Geologist) of Inlandsis Ltd has planed the till survey and participated to the sampling.

12.1 Mapping and prospecting

Summer 2006 activities included additional mapping and prospecting mainly on the western part of the property in order to precise the location of the regional fault, between the volcanic belt and the sediments of the Laguiche Group and to find new gold occurrences. 86 rock samples were collected and analysed.

In the western part of the property on the 33G/07 sheet, we determined that the contact between the Laguiche paragneiss and the volcanic belt is about 1km further north than previouly interpreted. The contact is marked by a layer of polygenic conglomerate which returned one low gold value of 0.56g/t (sample 136999, 519756mE, 5913865mN).

On Eade 6 showing where last year an iron formation with 3% arsenopyrite-pyrite assayed 11.45g/t Au (sample 31503) we returned this year to test it by channel sampling. On the four consecutive 1 meter samples taken only one returned a significant gold value of 1.58g/t Au over 1.0m (sample 136922, 522085mE, 5913865mN).

Extensive mapping in the area 20km west of Lac de la Corvette, where several till samples have returned gold count up to 113 grains, did not lead to the discovery of the gold source. All the outcrops are located up-ice relatively to the anomalous till samples. They are composed essentially of barren wacke with local decimetric exhalative bands. In the pit of the best till sample the rock fragments were made of mineralized wacke and mylonitized and mineralized basalt. Both lithologies were sampled separately but did not return significant gold value.

The mapping done south of Lac de la Corvette showed that all the outcroping area is covered by the Laguiche paragneiss. Then the contact with the volcanic belt must be located further north, under the lake.

We were able to follow the volcanic belt toward the south-east shore of Lac de la Corvette. Between the river and the lake we encountered basalts with minor gabbro occurences. No felsic rocks nor altered or mineralized zones were observed.

12.2 Trenching

In three locations we have used a small excavator mounted on a trailer towed by a six-wheeler to dig trenches.

12.2.1 Marco zone, Hole CE-05-43 area

Three trenches spreaded over 50m were made at the site of hole CE-05-43 to uncover the mineralized zone intersected last year at the collar of the hole (**8.39 g/t Au over 2.3m** from 2.7 to 5.0m). The trenches exposed basalt flows interbedded with various types of intermediate tuff (Fig 3). Forty six channel-samples and one grab sample were taken. On trench TR-CE-06-48, centered on the drillhole casing, we did not observed any significant mineralization. Just few deformed quartz veins were noted and the values obtained , from <5 to 137ppb, are in accordance. On trench TR-CE-06-49, the best result came from a grab sample (137052, 620ppb Au) taken at the bottom of a pit in a shear zone, where the channel did not get deep enough to sample the quartz vein. The last trench, an extention of former TR-CE-04-20, returned 482ppb Au over 1.0m in a sheared basalt.

12.2.2 Eade 1 area

At Eade 1 showing, previous gold values up to 1.3g/t over 2.7m (TR-LE-04-007) were associated with a EM conductor followed over a 400m strike. Five new trenches were made on the EM conductor along a distance of 300m on which we have collected 17 channel-samples and 1 grab sample (Fig 4). The lithologies exposed are thinly interbedded wacke and basalt with minor decimetric iron formations. The laters are composed of quartz, semi-massive pyrrhotite and traces of graphite are electricaly conductives. The rocks sequence is affected by shallow plunging isoclinal P_2 fold as observed on TR-LE-04-0910 (P_2 fold hinge: N296^0/30^0). The swampy conditions of the area have limited the excavation. At the site TR-CE-06-55 we were just able to take a grab sample before the location was flooded. No significant result was obtained with an highest value of 341ppb Au over 1.0m.

12.2.3 Eade 5 area

At Eade 5 showing five trenches were excavated and sampled, resulting in 59 channel-samples, over a distance of 100m. The trenches are located on the top of a little hill in an area covered by quaternary deposits. They exposed a sheared transitional contact between basalts, on the north side, and wackes. Anomalous gold values are associated with both lithologies but are generally located near the contact. The best result obtained is 3.08g/t Au over 1.0m in a silicified wacke with 2-3% arsenopyrite and traces of pyrite.

12.3 Till survey

As a complement to the prospecting, 208 tills samples were collected all over the property (Map 2, in pocket). They were mainly located down-ice of the regional faulted contact between the volcanosedimentary belt and the Laguiche paragneiss. In the selection of sampling sites we have priorized north-east facing slope. The gold content obtained is generally very low with an average of 3 gold grains. All the significants values, between 24 and 113 grains, came from the same area where we had good till results in 2005. Located about 15km west of Lac à la Corvette, this area have been name Eade-Till. All the anomalous till samples are located in a 200m by 500m area. The best result is 113 gold grains count including 82 pristines grains (CE-06-01).

Six tills samples, CE-06-17 to 22, taken down-ice of the western extension of the Marco zone returned only values between 4 and 16 grains. Another low value of 13 grains (CE-06-57) was obtained at the western end of the property, near the Pontois river.

12.4 Soil survey

A B-horizon soil survey was realized in the Eade-Till area to investigate the source of the gold in till samples. Four 500m lines spaced at 100m were samples at each 25m, resulting in 72 soils samples (Map 2, in pocket). The result are very low with 30% of the samples below the detection level of the laboratory and the highest value of 10ppb. Still we observed a concentration of five values between 7 and 10ppb pratically above anomalous tills samples.

ITEM 13 DRILLING

The summer 2006 drilling campaign, was done by Bradley Bros. Ltd under the supervision of Charles Perry, Engineering Geologist, and Melanie Tremblay, Geologist. The drilling was done from August 17th to October 8th. Nine holes were drilled for a total of 2971m. One hole has tested the Contact zone, one the Echo zone and the others tested the lateral extensions of the Marco zone. Three holes were interrupted and needed a second attempt after experiencing too sharp deviations. General information on these holes is given in table 2 and the significant gold intervals in table 3. Drilling logs are presented in appendix 3. Sections are provided with the maps (in pocket).

Table 2. General information on 2006 Corvet Est drill holes

Zone	DrillHole	Line	Station	Elevation	Azimuth	Dip	Depth
Marco, West extension	CE-06-46	16E	10+50N	408	210	-50	206
Marco, West extension	CE-06-47	18E	11+75N	414	210	-62	341
Marco, West extension	CE-06-48	23E	11+45N	400	210	-50	239
Marco	CE-06-49A	27E	11+75N	390	210	-60	61
Marco	CE-06-49B	27E	11+75N	390	210	-65	329
Echo	CE-06-50	27E	8+48N	398	210	-50	269
Contact	CE-06-51	5+25E	2+00N	373	210	-45	221
Marco, West extension	CE-06-52	19E	12+14N	400	210	-60	359
Marco, West extension	CE-06-53A	19E	12+14N	400	210	-72	20
Marco, West extension	CE-06-53B	19E	12+15N	400	210	-72	458
Marco, West extension	CE-06-54A	20E	12+15N	412	210	-70	50
Marco, East extension	CE-06-54B	20E	12+15N	412	210	-72	418
						Total:	**2971 m**

Table 3. Significant gold intervals, 2006 drilling campaign, Corvet Est property

Drill Hole	From	To	Length	Au (g/t)	Lithology
CE-06-46	22.9	23.85	0.95	1.06	Basalt
CE-06-46	125.0	126.0	1.0	0.99	Altered intermediate lapillis tuff
CE-06-47	228.0	229.0	1.0	1.71	Intermediate banded tuff
CE-06-47	**233.1**	**234.1**	**1.0**	**10.23**	Silicified intermediate banded tuff 2% AS-PO-PY
CE-06-47	245.0	246.0	1.0	1.58	Altered intermediate volcanite
CE-06-47	247.0	248.0	1.0	5.97	Altered intermediate volcanics 3% AS-PO-PY
CE-06-47	270.2	271.3	1.1	1.44	Altered intermediate volcanics 1% AS-PO-PY
CE-06-47	284.0	285.0	1.0	4.84	Moderatly altered intermediate tuff
CE-06-47	312.0	314.8	2.8	3.85	Altered intermediate volcanics 1-5% AS-PO-PY
including	**312.0**	**313.0**	**1.0**	**7.75**	Silicified and mylonitized intermediate volcanics 5% AS-PO-PY
CE-06-48	185.0	186.0	1.0	3.26	Altered intermediate tuff 1-2% PY-AS-PO
CE-06-48	191.0	192.0	1.0	2.74	Silicified and mylonitized basalt 1-3% PY-AS-PO
CE-06-49A					No significant value
CE-06-49B	286.5	288.5	2.0	1.43	Altered mylonitized dacite 1-5% PY-AS-PO
CE-06-50	161.1	161.9	0.8	2.57	Lightly altered intermediate volcanics 1-2% PY-AS
CE-06-51	152.8	153.3	0.5	1.90	Strongly silicicified basalt 15% PO-PY-AS
CE-06-51	192.0	193.0	1.0	1.52	Migmatized paragneiss
CE-06-51	219.0	220.0	1.0	1.74	Migmatized paragneiss
CE-06-52	68.0	68.8	0.8	1.68	Basalt
CE-06-52	250.25	258.0	7.75	3.96	Silicified and mylonitized felsic volcanics1-3% AS-PO-PY 2Au
including	**254.0**	**256.9**	**2.9**	**8.82**	Silicified and mylonitized felsic volcanics1-3% AS-PO-PY
CE-06-52	260.0	261.2	1.2	1.06	Lightly silicified and sheared felsic volcanics1%PO-PY-AS
CE-06-52	277.0	278.0	1.0	1.56	Lightly silicified felsic volcanite 2% PO-PY-AS 1Au
CE-06-52	311.0	313.2	2.2	2.77	Silicified and mylonitized felsic volcanics 3% PO-PY-AS 1Au
CE-06-52	329.0	330.0	1.0	1.43	Silicified and mylonitized felsic volcanite 2% PO-PY-AS 3Au
CE-06-52	342.0	343.0	1.0	3.86	Silicified and sheared intermediate tuff 1% PO-PY-AS
CE-06-53A					No significant value
CE-06-53B	117.4	118.4	1.0	2.78	Gabbro with a 50cm quartz vein traces PO
CE-06-53B	311.6	313.6	2.0	2.18	Silicified and mylonitized felsic volcanics 3-5%PO-AS-PY
CE-06-53B	329.0	330.0	1.0	1.22	Altered intermediate to felsic volcanics 1Au tr. AS-PO
CE-06-53B	337.0	342.0	5.0	4.78	Silicified and mylonitized felsic volcanics 3%PO-AS-PY
including	**337.0**	**338.0**	**1.0**	**12.10**	Silicified and mylonitized felsic volcanite10% AS-PO-PY 7Au
CE-06-53B	344.0	345.0	1.0	1.58	Silicified and mylonitized felsic volcanics 5% AS-PO-PY
CE-06-53B	349.0	350.0	1.0	1.55	20cm feldspar-amphibole vein 5% PY-PO-AS 1Au
CE-06-53B	357.0	359.0	2.0	2.47	Silicified and mylonitized felsic volcanics 1-10%AS-PO-PY
CE-06-53B	365.0	366.0	1.0	1.03	Altered intermediate to felsic volcanics 5% V.QZ tr.PY
CE-06-53B	374.0	377.0	3.0	1.82	Silicified and sheared felsic volcanics 1%PY-AS-PO
CE-06-53B	397.0	398.0	1.0	1.54	Altered intermediate to felsic volcanics 2% PY-PO
CE-06-53B	410.0	411.0	1.0	1.37	Silicified and mylonitized felsic volcanics 2% PY-AS-PO

CE-06-53B	430.0	431.0	1.0	1.37	Intermediated tuff
CE-06-54A					No significant value
CE-06-54B	354.0	355.0	1.0	1.41	Altered intermediate to felsic volcanics
CE-06-54B	368.5	369.5	1.0	2.67	Silicified felsic volcanite 2%PY-AS-PO
CE-06-54B	370.5	371.5	1.0	2.43	Silicified and sheared felsic volcanics 1-5%PY-AS-PO
CE-06-54B	389.0	390.9	1.9	14.73	Altered intermediate to felsic volcanics 1-2% PO-AS-PY
including	**390.1**	**390.9**	**0.8**	**31.21**	Altered intermediate to felsic volcanics 1-2% PO-AS-PY 9Au

13.1. Marco Zone drilling results

13.1.1 Section 16+00E

CE-06-46 was aimed to intersect the western extension of the Marco zone at shallow depth. From 1.6 to 82.35m we cut massive to pillowed basalt except for a mafic crystal tuf between 35.5 and 44.8m. A magnetic QFP dyke is present between 82.35 and 85,8m. From 85.8 to 94.65m we have a mafic to intermediate lapilli tuff. Then from 94.65 to 140.05m we cut our target: an intermediate tuff moderatly to strongly altered with K-feldspar, carbonate and garnet decimetric veins. This unit contains several decimetric layers with traces to 3% sulfides (PY, PO, AS). One of those layers is associated with a silicified and strongly sheared zone from 127.1 to 127.7m. From 140.05 to 166.6m we returned in a mafic to intermediate lapilli tuff. A basaltic unit with variable texture is present between 166.6 to 186.5m. From 186.5 to 195.5 we have an intermediate banded volcanic weakly to moderately altered with K-feldspar, carbonate and garnet decimetric veins. Then from 195.5m to the end of hole at 206.0m we have a basalt interbedded with minor tuffacous layers.

Few gold values were obtained in this hole. One is associated with the first basalt unit intersected (1.06g/t Au over 0.95m from 22.9 to 23.85m). The other one is located in the main altered unit (0.99g/t Au over 1.0m from 125.0 to 126.0m) near a mineralized shear zone that returned just 0.72g/t over 1.0m (from 127.0 to 128.0m).

13.1.2 Section 18+00E

CE-06-47 was aimed to intersect the western extension of the Marco zone at 250m of vertical depth in order to be about 100m below and 25m west of the best gold interval obtained in 2005 (CE-05-44: 10.10g/t Au over 5.2m from 251.8. to 257.0m including **12.24g/t Au over 4.2m** from 251.8 to 256.0m).

From the collar to 33.1m we have a massive basalt followed by a gabbro down to 52.7m. From 52.7 to 177.6m we have an intermediate banded tuff. An intermediate crystal tuff is present between 177.6 and 194.9m followed by another intermediate banded tuff unit down to 240.8m. This latter unit shows an increasing silicification and a strong deformation from 233.0 to 240.8m. A mineralized zone, with 3% arsenopyrite and lesser amount of pyrite and pyrrhotite, is noted between 233.5 and 234.1m. From 240.8 to 316.1m we cut the Marco zone, represented by an intermediate volcanic (tuff?) strongly altered with amphibole, feldspar and garnet decimetric veins. The unit contained seven metric to decimetric mineralized zones. The main one, from 312.0 to 313.7m, is composed of 2-5% sulfides in a mylonitized and strongly silicified zone. An assymetric "Z" shape fold is present at 313.3m. In a moderately altered interval, from 280.0 to 292.0m, we can identify the protolith as an intermediate tuff. Under the Marco zone we have a mafic cinders and lapillis tuff from 316.1 to 339.8m. Traces of sulfides are noted near the upper contact from 316.1 to 318.0m. From 339.8m to the end of the hole at 341.0m we have an intermediate lapillis tuff.

Two gold values are associated with the intermediate banded tuff in the hanging wall of the Marco zone: 1.71g/t Au over 1.0m from 228.0 to 229.0m and **10.23g/t Au over 1.0m** from 233.1 to 234.1m. The latter value corresponds to a silicified and strongly deformed zone with 3% arsenopyrite and 1% pyrrhotite-pyrite. Five gold intervals are scattered through the Marco zone: 1.58g/t Au over 1.0m from 245.0 to 246.0m; 5.97g/t Au over 1.0m from 247.0 to 248.0m; 1.44g/t Au over 1.1m from 270.2 to 271.3m; 4.84g/t Au over 1.0m from 284.0 to 285.0m and 3.85g/t Au over 2.8m from 312.0 to 314.8m including 7.75g/t Au over 1.0m from 312.0 to 313.0m. Most of the values come from thin mineralized zones of the altered intermediate volcanic. The thicker interval is associated with the silicified and mylonitized zone containing up to 5% sulfides that is present at the bottom of the altered unit.

13.1.3 Section 19+00E

Two drill holes were drilled from the same set-up with different dips.

CE-06-52 was aimed to intersect the western extension of the Marco zone at 200m of vertical depth. From the collar to 33.6m there is a basalt unit followed by two different ultramafic layers, the first one composed of actinote and chlorite and the other, from 34.8 to 37.05m, made up tremolite and serpentine. From 37.05 to 38.05m is a QFP dyke. An intermediate banded volcanic is located between 38.05 and 46.5m followed down to 82.0m by basalt intermixed with co-genetic gabbro. From 69.75 to 74.5m the basalt contained 2% sulfides, disseminated or in fracture filling. From 82.0 to 88.3m we have an intermediate volcanic injected by a 2.3m thick QFP dyke. A porphyritic gabbro is present from 88.3 to 100.6m. From 110.6 to 183.25 we have an intermediate tuff containing 10-20% of decimetric amphibole-garnet veins followed by an intermediate crystals tuff down to 209.3m. From 209.3 to 239.55m we have an intermediate banded tuff. We cut the Marco zone between 239.55 and 334.3m. It is composed of altered felsic to intermediate volcanics containing decimetric K-feldspar-amphibole-garnet veins. About ten decimetric to metric mineralized zones are scattered along this altered unit. The mineralization is composed of 1-3% sulfides disseminated mainly in silicified deformation zones. In three mineralized zones we observed quartz veins containing visible gold. Under the Marco zone we cut an intermediate lapillis tuff from 334.3 to 340.2m and then an intermediate crystals tuff until the end of hole at 359.0m. This last unit contained a silicified and sheared zone with about 1% sulfides between 340.2 and 343.8m.

An isolated gold value is associated with a basalt: 1.68g/t Au over 0.8m from 68.0 to 68.8m. Five gold intervals are related to the silicified and mineralized deformation zones developped in the Marco zone altered unit: 3.96g/t Au over 7.75m from 250.25 to 258.0m including **8.82g/t Au**

over 2.9m from 254.0 to 256.9m; 1.06g/t Au over 1.2m from 260.0 to 261.2m; 1.56g/t Au over 1.0m from 277.0 to 278.0m; 2.77g/t Au over 2.2m from 311.0 to 313.2m; and 1.43g/t Au over 1.0m from 329.0 to 330.0m. A last gold value is associated with a silicified and sheared intermediated crystals tuff with 1% sulfides: 3.86g/t Au over 1.0m from 342.0 to 343.0m.

CE-06-53B was aimed to intersect the western extension of the Marco zone at about 300m of vertical depth (**CE-06-53A** was a first attempt interrupted at 20m because the dip of the hole was flattening too fast). From the collar to 43.9m we have a basalt then an ultramafic intrusive down to 43.9m. After a 30cm QFP dyke we cut a banded intermediate to felsic tuffs unit from 49.2 to 60.5m. From 60.5 to 140.7m we have interbeded basalt and gabbro with intermediate to felsic tuffs (93.6 to 97.3m and 107.4 to 116.4m) and felsic volcanic layers (133.3 to 136.8m). A wide intemediate tuff unit is present from 140.7 to 243.8m followed by an intermediate crystals tuff (243.8 to 278.1m) and an intermediate banded tuff (278.1 to 311.6m). From 311.6 to 424.7m we cut the Marco zone constituted by an altered intermediate to felsic volcanic containing 35% decimetric feldspar-amphibole-garnet veins. While the upper contact is faulted and sharp, the lower one is gradual with a progressive disappearance of the alteration veins. A dozen decimetric to metric mineralized zones are observed along this altered unit. The mineralization is composed of 1-10% sulfides disseminated mainly in silicified deformation zones. In three locations we observed quartz or feldspar-amphibole veins containing visible gold. From 424.7 to the hole end at 458.0m we have an intermediate tuff.

An isolated gold value is associated with a gabbro injected by a 50cm quartz veins containing traces of pyrrhotite: 2.78g/t Au over 1.0m from 117.4 to 118.4m. Ten gold intervals, related to the silicified and mineralized deformations zones, are scattered through the Marco zone altered unit: 2.18g/t Au over 2.0m from 311.6 to 313.6m; 1.22g/t Au over 1.0m from 329.0 to 330.0m; **4.78g/t Au over 5.0m** from 337.0 to 342.0m **including 12.10g/t Au over 1.0m** from 337.0 to 338.0m; 1.58g/t Au over 1.0m from 344.0 to 345.0m; 1.55g/t Au over 1.0m from 349.0 to 350.0m; 2.47g/t Au over 2.0m from 357.0 to 359.0m; 1.03g/t Au over 1.0m from 365.0 to 366.0m; 1.82g/t over 3.0m from 374.0 to 377.0m; 1.54g/t Au over 1.0m from 397.0 to 398.0m; and 1.37g/t Au over 1.0m from 410.0 to 411.0m. Finally a gold value is associated with the intermediated tuff of the footwall unit: 1.37g/t Au over 1.0m from 430.0 to 431.0m.

13.1.4 Section 20+00E

CE-06-54B was aimed to intersect the western extension of the Marco zone at about 300m of vertical depth (**CE-06-54A** was a first attempt interrupted at 50m because the dip of the hole was flattening too fast). From the collar to 63.4m we have a basaltic unit except for a co-genetic gabbro between 39.4 and 43.5m. From 63.4 to 67.2m there is an ultramafic dyke whose lower half is brecciated and altered in talc and chlorite. No core was recovered between 67.2 and 68.0m. From 68.0 to 90.0m we have an intermediate to felsic tuff altered in phlogopite. Between 90.0 and 105.2m we have interbedded basalt and gabbro. A thin felsic volcanic flow is present between 105.2 and 107.1m followed by a coarse grain gabbro down to 125.2m. A thick sequence of intermediate tuff is intersected from 125.2m to 268.2m with local crystals (221.5 to 251.9m) or lapillis facies (251.9 to 255.5m). From 268.2 to 401.3m we cut the Marco zone constituted by an altered intermediate to felsic volcanic containing 20% decimetric feldspar-amphibole-garnet veins. Its contains very few decimetric mineralized zones concentred in the lower part of the unit.

The mineralization is composed of 1-2% sulfides (pyrrhotite, arsenopyrite and pyrite) disseminated in silicified zones or feldspar-amphibole-garnet veins. Eight gold grains are observed in a quartz vein at 390.6m and another one is associated with a quartz-feldspar vein at 390.8m. The altered unit has gradual contacts with the adjacent intermediate tuffs. From 401.3 to the end of the hole at 418.3m we have an intermediate tuff with two minor crystal tuff horizons. The four thin gold intervals obtained are like the mineralized zones concentred in the lower part of the Marco zone: 1.41g/t Au over 1.0m from 354.0 to 355.0m; 2.67g/t Au over 1.0m from 368.5 to 369.5m; 2.43g/t Au over 1.0m from 370.5 to 371.5; and **14.73g/t Au over 1.9m** from 389.0 to 390.9m **including 31.21g/t over 0.8m** from 390.1 to 390.9m.

13.1.5 Section 23+00E

CE-06-48 was aimed to intersect the western extension of the Marco zone at about 150m of vertical depth. From the collar to 46.65m we have interbedded banded to massive basalt followed by an intermediate tuff down to 110.8m. From 110.8 to 190.6m we cut the Marco zone constituted by an altered intermediate tuff containing 25-70% decimetric feldspar-amphibole-garnet veins. The upper contact is gradual but the lower one is sharp. There is a gradual increase of silicification in the last 10m of this unit where is also concentrated the mineralization (traces to 2% pyrite-arsenopyrite-pyrrhotite). From 190.6 to 217.1m we have a basalt which showed between 190.6 and 196.1m strong deformation and silicification with 1-3% sulfides. From 217.1 to the hole end at 239.0m is an intermediate crystals tuff.

Two gold intervals were obtained in this hole. The first one is located in the mineralized segment at the base of the Marco zone: 3.26g/t Au over 1.0m from 185.0 to 186.0m. The other is associated with the adjacent silicified and mylonitized basalt: 2.74g/t Au over 1.0m from 191.0 to 192.0m.

13.1.6 Section 27+00E

CE-06-49B was aimed to intersect the extension of the Marco zone at about 300m of vertical depth (**CE-06-54A** was a first attempt interrupted at 61m because the dip of the hole was flattening too fast). The presence of many fractured zones all along this hole is a possible cause for its important deviation. From the collar to 158.5m we have a basaltic unit followed by a gabbro down to 165.7m. From 117.6 to 237.4m we have an intermediate tuff except for a felsic tuff layer between 177.6 to 188.5m. From 267.8 to 291.6m we cut the Marco zone constituted by an altered dacite containing 15% decimetric feldspar-amphibole-garnet veins. The mineralization is concentrated in two decimetric to metric deformation zones near the bottom of the unit. It is composed of 1-5% pyrite, arsenopyrite and pyrrhotite finelly disseminated along the foliation plane. From 291.6 to the end of the hole at 329.0m we have an intermediate crystals and cinders tuff.

The gold interval is associated with the mineralized and deformed portion of the Marco zone: 1.43g/t over 2.0m from 286.5 to 288.5m.

13.2. Contact Zone drilling results

13.2.1 Section 5+25E

CE-06-51 tested the Contact Zone on a section where high grade values up to 1030g/t Au over 0.3m (CE-04-11) were obtained at shallow depth. Located at the foot of a hill, hole CE-06-51 was aimed to intersect the regional fault at about a vertical depht of 150m. From the collar to 26.6m we have a wacke with a banded iron formation between 22.2 and 23.7m. From 26.6 to 95.8m we cut a basalt followed by a gabbro down to 126.8m. Then we return in basalt flows from 126.8 to 167.9m except for a layer of wacke with 10% garnets between 129.3 to 133.2m. The basalt is strongly brecciated and chloritised (tectonic breccia) between 153.2 to 166.6m. This fault zone is topped by a thin silicified layer with 15% sulfides (pyrite, pyrrhotite and arsenopyrite). From 167.9 to the end of the hole at 221.0m we have the Laguiche Group paragneiss which are deformed and contained 25% felsic mobilisates.

Three gold values were obtained in this hole. One is associated with mineralized and silicified basalt adjacent to the fault zone: 1.9g/t Au over 0.5m from 152.8 to 153.3m. The others are located within the Laguiche paragneiss: 1.52g/t Au over 1.0m from 192.0 to 193.0m and 1.74g/t Au over 1.0m from 219.0 to 220.0m.

13.3. Echo Zone drilling results

13.3.1 Section 27+00E

CE-06-50 was aimed to intersect the Echo zone at about 100m of vertical depth. From the collar to 20.3m we have a basalt followed by an intermediate lapillis tuff down to 24.6m. An intermediate porphyritic volcanic is cut between 24.6 and 62.5m. From 62.5 to 113.0m we have an intermediate volcanic which contains 15-35% K-feldspar-amphibole veins and is affected by a silica-K-feldspar-epidote stockwerk between 62.5 to 82.3m. From 113.0 to 132.8m we have a silicified intermediate breccia flow volcanite. From 132.8 to 166.0m we cut an heterogenous intermediate volcanic with 1-2% K-feldspar-amphibole veins. Traces to 2% pyrite and arsenopyrite are noted between 161.2 to 162.5m. From 166.0 to 183.3m we have an intermediate crystal tuff followed by an intermediate lapilli tuff down to 189.55m. From 189.55 to 238.1m we cut an heterogeneous intermediate tuff followed by a silicified intermediate to felsic tuff down to 242.85m. From 242.85m to the end of the hole at 269.0 we have a strongly fractured intermediate volcanic injected by a stockwerk of chlorite and/or calcite-quartz.

The gold value is associated with the only occurence of arsenopyrite in this hole: 2.57g/t Au over 0.8m from 161.1 to 161.9m.

ITEM 14 SAMPLING METHODS AND APPROACH

Rock samples collected during the 2006 program were sent for quantitative elemental concentration assay to Laboratoire Expert Inc., Rouyn-Noranda (Québec) and Activation Laboratories Ltd, Ancaster (Ontario). Samples have been collected at the bedrock surface by hammer or at depth by drilling. Rocks collected with a hammer have been located with the use of a GPS instrument.

All samples were placed in individual bags with their appropriate tag number and the bags were sealed with fibreglass tape. Individual bagged samples were then placed in shipping bags. The authors are not aware of any sampling or recovery factors that would impact the reliability of the samples.

ITEM 15 SAMPLE PREPARATION, ANALYSIS AND SECURITY

15.1. Sample security, storage and shipment

Samples were collected and processed by the personnel of Geonordic Technical Services. They were immediately placed in plastic sample bags, tagged and recorded with unique sample numbers. Sealed samples were placed in shipping bags, which in turn were sealed with plastic tie straps or fibreglass tape. Bags remained sealed until the Laboratoire Expert Inc. (Rouyn-Noranda, Québec) opened them.

All samples were initially stored at the campsite. Samples were not secured in locked facilities, this precaution deemed unnecessary due to the remote location of the camp. Samples were then shipped by airplane to Cargair then loaded on pick-up truck for transport to Rouyn-Noranda where the Geonordic Technical Services personnel delivered them to the Laboratoire Expert Inc. sample preparation facility.

15.2. Sample preparation and assay procedures

After logging in, the samples were crushed in their entirety at the Laboratoire Expert Inc. preparation laboratory in Rouyn-Noranda to >70% passing 2 mm. A 200 to 250-g sub-sample was obtained after splitting the finer material (<2 mm). The split portion derived from the crushing process is pulverized using a ring mill to >85% passing 75 µm (200 mesh). From each such pulp, a 100-g sub-sample was obtained for assay. The remainder of the pulp (nominally 100 to 150 g) and the rejects are held at the processing lab for future reference. Most of the sample were analysed for gold only by fire assay using 30 grams of pulp, with a detection limit of 5ppb. All values over 500ppb were re-assayed by fire assay and gravimetric finish.

The samples taken at surface during the prospection were analyzed for gold by the same method and for 31 other elements, including Ag, Cu and Mo, by plasma (scan ICP-EOS) following an extraction by aqua regia. Some samples were taken for whole rock assays by plasma (ICP 4B) to confirm their composition and lithological name. The pulp of the samples analysed by plasma were send by Laboratoire Expert Inc. to Activation Laboratories Ltd, who performed those assays at their Ancaster (Ontario) facilities.

The WRC (Whole-Rock) package was selected for samples having only low content in sulphides. These samples have been analyzed for Si, Al, Fe^{3+}, Ca, Mg, Na, K, Cr, Ti, Mn, P, Sr and Ba, reported as oxides, and for Y, Zr, Zn, Cu and Au. Major elements, Y and Zr were assayed using the ME-XRF06 method which consists in a lithium meta or tetra borate fusion followed by XRF. Cu and Zn from this package were obtained using AAS, following aqua regia digestion, according to the AA45 Procedure. Au was determined by the AA23 Procedure, a 30-g fire assay followed by AAS. Loss on ignition was calculated by the gravimetry method applied after heating at 1000°C.

ITEM 16 DATA VERIFICATION

Since 2004 Virginia has set up an Analytical Quality Assurance Program to control and assure the analytical quality of assays in its gold exploration works. This program includes the addition of blank samples and certified standards to every 50 samples series sent for analysis. Blank sample are used to check for possible contamination in laboratories while certified standards determine the analytical accuracy.

Neither contamination nor analytical accuracy problem have been detected in the assays performed on the samples of the Corvet Est property in 2006.

ITEM 17 ADJACENT PROPERTIES

This section is not applicable to this report.

ITEM 18 MINERAL PROCESSING AND METALLURGICAL TESTING

This section is not applicable to this report.

ITEM 19 MINERAL RESOURCE, MINERAL RESERVE ESTIMATES

This section is not applicable to this report.

ITEM 20 OTHER RELEVANT DATA

This section is not applicable to this report.

ITEM 21 INTERPRETATION AND CONCLUSIONS

The Corvet Est property is made up of a volcanosedimentary belt thrusted over the Laguiche Group (migmatized paragneiss). The belt is generally composed of basalt and wacke with minor iron formations, ultramafic dykes and conglomerate. The exception is in the area south-east of Lac à la Corvette where we have an important quantity of felsic to intermediate tuffs and flows. It is also there that the two main auriferous zones, Marco and Contact are located.

21.1 Marco zone

The Marco zone has been followed on outcrops, trenches and by drill holes over a length of 1.4 km, with a true width of 1.8 to 39.6 m. It is located within a broader unit described as a dacite in the eastern part where the composition is more felsic, and as an intermediate volcanic in the western part where lapillis tuff texture are sometimes preserved. They possibly have the same protolith but the eastern part shows a higher level of deformation and silicification. The intermediate/dacite rock is affected by an extensive vein-type alteration composed of microcline, amphibole, garnet and carbonate which is generally barren. The mineralization is restricted to thinner silicified and highly deformed zones who have a bleached aspect. It is composed of disseminated arsenopyrite, pyrite and pyrrhotite. The mineralization is clearly re-aligned by the deformation parallel to the S_1 plane and is affected by the P_2 drag folds who produced steep-dipping Z shape folds. Those folds thickened the mineralized zone and may also have favoured the circulation of fluids.

Seven diamond drill holes were implanted on the Marco zones in 2006, mostly in its western part. So far the auriferous zone has been tested to a vertical depth between 250m in the eastern part to 350m in the western part, except for a 400 m gap between sections L23E and L27E.

On section L16E, hole CE-06-46 showed that the altered unit is still continuous to the west with a true thickness of 35m, but the mineralization and the deformation are weaker.

On section L18E, CE-06-47 intersected several gold zones scattered all over the altered unit and in the hanging wall, with the highest concentration at the base of the Marco zone: 3.85g/t Au over 2.8m from 312.0 to 314.8m including 7.75g/t Au over 1.0m from 312.0 to 313.0m. Although the gold distribution is quite similar to what we had in adjacent hole CE-05-44 (section L18+50E, 10.10g/t Au over 5.2m) the gold concentration is not that good.

On section L19E both holes, CE-06-52 and CE-06-53B, intersected several thin gold-bearing intervals distributed all along the altered unit with the best intersects localized in the upper part of the Marco zone(respectively 3.96g/t Au over 7.75m from 250.25 to 258.0m and 4.78g/t Au over 5.0m from 337.0 to 342.0m). Visible gold is associated with quartz or feldspar-amphibole veins in some of the mineralized zones of both holes.

On section L20E, CE-06-54B intersected a wide altered intermediate volcanic with a true thickness of 90m, but the mineralized zones are restricted to the lower third of the unit. The best gold interval is located near the lower contact of the altered unit (14.73g/t Au over 1.9m from 389.0 to 390.9m). The interval contains visible gold associated with quartz and quartz-feldspar veins.

On section L23E, CE-06-48 cut a thinner alteration zone compared to the section L20E. The mineralization is sparse and restrained in the lower 10m of the altered unit. Gold values are modest with a best interval of 3.26g/t Au over 1.0m from 185.0 to 186.0m.

On section L27E, CE-06-49B was aimed to intersect the Marco zone about 50m under and 50m to the west of CE-04-32 (section L27+ 25E, 2.14g/t over 25.3m). The deviation of the hole CE-06-49B was so important that it cut the zone about the same level than CE-04-32 but 60m to the west. The Marco zone is composed of dacite with 15% of felspar-amphibole-garnet veins and has a true tickness of 20m. Just the lower part of the unit is mineralized. The only gold interval is associated with the mineralized zone: 1.43g/t over 2.0m from 286.5 to 288.5m.

While the altered unit remains relatively constant in strike and dip from one section to the other, the distribution and concentration of the mineralized zones can vary greatly between two holes, even in the same section. The control of the mineralization appears to be structural. The best results obtained to date are concentrated in two areas where P_2 folds thickens the favorable unit: section L18E to L20E and section L27E to L29E. The later area shows an higher level of deformation.

21.2 Contact zone

The Contact zone is situated at the faulted contact between the volcano-sedimentary belt and the migmatized paragneiss of the Laguiche Group. The mineralization is located mostly in mylonitized basalt and oddly in the highly deformed paragneiss. Interesting gold values have been obtained all along this contact, which is exposed for about 5km, but the width is often just about 1m. The best intersection in trench is 6.7g/t Au over 2.0m (TR-CE-03-01). In drilling, the hole CE-04-14 has a wider intersect than usual: 11.8g/t Au over 4.7m (from 89 to 93.7m).

The only hole drilled in 2006 was located on section L5+25E, where the fault has an unusual shallow dip angle of 45^0. The goal was to find a low pressure zone along the fault where mineralized fluids could have been trapped. While hole CE-06-51 showed that the fault dip remains moderate at 55^0, the gold results obtained were disappointing (1.9g/t Au over 0.5m from 152.8 to 153.3m). Although the Contact zone is an extensive gold bearing structure, all the works done on it so far have not defined any economical bodies.

21.3 Echo zone

The Echo zone is located 150 m south of the Marco Zone. It is similar to the Marco zone in terms of mineralization and host rock. Deformation and alteration are less developed. The magnetic high associated with the zone is 1.2km long. The three gold occurrences are concentrated over a distance of 150 m:

1.23g/t Au over 1 m - CE-04-17, section 27+78E;
2.57g/t Au over 1 m - trench TR-CE-04-43, section 28+50E;
2.06g/t - from a grab sample taken in section 29+35E.

Hole CE-06-50, localized on section L27E, does not show any improvement of the alteration and mineralization at depth. Just one thin gold interval was obtained: 2.57g/t Au over 0.8m from 161.1 to 161.9m. The intermediates and felsic rocks are essentially fractured instead of being sheared like those of the Marco zone. The results obtained so far do not justify to pursue its investigation.

21.4 Eade 1

The trenches made on the Eade 1 exposed the EM conductor along a 300m length. The lithologies exposed are thinly interbedded wacke and basalt with minor decimetric iron formations. The EM conductor is explained by the iron formations which are composed of quartz, semi-massive pyrrhotite and traces of graphite. No significant results were obtained with a highest value of 341ppb Au over 1.0m.

21.5 Eade-Till

All the anomalous till samples are enclosed in a small area of 200m by 500m, located about 15km west of Lac à la Corvette. The best result is 113 gold grains with 82 of them pristines. The restricted dispersion of the gold in till pointed to a possible local source. The B-horizon soil survey made on the area gave very low values but led to the same conclusion. The outcrops located north of the till anomalies are composed of barren wacke with local decimetric exhalative bands. A geophysical survey will be needed to complete the investigation of this area.

21.6 Eade 5

This showing is located in the western part of the property at some 3.5 km south-south-east of Brune Lake. The trenches exposed over a 100m length a sheared transitional contact between basalts, on the north side, and wackes. Anomalous gold values are associated with both lithologies but are generally located near the contact. The best result obtained is 3.08g/t Au over 1.0m in a silicified wacke with 2-3% arsenopyrite and traces of pyrite. The main interest of Eade 5 is that the area is poorly known because it sits on the top of a little hill in an area covered by quaternary deposits. Other mineralized zones may be defined in the area by a geophysical survey.

ITEM 22 RECOMMENDATIONS

The Marco Zone still has the best potential for an economic gold deposit on the Corvet Est property. Additionnal drilling must be made at depth between sections L20E to L23E and L27E to L29E, where we got our best result so far. There is a gap between sections L23E and L27E that must be investigated with some short holes. The extension to the west can also be tested with a short hole on section L15E.

We recommend to cut small grids, of about 10 linear kilometers each, on Eade 5 and Eade-Till and to cover them with Mag-IP surveys. If IP conductors are defined they must be drill-tested.

ITEM 23 REFERENCES

Chénard D., 2005 – Lac Eade : Summer 2004 geological reconnaissance. Virginia Gold Mines Inc. 16 pages.

Ciesielski, A., 1984 – Géologie de La Grande Rivière (Chisasibi – LG-3), sous-province de la Baie James, Québec. Geological Survey of Canada, Open File Map 379.

Crevier M., 1979 – Levés géologiques, géochimique et radiométrique, projet 701-1378- 41. Société de Développement de la Baie James; GM-38183, 36 pages.

Eade K.E., 1966 – Fort George River and Kaniapiskau River (west half) map-areas, New Québec. Geological Survey of Canada; paper 339, 120 pages.

Gauthier M., Larocque M. and Chartrand F., 1997 – Cadre géologique, style et répartition des minéralisations métalliques du bassin de La Grande Rivière, Territoire de la Baie James. Ministère des Ressources naturelles; MB 97-30, 65 pages.

Gleeson C.F., 1975 – Report on Lake Sediments Geochemical Survey – 1975 Areas "A" and "B". Société de Développement de la Baie James.

Hocq M., 1985 – Géologie de la région des lacs Campan et Cadieux, territoire du Nouveau-Québec. Ministère de l'Énergie et des Ressources; ET 83-05, 178 pages.

Larose P.Y., 1978 – Projet : Vérification d'anomalies géochimiques Permis SDBJ # 3. Société de Développement de la Baie James.

Mouge P., Paul R., 2005 – Levé de gradiométrie magnétique héliportée «Helimager» sur la propriété du Lac Eade (Baie James, Québec, Canada). 13 pages.

Oswald R., 2004 – Technical report and recommendations, 2003 work campaign and winter 2004 drilling program, Corvet Est property, Quebec. Virginia Gold Mines Inc.

Perry C., 2005 – Technical report and recommendations, summer-autumn 2004 exploration program, Corvet Est property, Quebec. Virginia Gold Mines Inc. 32 pages.

Perry C., 2006 – Technical Report on Summer 2005 Reconnaissance and Drilling Program, Corvet Est and Lac Eade Projects, Québec. Virginia Gold Mines Inc. 28 pages.

Otis M., 1975 – Projet de géochimie de lacs (lacVillage). Société de Développement de la Baie James.

St-Hilaire C., 1998 – Levé électromagnétique et magnétique héliporté, Bloc lac Corvet Est, Région de La Grande Rivière, 19 pages.

Savard M., 2004 – Propriété Corvet Est, ''Sao Porphyry'', Note de service octobre 2004. Mines d'Or Virginia, 3 pages.

Sharma K.N.M., 1977a – Région de la Grande Rivière. Ministère des Richesses Naturelles; RG-184, 75 pages.

Sharma K.N.M., 1977b – La Grande Rivière area (projet 1976 project). Ministère des Richesses naturelles; DPV-493, 18 pages.

Sharma K.N.M., 1978 – La Grande Rivière area (projet 1977 project). Ministère des Richesses naturelles; DPV-558, 32 pages.

Sharma K.N.M., 1996 – Légende générale de la carte géologique. Ministère des Richesses naturelles, Sigéom; MB-96-28, 89 pages.

Simoneau P., Tsimbalanga S., 2004 – Levé de magnétométrie et de polarisation provoquée effectués sur la Propriété Corvet Est, région de La Grande-4, SNRC 33H/05. Géosig Inc, 8 pages.

Tsimbalanga S., 2004 – Levé de magnétométrie et de polarisation provoquée effectués sur la Propriété Corvet Est, région de La Grande-4, SNRC 33H/05. Géosig Inc, 9 pages.

ITEM 24 DATE AND SIGNATURE

CERTIFICATE OF QUALIFICATIONS

I, *Charles Perry*, resident at 635 Chemins des Bains, Saint-Irénée, Qc, G0T 1V0, hereby certify that :

- I am presently employed as a Project Geologist with Geonordic Technical Services inc., 1045 Larivière ave., Rouyn-Noranda, Qc, J9X 5C3.
- I have received a B. Sc. In Geological Engineering in 1991 from Laval University, Quebec City, Qc.
- I have been working as a geologist in mineral exploration since 1991.
- I am a professional engineer in geology presently registered to the board of the *Ordre des Ingénieurs du Québec*, permit number 119982.
- I am a qualified person with respect to the Corvet Est and Lac Eade projects in accordance with section 1.2 of the national instrument 43-101.
- I visited the region from June to October 2006 while participating to the mapping and drilling works and was the Project Geologist.
- I am responsible for writing the present technical report, utilizing proprietary exploration data generated by Virginia Gold Mines inc. and information from various authors and sources as summarized in the reference section of this report.
- I am not aware of any missing information or changes, which would have caused the present report to be misleading.
- I do not fulfill the requirements set out in section 1.5 of the National Instrument 43-101 for an "independent qualified person".
- I have been involved in the Corvet Est project since may 2004.
- I read and used the National Instrument 43-101 and the Form 43-101F1 to make the present report in accordance with their specifications and terminology.

Dated in Rouyn-Noranda, Qc, this 20th day of February 2007.

"Charles Perry"

Charles Perry, B.Sc., P. Eng.


INGÉNIEUR - ENGINEER
Charles Perry
119982
QUÉBEC

ITEM 26 ILLUSTRATIONS

Appendix 1 Assays certificates

Appendix 2 Drill hole logs

VIRGINIA MINES INC.

CORVET EST PROPERTY

Project Location


76°00' W
74°00' W
53°00' N
52°00' N
Radisson
La Grande Sud
LG-3
33 F
33 G
Trans-Taiga road
LG-4
Mirage
N
33 H
Poste Lemoyne Ext.
CORVET EST PROPERTY
33 C
33 B
KM381
James Bay road
Radisson
Chibougamau
Virginia's CDC
0
50
100
Kilometers

FIGURE 1

VIRGINIA MINES INC.

CORVET EST PROPERTY

Claims Location



N
Eade 5
3.33 g/t Au
5.18 g/t Au
7.41 g/t Au
33 G/07
33 G/08
Eade 1
1.40 g/t Au /2.7m
I1D
33 H/05
Eade 6
11.00 g/t Au
Eade 3
3.1% Cu
Eade 2
1.15 g/t Au
2.95 g/t Au
M4,BO/I1G
33 G/01
33 H/04
Eade 4
3.67 g/t Au
Lake Sediments
Au (ppb) - Range (%)
48 to 430 - 99.5
28 to 48 - 99
16 to 28 - 98
9 to 16 - 95
0
10
20
Kilometers
Scale 1 : 350,000

FIGURE 2

VIRGINIA MINES INC.
CORVET EST PROPERTY
Drill holes locations and results - 2006 campaign



N
TL 13+00 N
TL 8+00 N
TL 23+00 N
CDC1104770
CDC0007967
CDC0007968
CDC0007969
CDC0007970
CDC0007971
CDC1104769
CDC0007962
CDC0007963
CDC1104766
CDC1104764
CDC1104765
CDC1104762
CDC1104763
CDC0012835
CDC0012836
CDC1104758
CDC1104759
CDC1104760
CDC1104761
CDC0007958
CE-06-51
1.92 g/t / 0.5m
1.58 g/t / 1.0m
1.71 g/t / 1.0m
CE-06-46
0.99 g/t / 1.0m
0.72 g/t / 1.0m
CE-06-47
3.17 g/t / 2.8m
Incl. 7.75 g/t / 1.0m
CE-06-52
3.96 g/t / 7.75m
Incl. 8.82 g/t / 2.9m
CE-06-53
4.78 g/t / 5.0m
CE-06-54
14.73 g/t / 1.9m
CE-06-48
3.26 g/t / 1.0m
2.74 g/t / 1.0m
CF-06-49
1.43 g/t / 2.0m
CE-06-50
L 6+00 E
L 8+00 E
L 10+00 E
L 12+00 E
L 14+00 E
L 16+00 E
L 18+00 E
L 20+00 E
L 22+00 E
L 24+00 E
L 26+00 E
L 28+00 E
Valeurs en g/t Au / Values in g/t Au
(C) Coupé / Cut
(NC) Non coupé / Uncut
0
250
500
Mètres / Meters

FIGURE 6

ITEM 1 TITLE PAGE

Form 43-101F1
Technical Report

**Technical Report on Summer 2005 Reconnaissance and Drilling Program,
Corvet Est and Lac Eade Projects, Québec**

**MINES D'OR VIRGINIA INC.
December 2005**

Prepared by:

Charles Perry, B.Sc., P.Eng.
Project Geologist
Geonordic Technical Services Inc.

ITEM 2 TABLE OF CONTENTS

LIST OF TABLES

LIST OF APPENDICES

MAPS (IN POCKET)

ITEM 3 SUMMARY

During summer 2005, Virginia conducted combined grass-root exploration, drilling and an airborne magnetic geophysical survey on its Corvet Est and Lac Eade properties, James Bay, Québec. The properties cover near 90km of a volcano-sedimentary belt located at the contact between the La Grande and the Opinaca Sub-provinces.

Corvet Est distinguished itself by a better exposure of the belt and by the presence of abundant felsic volcanic rocks. The main features are two kilometric auriferous structures. 1- The Marco zone is known over a 1.3km length with a true width of 1.8 to 39.6m. The mineralization is composed of disseminated arsenopyrite, pyrite and pyrrhotite associated with an alterated and highly deformed dacite. 2- The Contact zone is at the faulted contact between the volcano-sedimentary belt and the migmatized paragneiss of the Laguiche Group. The mineralization is located mostly in mylonitized basalt and also in the highly deformed paragneiss. Gold values are spread over a 5km strike along this structure and the width varies from <1m to 4.7m.

In 2005, eight drill holes were added for a total of 1485 meters. The highlight is a 10.10g/t Au over 5.2m intersects in the western extension of the Marco zone that remains open at depth and to the west. The additional mapping helped to refine the geological interpretation but doesn't lead to the discovery of new mineralized zone.

On Lac Eade the exposure of the belt varies greatly. Five showings were discovered in 2004, four with gold values between 1,02 and 5,18 g/t and one grading 3,14% Cu. At the only showing located in the eastern block of the property, the gold value was not repeated in the subsequent channel sampling. All the best results of 2005 are also concentrated in the western block of the property. A new gold occurrence in iron formation (11.45 g/t Au) was found at the western end of the property. On the Eade 5 showing, gold values were found over 100m of strike-length along a basalt/sediment contact, with a new showing of 7.41 g/t Au. A till sampling line performed up-ice of a gold anomaly in lake sediments has produced counts of up to 66 gold grains in an area where no gold showing is known.

Recommendations for work to be performed in 2006 include additional drilling and mapping on the Corvet Est property, till sampling, ground geophysics and prospection follow up on the western block of Lac Eade property.

ITEM 4 INTRODUCTION AND TERMS OF REFERENCE

Virginia Gold Mines has been involved in the mineral exploration on the Corvet Est property since 1997 and the reconnaissance work on the Lac Eade property began in 2004. The exploration efforts have been focused on an 85km stretch of a thin volcano-sedimentary belt and the faulted southern contact of the with the sediments of the Laguiche Group. Numerous gold showings have been discovered so far and Cu-Ag-Mo-(Au) occurrences were also encountered.

The main objectives of the 2005 exploration work were to 1) extend and outline the Marco and Contact mineralized zones, as a follow-up of the 2004 drilling campaign. (Oswald, 2004 and Perry, 2005), 2) discover additional gold and base metals showings on both Corvet Est and Lac Eade properties.

This report provides the status of current technical geological information relevant to Virginia Gold Mines's exploration program on the Corvet Est and Lac Eade properties in Québec and has been prepared in accordance with the Form 43-101F1 Technical Report format outlined under NI-43-101. The report also provides recommendations for future work.

ITEM 5 DISCLAIMER

The author Charles Perry, geological engineer with a B.Sc. in Geological Engineering and Geonordic Technical Services Projects geologist, has been involved in fieldwork campaigns at Corvet Est and Lac Eade in 2004 and 2005.

ITEM 6 PROPERTIES DESCRIPTION AND LOCATION

The Corvet Est and Lac Eade properties are located on the James Bay territory (Fig. 1), 380 km north of Chibougamau, 240 km east from Radisson and 50 km southwest of the LG-4 hydroelectric complex (see NTS sheets no. 33G/07, 33G/08, 33H/04 and 33H/05). The Corvet Est property (NTS sheets no. 33H/05), situated east of Corvette Lake, splits Lac Eade property in two. The campsite is located on Corvet Est at latitude 53°19' North and longitude 73°57' West.

Corvet Est consists of 108 contiguous claims stretching on 5,559 hectares as delineated on the map (fig.2). Lac Eade is composed of two blocks totalizing 615 claims for 31,533 hectares (fig.2). The claims are 100% held by Virginia Gold Mines Inc.; they are listed in Appendix 1.

ITEM 7 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

Corvet Est and Lac Eade are accessible by seaplane or helicopter from LG-4 located 50 km NE. Access to LG-4 is made by taking the James Bay Road, via Matagami or Chibougamau, and by the Transtaiga Road. This gravel road is open year-round, and leads to the Caniapiscau reservoir. There are two seaplane bases on Transtaiga Road: Cargair at Km 285, and Mirage Outfitter at

Km 358. The Corvet Est campsite is situated 48 km south of Cargair and 87 km southwest of Mirage. It is also possible to charter a plane to LG-4 airport (at Km 300, Transtaiga Rd).

The properties have a moderate topography with elevations varying from 300 to 450m. Corvet Est have an exceptionally large number of outcrops, and overburden that is thinner than the Lac Eade property area, where glacial overburden dominates. The irregular, low-density forest cover is composed of black spruce and jack pine. Forest fires have damaged nearly 50% of the acreage in the central part of the area, but untouched the eastern and western ends of Lac Eade. From November to May the ground is usually covered with snow, and lakes are frozen.

ITEM 8 HISTORY

8.1. Properties ownership

The Corvet Est and Lac Eade properties are 100% owned by Virginia Gold Mines Inc. Under the terms of an agreement, Placer Dome Exploration Inc. has an exclusive right to exercise an option to earn a 50% interest in the properties in return for CA$4 million in exploration expenditures and CA$90 000 in cash payments over a five-year period. Virginia will be the operator of the project for this period.

8.2. Previous work

The first activities carried out in the sector consisted of geological reconnaissance by Geological Survey of Canada, scale 1:1 000 000 (Eade, 1966). Subsequently, the Ministère des Richesses naturelles (Sharma, 1977a, b, 1978; Hocq, 1985) and the Geological Survey of Canada (Ciesielski, 1984) completed geological mapping campaigns, scale 1:100 000.

In the seventies, the main works consisted of uranium prospecting carried out by *Groupe minier SES* and the *Société de Développement de la Baie James* (Crevier, 1979; Otis, 1975; Larose, 1978, Gleeson, 1975). In the area of Lac Eade property, those works included lake-bottom geochemical sampling and follow up of anomalies generated thereby.

Virginia's prospectors found a zinc occurence hosted by felsic blocky tuff in Corvet Est area in 1997. This discovery leads to property acquisition, airborne Mag-EM survey and ground follow up. Due to negative result the property was let to lapse. The discovery of gold showings by the same Virginia's prospectors in the summer of 2002 has lead to the restaking of a first 13-claim block on Corvet Est property.

Follow-up activities in 2003 (Oswald, 2004) delineated the auriferous Contact Zone on a continuous stretch of 1.2 km and also lead to de discovery of the Marco Zone. As a result 75 claims were added to the property. A 69 linear km grid was cut and covered by magnetometric and I.P. surveys (Simoneau and Tsimbalanga, 2004).

From March to April 2004, a 21-hole diamond drilling campaign totaling 2,498.7 m was carried out on the Contact and Marco zones (Oswald, 2004).

Four outcrop and eight core samples were submitted for petrography (Tremblay, 2004a, b).

In the summer and fall of 2004, an extensive exploration program has been implemented on the Corvet Est property (Perry, 2005). The work consisted of basic prospecting, geological mapping, hand and mechanical trenching, channel sampling, line-cutting, geophysical surveying (magnetometric and induced polarization), and drilling (16 holes for 3,186 m).

In 2004, Virginia creates the Lac Eade property by taking 383 claims covering the volcano-sedimentary unit on both sides of the Corvet Est property. The same year Virginia has conducted a geological reconnaissance and prospection survey on Lac Eade (Chénard, 2005).

In May 2005, Virginia hired GPR inc. to fly a 2492 linear km high-resolution heliborne MAG survey over Corvet Est property and to the west on a part of Lac Eade (Mouge and al., 2005).

Table 1. Summary of the main activities carried out in the sector under study

Company	Year	Author	Work carried out
CGC	1966	Eade	Geological reconnaissance (1:1 000 000)
SDBJ	1975	Otis	Lake geochemistry
SDBJ	1975	Gleeson	Lake geochemistry
MRN	1977	Sharma	Geological mapping (1: 100 000)
SDBJ	1978	Larose	Lake geochemistry
SDBJ	1979	Crevier	Geological surveys and lake geochemistry
CGC	1984	Ciesielski	Geological mapping (1: 100 000)
MRN	1985	Hocq	Geological mapping (1:100 000)
MRN	1997	Gauthier et al.	Geological compilation, reconnaissance
SIAL	1998	St-Hilaire	Heliborne Mag-Em
Virginia	2003-04	Oswald	Prospecting and drilling
Geosig	2004	Simoneau et al.	Geophysical surveys
IOS	2004	Tremblay	Petrography
Geosig	2004	Tsimbalanga	Geophysical surveys
Virginia	2004	Chénard	Geological reconnaissance
Virginia	2004	Perry	Prospecting, trenching and drilling
GPR	2005	Mouge	Heliborne Mag survey

ITEM 9 GEOLOGICAL SETTING

The rocks of the region are of Archean Age and part of the Superior Province (Eade, 1966; Sharma, 1977). The properties follow the contact between the La Grande and the Opinaca Sub-provinces. A large portion of the properties are occupied by a volcano-sedimentary sequence interpreted as a branch of the Guyer Lake greenstone belt. It is composed of meta-basalts inter-layered with felsic volcanic rocks and thin meta-sedimentary bands. This unit is in fault contact to the south with the meta-sediments of the Laguiche Group. North of the volcano-sedimentary sequence is the tonalitic basement.

According to Gauthier et al. (1997), the contact between the Opinaca and La Grande Sub-provinces lies between the Laguiche sediments and the tonalitic basement or sometimes the Guyer Lake greenstone belt. Age determination revealed that the rocks are dated at 2811Ma for the tonalite, 2749Ma for the Guyer Belt and <2698Ma for the Laguiche Group (Ciesielski, 1984).

The orientation of the units varied from east-west west of Corvette Lake, to WNW in the vicinity of the Corvet Est property and finally bended north-south at the eastern end of the Lac Eade property. The units dip steeply towards the north or the east depending of the orientation. The metamorphic grade is amphibolite.

9.1. Tonalitic basement

The tonalitic basement is located in the northern part of the sector under investigation.

Tonalite I1D – In general the basement consists of tonalite, though its composition may vary slightly (granite, granodiorite, tonalite, monzonite and quartz monzonite). It is fine-grained, and its patina grey-white, sometimes pinkish. Where freshly broken the rock turns from salt and pepper to white-pink. The tonalitic phase shows a biotite content of 5 to 15% in a feldspar-quartz matrix. The granitic phases contain quartz (20 to 25%), feldspar (70 to 75%), and potassic feldspar (2 to 5%). Microcline (often in positive relief) and magnetite sometimes occur. In general this unit is foliated. Usually it is in contact with the Laguiche sediments (south), and, though to a lesser extent, with the volcano-sedimentary belt.

9.2. Volcano-sedimentary belt

The volcanic belt investigated during the campaign is generally mafic in composition and is amphibolitized. We observed a series of intrusions, and their compositions vary from felsic to ultramafic. Sediments often containing narrow iron formations were noted. Dacite and intermediate tuff are important parts of the volcanic assemblage on the Corvet Est property. The thickness of the volcano-sedimentary belt vary from 1 to 5km with the wider segment located on the Corvet Est property.

Basalt flows V3B - It is the dominant unit of the volcanic package. Color varies from dark grayish to blackish. It has a very fine granular size. The rock is chiefly composed of blackish amphiboles and to a lesser extent feldspar. Foliation is generally well developed. Primary

textures like pillowed basalts and flow breccias are rarely preserved. Traces of fine disseminated pyrite are commonly found in that unit.
Meta-sediments M4 - These sediments occur in the form of quartz-feldspar-biotite gneiss. They are similar to the Laguiche sediments, but are finer grained and contain little, if any, pegmatitic phases. The rock has a grayish beige patina that often has a rust aspect due to the presence of micas. The sediments are usually fine-grained and equigranular, and at times have a granoblastic texture. We noted a 5 to 30% biotite content in the feldspar-quartz matrix, and sometimes the presence of garnet. Its well-developed foliation is emphasized by the alignment of biotites. Mineralization rarely occurs and if any, it is limited to traces of fine disseminated pyrite.

Andesitic flows V2J - These units are chiefly located west of Corvette Lake and on Corvet Est property. The patina varies from grey to whitish grey, and greenish grey to light grey where freshly broken. These units are fine-grained with about 70% plagioclase and 30% amphibole. Biotite, muscovite and garnet occur in many areas (from traces to 5%).

Intermediate flows and tuff V2/V2e,c,l – This unit is an important component of the belt on the Corvet Est property. The intermediary volcanic rocks are composed of feldspar and mafic minerals (up to 25%). The color is medium gray in patina and on fracture as well. In general they have a porphyric texture with 1-3 mm feldspar (up to 5%). Homogeneity is what differentiates them from ash and crystal tuffs; these show banding due to variations in composition. The lapilli and blocky tuffs have a polymict composition with micro-granular and intermediate felsic fragments containing feldspar phenocrysts.

Dacitic flows V1D - These flows mostly occur on Corvet Est property. They have a grayish beige patina that turns medium grey where freshly broken. These rocks show a subconcoidal fracture and are very fine grained to aphanitic. It is composed of feldspar and 10-20% mafic minerals (biotite, amphibole) embedded in a micro-granular felsic matrix. Traces of garnet are also noted. They are foliated with a laminated aspect.

Rhyolitic flows V1B - The Rhyolite is associated with the dacitic unit principally in the Echo zone. It is clear grey on the altered surface and light grey where freshly broken. It has a very thin alteration crust and a conchoidal (shell-like) fracture. It contain 20% quartz, 15% feldspar, less than 5% mafic mineral and 1% muscovite in a silicious matrix.

Iron formations S9B - Iron formations belong to the silicate facies and oxide facies and are heavily corrugated. In general they contain sulfides, from traces to 2%, but with local concentration up to 30%. The thickness varies from 1 to 40 meters. They are usually tightly folded.

Felsic dyke I1 - Several small felsic dykes were noted during the mapping survey. In general they are thin (less than 1 m thick), whitish and fine-grained. They contain occasionally traces of pyrite and arsenopyrite. Only those injected at the contact between the belt and de Laguiche Group returned occasionally some gold grades.

Pegmatite I1G - Pegmatite occurrences in the volcano-sedimentary bands usually take the form of dykes of decimetric to metric sizes. In general they are whitish, medium-grained, with well-developed feldspar crystals (65%), quartz crystals (25-30%), muscovite, tourmaline, and accessory garnet, biotite and apatite. This unit is rarely affected by the deformation.

Gabbro I3A - The gabbro form concordant layers that seem co-genetic with the basalt. They are medium-grained and composed evenly of amphibole and plagioclase. The patina is dark gray that turn black when freshly broken. They are not magnetic, except for the gabbroic body located between the tonalitic intrusions in the northern part of the Corvet Est property.

Diabase (I3B) - Diabase are oddly observed. They are late stage non-distorted dyke that crosscut the others units. The rock is very fine-grained and weakly magnetic. Its patina is orangey beige and bluish grey where freshly broken. They show an aphanitic chill margin at the contacts. Traces of pyrite are noted.

Ultramafic flows (V4) and intrusions (I4) - Ultramafic rocks are spotted in several places along the belt but are rarely followed for more than 100m. The largest intrusion was found in the eastern part of the Lac Eade property, 30 km southeast of Corvette Lake. It shows a compositional zonation over a distance of some 20 meters: at the contact the composition consists of a gabbro that has an ophitic to subophitic texture; the next composition is a non-magnetic, tremolite-rich ultramafic rock, greenish in color; the following composition is magnetic ultramafic rock with a chocolate brown patina turning bluish black where freshly broken, with an elephant skin texture. This intrusion measures at least 80 meters thick and is followed over a distance exceeding 250 meters. Farther to the south-east, a zoned intrusion, more or less oriented north south, is followed over 2 km. The composition vary from gabbroic to ultramafic.

Polygenic conglomerate (S4D) - Conglomerates occur in the western area of the Lac Eade property (on the banks of Pontois River and 12 km east from the river). These are polygenic conglomerates that contain round-shaped fragments of tonalite, granite and, locally, amphibolite and leucogabbro.

9.3. Laguiche group

The main unit that forms the Laguiche Group consists of feldspar-quartz-biotite paragneiss. It is often intersected by pegmatites.

Feldspar-quartz-biotite paragneiss M4(M22) - This unit is found in the eastern area of the property, south and west of the volcano-sedimentary bands, where it occurs more frequently than the other units. The rock has a grayish-beige patina and a rusty aspect due to the presence of micas. This unit is usually fine-grained and equigranular, and sometimes has a saccharoidal texture. We noted a 5 to 30% biotite content in the feldspar-quartz matrix, and sometimes the presence of garnet. Its well-developed foliation is emphasized by the alignment of biotites. Mineralization rarely occurs and if any, it is limited to traces of fine disseminated pyrite. The paragneiss contains up to 25% of felsic mobilisates that represent in-situ partial melting (migmatization).

Pegmatite I1G – This area shows omnipresence of pegmatite intrusions. They generally consist of whitish, well-developed, medium sized grains of feldspar (65%) and quartz (25-30%) crystals with muscovite, tourmaline and accessory garnet, biotite and apatite. The unit is not distorted and rarely mineralized.

ITEM 10 DEPOSIT TYPE

Two types of deposits were discovered on the properties:

1) Auriferous deposit associated with deformation zones in volcanic rocks or associated sediments; and
2) Porphyry type Mo-Cu-(Au) deposit.

ITEM 11 MINERALIZATION

This section describes all the mineralized zones discovered on Corvet Est and Lac Eade properties.

11.1. Corvet Est property

11.1.1 Gold Mineralization - Marco Zone

The Marco Zone is associated with a significantly deformed and altered dacite unit. There is a direct link between deformation and mineralization. It consists of fine pyrite, pyrrhotite and dissiminated arsemopyrite needles forming irregular layers. Sulfides – their concentration remains below 15% - are parallel to the schistosity planes, and affected by dragfolds. The alteration paragenesis is composed of microcline, amphibole, garnet, tourmaline, and magnetite. However the mineralized passages are magnetite-free. The southern contact of the zone is mylonitized, and centimetric tourmaline vein often occurs. The southern host rock is composed of slightly deformed basalt or intermediary tuff. The northern host rock are similar, but are silicified and interlayered with amphibole-garnet-diopside (up to 25% garnet) bands. These bands of metric thickness are hydrothermal skarns.

The geophysical signature of the Marco Zone corresponds to a magnetic high. With regard to chargeability, a very weak I.P. anomaly was obtained, but only on line L28+00E (Simoneau et al., 2004).

At surface significant gold grades were obtained from the Marco Zone, between 16+65E and 18+00E, and between 27+00E and 30+30E. Three drill holes confirmed the continuity of the mineralized zone between those two segments, thus extending the total length to 1,365 m (see longitudinal map in pocket). The zone west of 16+65E was not recognized at surface. The magnetic survey revealed that the zone pinches out between lines L15+00E and L16+00E. East of 30+30E, trenching exposed dacite on line 31+75E and 32+30E, but no mineralization was observed. Intense silicification was noted however. The magnetic survey suggests that dacite may stretch as far as L42+00E.

So far the best channel intersections graded **7.82g/t over 3 m** (TR-CE-04-09) and **3.79g/t over 5.2 m** (TR-CE-03-09). The deepest hole intersects the Marco Zone at a vertical depth of 250 m (CE-04-32: 2.14g/t Au over 25.3 m). The true thickness of the mineralized zone ranges from 1.8 m to 39.6 m.

11.1.2 Gold Mineralization - Echo Zone

The Echo zone is located 150 m south of the Marco Zone. It is also associated with a dacite unit, but with much less hydrothermal alteration. The mineralization, hardly abundant, is pyrite dominant. Three gold values were returned over a distance of 150 m.:

1.23g/t Au over 1 m - CE-04-17, section 27+78E
2.57g/t Au over 1 m - trench TR-CE-04-43, section 28+50E
2.06g/t - from a selected sample taken in section 29+35E

The magnetic high associated with the Echo Zone is 1.2 km long, stretching between line L17+00E and line L29+00E. A 300 m I.P. anomaly (IP-35) overlies the eastern part of the magnetic high. The relative large amount of pyrite in the Echo Zone as opposed to arsenopyrite could explain why the chargeability is stronger here than in the Marco Zone.

11.1.3 Gold Mineralization - Contact Zone

The Contact Zone is associated with a deformation corridor at the contact between the basalts and the meta-sediments of the Laguiche Group. This regional fault runs across the southern part of the property. It follows a general N290 orientation and dips steeply to the northeast, except in the area east of L40+00E where it runs east-west. Gold values were obtained over 5 km length, between lines L2+00E and L52+00E. Gold is chiefly associated with mylonitic basalts situated at or near contact with the Laguiche Group. The mineralized basalt is composed of amphibole, plagioclase, biotite, and to a lesser extent, phlogopite, chlorite or carbonates, with local silicification. The mineralization is composed of sulfides (5 to 15%: arsenopyrite, pyrrhotite and pyrite) disseminated or, to a lesser extent, in stringer form. The highest-grade surface intersections were obtained in 2003 (Oswald, 2004), in the western part of the Contact Zone: **6.74g/t Au over 2 m** (TR-03-01) and **13.05g/t Au over 1.35 m** (TR-03-03). The deepest intersection within the Contact Zone was 100 m vertically, and returned 1.01g/t Au over 5.1 m (CE-04-28). The true thickness of the mineralized zone ranges from 0.8 m to 3.8 m.

QFP dykes occur frequently in the deformation zone. Contrary to dykes found elsewhere on the property, these are sometimes mineralized in arsenopyrite and pyrrhotite (1-5%). The best intersections were 4.46g/t Au over 0.4 m (TR-CE-04-35 – the sample remains open to the south due to overburden), and 1.14g/t Au over 1.4 m (TR-CE-04-33).

When affected by shear zone the meta-sediments of the Laguiche Group host meter thick pyritc horizon forming long IP axes. Pyrite occurs in thin layers along biotite cleavages. The gold grade of the meta-sediments remains low. Most samples graded less than 50ppb Au, and where values ranged between 100 and 350ppb very few neared 1g/t. The highest-grade surface samples from the Laguiche meta-sediments read 0.93g/t Au over 1 m (TR-CE-04-23); 1.14g/t Au over 1 m (TR-CE-04-31); and 1.30g/t Au over 1 m (TR-CE-04-38 – open on both sides).

11.1.4 Mo-Cu-Ag-(Au) Porphyric Mineralization - Sao Showing

Most of the following text was extracted from a memorandum written by M. Savard (2004).

In the fall of 2004, copper and molybdenum mineralization was uncovered in the northern part of the property by Charles-Étienne Ouellette (prospector, S.T.G inc.) and Mathieu Savard (Geologist, Virginia Gold Mines). The mineralization is located in an area of 0.7 km x 3 km, along the southwestern limit of a tonalitic intrusion. The latter is composed of plagioclase, quartz, biotite and potassic feldspar found in variable quantities. Secondary biotite and muscovite occur in certain areas. There is a moderatly dipping N240 gneissic texture in the tonalite. The tonalite is part of a multiphase intrusive mass, 4 km x 5 km, where in the eastern part contains granite to granodiorite facies.

The mineralization is associated with multi-oriented veins and fractures (N010°, N030°, N250°, N300°, and N340°). The veins vary from 1 to 90 cm in width. In general the density of the veins and fractures are of the order of 1 x 25 m^2, except in the center of the mineralized zone where within a radius of 350 m the density reaches about 1 x 4 m^2. The mineralization is arranged as a sheet-like deposits in the fracture plans and in disseminated masses in the walls and inside the veins. It is composed of molybdenite (tr-15%), chalcopyrite (tr-3%), pyrite (tr-1%) and malachite (tr-2%). Traces of chalcocite and native copper occur locally. At the surface ferrimolybdenite occurs frequently. This mineral, which forms a yellow powder, is generated by meteoritic alteration of molybdenite. The veins may only contain molybdenite, or chalcopyrite, or both. Molybdenite veins intersecting copper veins were found in two locations.

The best grab samples grade **4.21% Mo** (sample 18905) and **1.57% Cu, 55g/t Ag and 0,20g/t Au** (sample 18902). The best channel intersection is **1.06% Mo, 0.24% Cu, 23.5g/t Ag and 72ppb Au over 1 m** (Trench TR-CE-04-46). Most grab samples with more than 1% Mo originate from the central part of the mineralized zone, where the density of the veins and fractures is the highest.

11.2. Lac Eade property

Reconnaissance work made on the property led to the discovery of five showings in 2004 and one in 2005 (Eade 6).

Eade 1 - This showing is located at some 8 km west of Corvette Lake. Bare grabs of up to 1.36g/t Au and a channel intersect of 1.40g/t Au over 2.7 meters. The mineralized zone is composed of semi-massive to massive sulfides (pyrrhotine and pyrite) with graphite. It is located at the contact between basalts and andesites. The mineralization is linked to a Beep-Mat (electromagnetic) conductor that was followed over a distance exceeding 400 meters laterally.

Eade 2 - This showing is situated 1,200 m south of the Eade-1 showing. Two grab samples taken 250m apart in that area returned grades of 2.95 and 1.15 g/t Au. Unfortunately the best assay returned from channel samples only grade to 0.13 g/t Au over 1.0 m. Mineralized zones (often rusty) occur frequently. They are mostly composed of pyrite, arsenopyrite and pyrrhotine associated with sheared basalts.

Eade 3 - This copper showing graded 3.1% Cu. It is situated 950 meters west of the Eade-2 showing, along the same hill slope. The showing is made of a quartz vein in a fractured and silicified paragneiss. The paragneisses are intersected by pegmatites. A 2 to 5 meters thick porphyritic dyke (quartz-feldspar porphyry) was also noted (attitude of about 030/75). The mineralization consists of chalcopyrite (5 to 10%). It also contains traces of malachite and possible covellite. Traces of pyrite were noted.

Eade 4 - This showing is situated 35 km southeast of Corvette Lake. A grab sample from a felsic dyke (Phase I) returned 3.67 g/t Au. However the best channel sample returned only 25 ppb Au over 1.0 meter. The sector shows a cluster of felsic dykes that develop in the basalt, near the contact with the Laguiche paragneiss. The dykes are 50 cm to 1 meter thick, and more or less parallel to the Laguiche/volcanics contact, which in that area is roughly oriented north south. We noted the presence of those felsic dykes along the contact, over a distance of nearly 600m. In that area the volcanic belt is close to 700 meters thick. The belt seems to become narrower as it runs northerly.

Eade 5 - This showing is located at some 3.5 km south-south-east of Brune Lake. It is composed of three grab samples values of 3.33, 5.18 and 7.41g/t Au taken over a distance of 100m. They are located at the sheared contact between basalt and fine-grained sediment. The gold values have been obtained in both lithologies which contain disseminated pyrrhotite and pyrite, or arsenopyrite.

Eade 6 – This showing is located near the western limit of the property. It is bearing a single value of 11.45 g/t Au obtained in an iron formation with 3% AS-PY. The others samples taken in the area on basalts, sediments and similar layers of iron formation were barren.

ITEM 12 EXPLORATION WORK

The exploration work described in this report were conducted between June 23th and September 25th 2005. The members of Geonordic Technical Services who participated in the exploration activities were: Martin Aucoin (Geologist), Robert Oswald (Geologist), Francis Paré (Technician), Charles Perry (Engineering Geologist), and Paul Sawyer (Technician). Charles Tarnocai, Senior Geologist for Placer Dome Exploration, has also been involved in the detail mapping of the Corvet Est property, particularly around de Marco zone. Pierre Beaudry (Technician) and Remi Charbonneau (Quaternary Geologist) of Inlandsis Ltd have done till sampling on Lac Eade property.

12.1 Corvet Est property

Summer 2005 activities included additional mapping and prospection mainly on the Marco zone, other felsic units north of it and also along the contacts between the volcanic rocks and the tonalitic intrusions.
Mapping on the Marco and Echo zones area have clarify the geometry of the zones. The work of M. Charles Tarnocai has been instrumental in this particularly by underlining that the basaltic unit located between to two mineralized zone gradually die out to the east. The Marco and Echo zones joined together near L32E.

The additional mapping made north of Marco zone, up to the river doesn't modify to much the former geological interpretation but allow to locate the geological contacts more accurately. A 0.2 by 1.0km gabbro unit was also observed. The dacitic unit have been prospected thoroughly without success and no significant mineralization was noted. Near the river, fuchsite-sillimanite schist was found on a 2 by 3m outcrop. The schist is green-colour, fine grained and composed of 60% fuchsite, 30% feldspar-quartz and 10% sillimanite. About 150m further to the south-west, we came across a boulder of similar composition but with a porphyroblastic texture (10% sillimanite <3cm). Neither of them return anomalous gold value.

We were able to uncover the Contact Zone between L51E and L55E. The Zone is made of a metric QFP dyke injected between the basalt and the Laguiche paragneiss. The only significant gold value obtained was within a QFP dyke with 1% AS and <1% PY, sampled at L52E / 9+52N **(87784, 10.19 g/t Au)**.

In the northern part of the property we found basalt flows in contact with the tonalite. Near the contact numerous 1-10cm feldspar-quartz-arsenopyrite veins are injected in the basalt. The veins contain 1-50% AS and are sub-parallel to the tonalite contact (N070° to N090°). A similar vein found in this area in 2004 has returned 2.95g/t Au (sample 18913). However, all the veins sampled in 2005 bear less than 0.39g/t Au (89773).

There is at least two distinct tonalite: the one at the northern limit of the claims who is mostly barren and the other further south who contained practically all the molybdenum showing. Between those two tonalite stocks, we have mapped a magnetic gabbro which is well outlined on the Mag survey.

Martin Aucoin have also re-examined numerous trenches and drill core and collected samples for analysis and thin sections, in order to make a metallogenic study part of his M.Sc. thesis. However, the results of this work is not included in this report.

12.2 Lac Eade property

Summer 2005 activities included additional mapping and prospection mainly around the showings discovered in 2004 and in the under explored outcropping area in order to complete the geological cover. A limited till survey was carried out west of Corvette Lake.

12.2.1 Mapping and prospecting

Best results are coming from western part of the property. At the site of Eade 5 showing, we observed a sheared contact between a basalt, on the north side, and a quartz-feldspar-biotite sediment. All the gold values are located near the contact over 100m length, in either lithologies. However, the sediment are fine grained and don't show any felsic mobilisate like the paragneiss of the Laguiche Group. A grab sample of sediment which contained 3% AS has return **7.41g/t Au** (55154). Two others values of 3.33 and 5.18g/t Au were previously obtained in 2004.

About 5.4km west of Eade 5, an iron formation with 3% AS-PY has return **11.45 g/t Au** (31503, Eade 6 showing). The mapping made around shows basalt, sediment, thin beds of iron formation and exhalite exposed over an area of 0.3 by 2.0km. No other anomalous gold value was obtained.

The area up-ice of a till sample containing 21 gold grains was also investigated. The lithology encountered is a fine grained sediment composed mostly of feldspar-quartz with 5-15% biotite and locally <1% garnet. One outcrop of ultramafic rock was found in the northern part of the area. The contact with the tonalitic basement was not observed and must be farther north than expected. Numerous grab samples were taken but their gold values remains under 100ppb.

About 1km east of Eade 1 showing (1.40g/t over 2.7m) additional work was made in order to investigate a high MAG in the extension of the showing. Most of the outcrops described were composed of fine grained sediments. The only magnetic lithology that can explain the high MAG is an ultramafic rock exposed over 15 by 25m. About 60m further north the contact between the sediment and the tonalitic basement is exposed. The grab samples analyzed didn't show any gold anomaly.

A transect of the volcano-sedimentary belt was made East of Corvet Est property. This transect is located in the southern part of the 33H/05 NTS sheet in an outcropping area that was not prospected before. At the southern end we begin in the paragneiss of the Laguiche Group. Then we cross through a 1.3km thick succession of basalt and sediments with minor occurrences of gabbro, ultramafic, felsic dykes and exhalite. The contact with the tonalitic basement was not exposed. No anomalous gold value was obtained.

About 5km farther to the southeast, on NTS sheet 33 H/04, a differentiated ultramafic intrusion mapped in 2004 was sampled for precious metals. Only the more mafic level at the base of the intrusion, a dark black rock with a brown patina with 3% magnetite, has returned an anomalous gold value (55157: 266ppb Au). No significant value in Pt or Pd was obtained.

Another 3km farther to the southeast, we have mapped part of the volcano-sedimentary belt not covered by previous work. There, the belt is exposed over a thickness of 0.6km. The belt is composed mainly of basalt with some feldspar-quartz-biotite sediment with minor occurrences of felsic and ultramafic dykes. The orientation of the schistosity shift from N280° to N335° as we go southward. No anomalous gold value was obtained.

Finally the last place visited on the south-eastern side of the property was around the Eade 4 showing (3.67g/t Au in a QPF dyke). Apart from the paragneiss of the Laguiche Group on the western side of the showing, we encountered mostly basalt locally injected by thin felsic dykes. One 2 by 6m outcrop of thinly bedded iron formation and exhalite was also observed. No significant gold value was obtained.

12.2.2 Till survey

A total of 28 till samples has been taken (fig.4). One line consisting of 10 samples with a 200m spacing was positioned about 500m down-ice of Eade 1 showing (1.40g/t over 2.7m). The best result was 5 grains of gold at the northern end of the line. The second line of till was spotted up-ice from a gold anomaly in lake sediment. It consist in 12 samples at a 200m spacing. One sample located near the middle of the line return 21 gold grains, 15 were reshaped and 6 were modified. A follow-up of 6 till samples was made. One was taken at the same place than the anomalous one and returns 66 gold grains. The 5 others were taken 100m up-ice at a 25m spacing. Four of them have gold grains count between 24 and 37. The last one contains only 5 gold grains.

ITEM 13 DRILLING

The summer 2005 drilling campaign, was done by Bradley Bros. Ltd under the supervision of Robert Oswald, Geologist, and Charles Perry, Engineering Geologist. Drilling was in progress from August 3rd to August 25th. Eight holes were drilled for a total of 1484.7m. One hole has tested the Contact zone and the others tested the lateral extensions of the Marco zone. General information on these holes is given in table 2 and the significant gold intervals in table 3. Drilling log are presented in appendix 2. Sections are provided with the maps (in pocket).

Table 2. General information on summer 2005 Corvet Est drillholes

Zone	DrillHole	Line	Station	Elevation	Azimuth	Dip	Depth
Marco, East extension	CE-05-38	34E	9+12N	381	222	-50	132.7
Marco, West extension	CE-05-39	20E	12N	409	211	-55	365
Marco, West extension	CE-05-40	18+50E	10+75N	403	211	-50	173
Marco, West extension	CE-05-41	21+50E	10+90N	402	208	-50	173
Contact	CE-05-42	7+70E	0N	407	210	-45	107
Marco, West extension	CE-05-43	17E	10+07N	408	210	-50	137
Marco, West extension	CE-05-44	18+50E	11+50N	407	215	-50	290
Marco, East extension	CE-05-45	30+25E	9+28N	399	210	-60	107
						Total:	**1484.7 m**

Table 3. Significant gold intervals, summer 2005 drilling campaign, Corvet Est property

DrillHole	From	To	Length	Au (g/t)	Lithology
CE-05-38	102.0	103.0	1.0	0.45	Andesite or intermediate tuff
CE-05-39	**262.0**	**269.3**	**7.3**	**2.10**	Strongly silicified dacite tr-3%AS tr-2% PY-PO
CE-05-39	**283.6**	**284.6**	**1.0**	**5.01**	Silicified dacite 1%AS tr PY-PO
CE-05-40	63.0	64.0	1.0	0.99	Intermediate lapillis tuff
CE-05-40	80.5	81.5	1.0	1.05	Silicified and mylonitized dacite 2% PY-AS-PO
CE-05-40	83.0	84.0	1.0	1.44	Sheared dacite 5-10% GR
CE-05-40	112.0	113.0	1.0	1.44	Silicified and mylonitized dacite 5% PY-AS-PO
CE-05-40	120.0	121.0	1.0	1.03	Silicified dacite 2% PY-PO tr AS and 20cm QFP
CE-05-40	155.45	157.40	1.95	3.86	Altered and sheared dacite 3-5% PY-AS-PO
CE-05-41	132.5	133.5	1.0	1.23	Silicified and mylonitized dacite 3% PY-AS-PO
CE-05-41	138.5	139.5	1.0	1.30	Silicified and mylonitized dacite 3% PY-AS-PO
CE-05-42	95.0	96.0	1.0	1.54	Sheared migmatized paragneiss 1-3% PY-PO tr AS
CE-05-42	98.0	99.0	1.0	3.09	Sheared migmatized paragneiss tr AS
CE-05-43	**2.7 (collar)**	**5.0**	**2.3**	**8.39**	Silicified andesite
CE-05-43	114.0	116.0	2.0	1.22	Intermediate ash and cristal tuff
CE-05-44	142.0	143.0	1.0	3.02	Intermediate lapillis tuff
CE-05-44	148.0	149.0	1.0	4.18	Folded intermediate lapillis tuff with V.QZ 1%PY-AS-PO
CE-05-44	168.0	170.5	2.5	2.75	Altered dacite 5-10% AS-PY-PO
CE-05-44	171.5	172.25	0.75	1.65	Altered dacite 2% PY-PO-AS
CE-05-44	174.0	175.0	1.0	2.54	Altered dacite 2% PY-PO-AS
CE-05-44	189.0	190.0	1.0	1.03	Altered dacite
CE-05-44	201.0	202.0	1.0	3.98	Altered dacite 3% PO-AS-PY
CE-05-44	205.0	206.0	1.0	1.92	Altered dacite with V. QZ
CE-05-44	216.0	217.0	1.0	1.10	Altered dacite with 60cm QFP tr PY
CE-05-44	**251.8**	**257.0**	**5.2**	**10.10**	Altered and mylonitized dacite 5% PY-AS-PO and V.G.
including	**251.8**	**256.0**	**4.2**	**12.24**	Altered and mylonitized dacite 5% PY-AS-PO and V.G.
CE-05-45	66.0	67.0	1.0	3.09	Sheared altered andesite 1% PY-PO-AS
CE-05-45	75.0	76.0	1.0	2.98	Sheared altered dacite 2% PY-PO-AS
CE-05-45	80.0	82.0	2.0	2.88	Sheared altered dacite 2% PY-PO-AS

13.1. Marco Zone drilling results

13.1.1 Section 17E

CE-05-43 was aimed to intersect the western extension of the Marco zone at shallow depth between two mineralized trenches (TR-CE-04-18 and 19, up to 3.6g/t Au over 2.0m). After crossing a weakly silicified andesite which contain locally up to 10% microcline-amphibole-quartz-garnet veins, the drill hole cut an alterated dacite injected by 20% of microcline-amphibole-quartz-garnet veins from 40.1 to 94.2m. The dacitic unit contain several metrics layers with traces to 2% sulfides (PY, PO, AS). From 94.2m down to 137m we have a relatively fresh andesite with an interbeded ash and crystals intermediate tuff between 113.1 and 126.5m. The gold distribution in this hole is odd since the auriferous zones are located in the andesitet at the collar of the drill hole (**8.39g/t Au over 2.3m** from 2.7 to 5.0m) and in the intermediate tuff (**1.22g/t Au over 2.0m** from 114.0 to 116m). The dacitic unit for itself has returned only few anomalous values up to 0.54g/t Au. The true thickness of this unit is reduced to 48m compared to 72m in section 18+50E.

13.1.2 Section 18+50E

Two holes were drilled on this section in order to intersect the western extension of the Marco zone at 75m and 150m of vertical depth.

CE-05-40 is the shallower hole of this section. From 4.0 to 15.3m we cut an andesite and then through an intermediate crystal tuff down to 38.6m. A banded intermediate volcanic present from 38.6 to 73.6m is probably a lapillis tuff. A dacite with 20-50% microcline-quartz-garnet-amphibole veins is cut through 158.2m. The unit becomes magnetic at 82m. Six metric size mineralized zones with 2-5% PY-PO-AS and many smaller ones were noted. A gold grain was spotted in a garnet crystal at 81.1m. The hole was stopped at 173.0m in an andesite. Most of the gold values are associated with the mineralized dacite : 1.05g/t Au over 1.0m from 80.5 to 81.5m, 1.44g/t Au over 1.0m from 83.0 to 84.0m, 1.44g/t Au over 1.0m from 112.0 to 113.0m, 1.03g/t Au over 1.0m from 120.0 to 121.0m and **3.86g/t Au over 1.95m from 155.45 to 157.4m**. The banded intermediate volcanic contains one auriferous zone: 0.99g/t Au over 1.0m from 63.0m to 64.0m.

CE-05-44 was spotted 75m behind hole CE-05-40. The first units are intermixed basalt and intermediate tuff down to 167.25m and included a mineralized folded zone injected by quartz veins from 144.4 to 155.0m. Then through 257.7m we have a magnetic dacite with 20-50% of microcline-quartz-garnet-amphibole veins. The dacitic unit contain four metric mineralized zones with 2-5% PY-PO-AS. Numerous gold grains have been noted at 252.7m. From 257.7 to 266.9m, we cut an andesite and then an intermediate fragmental rock (lapillis tuff) trough the end of the hole at 290.0m. The gold zones are essentially better developped down-dip extension of those crosscut above in hole CN-05-40. Two are associated with, or near, a fold zone in the intermediate lapillis tuf: **3.02g/t Au over 1.0m** from 142.0 to 143.0m and **4,18g/t Au over 1.0m** from 148.0 to 149.0m. The others are contained within the dacitic unit: **2.75g/t Au over 2.5m** from 168.0 to 170.5m, 1.65g/t Au over 0,75m from 171.5 to 172.25m, 2.54g/t Au over 1.0m from 174.0 to 175.0m, 1.03g/t Au over 1.0m from 189.0 to 190.0m, **3.98g/t Au over 1.0m** from 201.0 to 202.0m, 1.92g/t Au over 1.0m from 205.0 to 206.0m, 1.10g/t Au over 1.0m from 216.0 to 217.0m and 10.10g/t Au over 5.2m from 251.8. to 257.0m including **12.24g/t Au over 4.2m** from 251.8 to 256.0m.

13.1.3 Section 20E

Two drill holes, CE-04-16 and CE-04-34, had already been drilled on this section in 2004.

CE-05-39 was aimed to intersect the western extension of the Marco zone at 200m of vertical depth. From the collar to 213.7m there is an alternance of basalt and intermediate tuff and then through 319.0m we crosscut a dacite injected by 25% of microcline-amphibole-garnet veins. Two metrics mineralized zones containing 1-5% AS-PY-PO are associated with strong to moderate siliceous alteration. A weaker mineralized zone, with <1% PY-AS, is also present at the base of the unit. From 319.0m to 365.0m, where the hole was stopped, there is basalt with a minor intermediate tuff interval. The gold values are associated with the two siliceous mineralized zones at the center of the dacitic unit: **2.10g/t Au over 7.3m** from 262.0 to 269.3m and **5.01g/t Au over 1.0m** from 283.6 to 284.6m. The later interval is topped by a 0.6m porphyritic dyke grading 0.62g/t Au.

13.1.4 Section 21+50E

CE-05-41 was aimed to intersect the western extension of the Marco Zone ta shallow depth. From 4.0 to 29.4m we have an alternance of andesite and intermediate tuff, followed by a magnetic dacite with 10-50% of microcline-quartz-garnet-amphibole veins down to 161.6m. Two metric size mineralized zones containing 1-3% PY-AS-PO are associated with silicified and mylonitized dacite. From 161.6 to the end of the hole at 173.0m, there is intermediate lapillis tuff. Few gold intersections are associated with the mineralized zones inside the dacitic unit: 1.23g/t Au over 1.0m from 132.5 to 133.5m and 1.3g/t Au over 1.0m from 138.5 to 139.5m.

13.1.5 Section 30+25E

CE-05-45 was aimed to intersect at shallow depth the eastern extension of the Marco Zone. From 4.0 to 67.6m we crosscut a mafic unit which composition varies from basalt to andesite. The last meter of this unit is sheared and injected by 10-30% quartz-feldspar veinelets. It contains also 1% PY-PO-AS. From 67.6 down to 88.0m, there is a narrow magnetic dacite with four mineralized zones containing 1-2% PY-PO-AS. An intermediate lapillis tuff constituted the last unit of this hole which ended at 107.0m. The gold values are both in the mafic unit near the contact: 3.09g/t Au over 1.0m from 66.0 to 67.0m, and the dacitic unit: 2.98g/t Au over 1.0m from 75.0 to 76.0m and 2.88g/t Au over 2.0m from 80.0 to 82.0m.

13.1.6 Section 34E

CE-05-38 was aimed to intersect a magnetic anomaly interpreted to be the eastern extension of the Marco Zone at 450m from the nearest previous drillhole intersect. After crossing an andesite injected by thin pegmatitic dykes, the drill hole intersected a magnetic dacite from 15.7 to 97.0m. The dacite is not notably altered nor mineralized. An intermediate crystal tuff is present from 97.0 to 100.0m then, down to 122.0m, we found an andesite. The hole was stopped in a an intermediate lapillis tuff. The highest gold value obtained in the dacite is 48ppb from 93.0 to 94.0m, where 1-2% PY-PO was noted over a 10cm length. The only significant value is associated with an andesite in which no mineralization was noted: 453ppb Au over 1.0m (102.0 to 103.0m).

13.2. Contact Zone drilling results

13.2.1 Section 7+70E

CE-05-42 was the only hole drilled in the Contact zone in 2005. It was aimed to intersect a bend in the faulted zone where an tension zone was suspected. The hole begin in a sedimentary unit down to 5.2m, then in a fractured gabbro locally sheared and altered in phlogopite through 36.9m. There is a quartz-feldspar porphyritic dyke with up to 1% AS from 36.9 to 39.5m. Then we crosscut a mafic fault gouge composed of talc-chlorite-actinote-calcite down to 53.0m. From 53.0 to 107.0, where the hole was stopped, there is the paragneiss of the Laguiche Group. In place the shearing has produced intervals of chlorite-biotite schist. Traces of AS with 1-3% PY are noted in the schist. The gold values are associated with the sheared paragneiss: 1.54g/t Au over 1.0m from 95.0 to 96.0m and 3.09g/t Au over 1.0m from 98.0 to 99.0m.

ITEM 14 SAMPLING METHODS AND APPROACH

Rock samples collected during the 2005 program were sent for quantitative elemental concentration assay to Laboratoire Expert Inc., Rouyn-Noranda (Québec) and Activation Laboratories Ltd, Ancaster (Ontario). Samples have been collected at the bedrock surface by hammer or at depth by drilling. Rocks collected with a hammer have been located with the use of a GPS instrument.

All samples were placed in individual bags with their appropriate tag number and the bags were sealed with fibreglass tape. Individual bagged samples were then placed in shipping bags. The authors are not aware of any sampling or recovery factors that would impact the reliability of the samples.

ITEM 15 SAMPLE PREPARATION, ANALYSIS AND SECURITY

15.1. Sample security, storage and shipment

Samples were collected and processed by the personnel of Geonordic Technical Services. They were immediately placed in plastic sample bags, tagged and recorded with unique sample numbers. Sealed samples were placed in shipping bags, which in turn were sealed with plastic tie wraps or fibreglass tape. Bags remained sealed until the Laboratoire Expert Inc. (Rouyn-Noranda, Québec) opened them.

All samples were initially stored at the campsite. Samples were not secured in locked facilities, this precaution deemed unnecessary due to the remote location of the camp. Samples were then shipped by airplane to Cargair then loaded on pick-up truck for transport to Rouyn-Noranda where the Geonordic Technical Services personnel delivered them to the Laboratoire Expert Inc. sample preparation facility.

15.2. Sample preparation and assay procedures

After logging in, the samples were crushed in their entirety at the Laboratoire Expert Inc. preparation laboratory in Rouyn-Noranda to >70% passing 2 mm. A 200 to 250-g sub-sample was obtained after splitting the finer material (<2 mm). The split portion derived from the crushing process is pulverized using a ring mill to >85% passing 75 µm (200 mesh). From each such pulp, a 100-g sub-sample was obtained for assay. The remainder of the pulp (nominally 100 to 150 g) and the rejects are held at the processing lab for future reference. Most of the sample were analysed for gold only by fire assay using 30 grams of pulp, with a detection limit of 5ppb. All values over 500ppb were re-assayed by fire assay and gravimetric finish.

The samples taken from the Lake Eade property and the Cu-Mo porphyry area were analyzed for gold by the same method and for 31 other elements, including Ag, Cu and Mo, by plasma (scan ICP-EOS) following an extraction by aqua regia. Some samples were taken for whole rock assays by plasma (ICP 4B) to confirm their composition and lithological name. The pulp of the samples analysed by plasma were send by Laboratoire Expert Inc. to Activation Laboratories Ltd, who performed those assays at their Ancaster (Ontario) facilities.

The WRC (Whole-Rock) package was selected for samples having only low content in sulphides. These samples have been analyzed for Si, Al, Fe^{3+}, Ca, Mg, Na, K, Cr, Ti, Mn, P, Sr and Ba, reported as oxides, and for Y, Zr, Zn, Cu and Au. Major elements, Y and Zr were assayed using the ME-XRF06 method which consists in a lithium meta or tetra borate fusion followed by XRF. Cu and Zn from this package were obtained using AAS, following aqua regia digestion, according to the AA45 Procedure. Au was determined by the AA23 Procedure, a 30-g fire assay followed by AAS. Loss on ignition was calculated by the gravimetry method applied after heating at 1000°C.

ITEM 16 DATA VERIFICATION

Since 2004 Virginia has set up an Analytical Quality Assurance Program to control and assure the analytical quality of assays in its gold exploration works. This program includes the addition of blank samples and certified standards to every 50 samples series sent for analysis. Blank sample are used to check for possible contamination in laboratories while certified standards determine the analytical accuracy.

Neither contamination nor analytical accuracy problem have been detected in the assays performed on the samples of the Corvet Est property in 2005.

ITEM 17 ADJACENT PROPERTIES

This section is not applicable to this report.

ITEM 18 MINERAL PROCESSING AND METALLURGICAL TESTING

This section is not applicable to this report.

ITEM 19 MINERAL RESOURCE, MINERAL RESERVE ESTIMATES

This section is not applicable to this report.

ITEM 20 OTHER RELEVANT DATA

This section is not applicable to this report.

ITEM 21 INTERPRETATION AND CONCLUSIONS

21.1. Corvet Est property

The Corvet Est property is made up of a bi-modal volcano-sedimentary unit thrusted over the Laguiche Group (migmatized paragneiss). The property appears to enclose the source of felsic volcanism activity in the volcano-sedimentary belt as most of the felsic to intermediate tuffs and flows are concentrated there. Two main auriferous zones, Marco and Contact, and a minor one, Echo, have been outlined by Virginia Gold Mines from 2002 to 2005. In late 2004, the Sao Cu-Mo-Ag porphyry showing was discovered in the northern part of the property. The additional mapping made in 2005 has not leaded to the discovery of new mineralized zone. In the northern part of the property, numerous felsic dykes containing disseminated to massive arsenopyrite mineralization were found in the basalt near the contact with a tonalite. However the values obtained were hardly anomalous with 8 samples grading from 19 to 392ppb Au.

21.1.1 Marco zone

The Marco zone has been follow on outcrops, trenches and by drill holes over a length of 1.4km, with a true width of 1.8 to 39.6m. It is located within a broader dacitic unit. The mineralization is composed of disseminated arsenopyrite, pyrite and pyrrhotite associated with an alterated and highly deformed dacitic gneiss. The alteration minerals included silica, microcline, amphibole, garnet, carbonate and tourmaline. The mineralization is clearly re-aligned by the deformation parallel to the S_1 plane and is affected by the P_2 drag folds who produced steep-dipping Z shape folds. Those folds thickened the mineralized zone and may also have favoured the circulation of fluids.

So far 27 diamond drill holes have tested this auriferous zone. Most of them (19) are concentrated in a 200m long section in the eastern part of the zone, where the first showing was discovered in 2003. In this area the best auriferous intersections obtained in drilling are 4.5g/t Au over 15.0m in CE-04-18; and 2.1g/t Au over 46.0m in CE-04-32. The only hole implanted in this area in 2005 (CE-05-45, section 30+25E) shows that the dacite unit still has an apparent thickness of 20m and contains low-grade gold intersects. An exploration hole (CE-05-38) located about 400m farther east, on L34E, intersected a barren magnetic dacite unit.

On the western end of the Marco zone, eight holes spread on a 600m section have proved the continuity of the mineralized system between the areas exposed in surface at both sides of the Boomerang Lake. Five of them have been drilled in 2005. The highlights of the 2005 program are the numerous gold values found in hole CE-05-44 that included the widest high-grade intersection obtained on the project so far (**10.10g/t Au over 5.2m** from 251.8. to 257.0m including **12.24g/t Au over 4.2m** from 251.8 to 256.0m).
In hole CE-05-43, the last one to the west, the best values are located in the andesite right at the collar of the drill hole and it is open to the north (**8.39g/t Au over 2.3m** from 2.7 to 5.0m). Although that we got anomalous gold values in the basalt/andesite unit before, this is the first time results are better than those obtained in the dacite unit itself. There is a possibility that from here to the west, the mainstream of the deformation zone has shift to another stratigraphic level.

The Marco zone has been well tested only over 10% of its length. So there is still a good potential of discovery along this trend. The section L20E, where two holes have been drilled, show that the western extension of the Marco zone can be as good as the eastern one in terms of mineralization and width. Also, in this section, gold concentrations seemed to improve with depth.

21.1.2 Contact zone

The Contact zone is situated at the faulted contact between the volcano-sedimentary belt and the migmatized paragneiss of the Laguiche Group. The mineralization is located mostly in mylonitized basalt and oddly in the highly deformed paragneiss. Interesting gold values have been obtained all along this contact, which is exposed for about 5km, but the width is often just about 1m. The best intersection in trench is 6.7g/t Au over 2.0m (TR-CE-03-01). In drilling, the hole CE-04-14 has a wider intersect then usual: 11.8g/t Au over 4.7m (from 89 to 93.7m).

The mapping and prospecting made in 2005 was limited to the eastern limit of the Contact zone on the property, between L51E and L55E. A high value was obtained on L52E from a meter thick QFP dyke injected between the basalt and the Laguiche's paragneiss (87784, 10.19 g/t Au).

In 2005 there was only one drill hole (CE-05-42) set up on the Contact zone where a shift of direction of the fault was noted in trenches. The results where unexciting with two metric intersects of 1.54 and 3.09g/t Au associated with sheared and weakly mineralized paragneiss, located about 30m under the faulted contact.

The potential of the Contact zone probably reside in the irregularities of the fault's strike where mineralized fluids could have been trapped in low pressure zone. So far, most of carbonates veins and chloritic alteration are locared between lines L2E and L14E. Those minerals reflect the late stage alteration activity that can produce significant mineralized bodies. The problem of drill core recuperation noted in this area is produced by the dissolution of carbonates by the circulation of meteoritic water. It is possible that the gold grade of the Contact zone may have been underestimated in some case by the lost of metric section of core in the mineralized zone. The evolution at depth of the zone is another unknown topic as the three deepest holes reach only a vertical depth of 100m. The plunge of the faulted contact is generally around 80° but can become as low as 45° like on section L5+25E. It's show that the openings for mineralized fluid can have been created in the vertical plane also. Particularly that the principal component of the movement was along the vertical plane as indicated by the mineral lineation.

21.1.3 Echo zone

The Echo zone is similar to the Marco zone in terms of mineralization and host rock. Deformation and alteration are less developed. The magnetic high associated with the zone is 1.2km long. Despite the numerous additional grab samples taken in 2005 no additional gold value has been obtained. The three gold gold occurrences are concentrated over a distance of 150 m:

1.23g/t Au over 1 m - CE-04-17, section 27+78E;
2.57g/t Au over 1 m - trench TR-CE-04-43, section 28+50E;
2.06g/t - from a grab sample taken in section 29+35E.

At surface there is usually a distance of about 100m between the Echo and Marco zones with a basalt unit filling the gap. But on the eastern side, between lines L31E and L32E, the basalt unit gradually pinch out and the two mineralized zones joined together near L32E. One explanation can be that the two zones represent the same unit that has been tightly folded (P1) with a very shallow dipping fold axis.

21.1.4 Sao Mo-Cu-Ag porphyry

Following the discovery of the Sao porphyry in 2004, basic prospecting, mapping, sampling and some channel sampling have been done. The mineralization is spread in a large area covering 0.7 by 3.0km with most of the high values concentrated in a 0.3 by 0.3km. The mineralization, consisting of molybdenite and/or chalcopyrite, is contained in multi-oriented veins and fractures. The host rock is a lightly deformed tonalite. Grab samples have graded up to 4.2% Mo (sample 18905) and 1.5% Cu, 55g/t Ag and 0.2g/t Au (sample 18902).

The 2005 field work done in the northern part of the property where concentrated along the contact between the tonalite and the volcano-sedimentary rocks. The tonalitic rock constituted two distinct intrusive bodies separated by a band of basalt and magnetic gabbro. The Sao showing is located in the southern tonalitic intrusion. In the northern one, few quartz veins with traces of molybdenite were found but there is no developed veins system as in the Sao area.

The vein-type mineralization present at Sao showing seems to be linked to a deep setting emplacement. Typical Mo-Cu porphyry deposits show more pervasive stockwork. (Gauthier, personal communication, 2005). Although some grab samples from mineralized veins gave high grades, it is unlikely that this prospect may produce sufficient grade over a large volume.

21.2. Lac Eade property

Summer 2005 activities included additional mapping and prospecting mainly around the showings discovered in 2004. Some work was also done on unexplored outcropping area in order to complete the geological cover. A limited till sampling program was also carried out west of Corvette Lake.

The thickness of de volcano-sedimentary belt varies from 1 to 3 km and the exposure is spotty. Compared with the segment of the belt exposed on the Corvet Est property, the main difference is the nearly absence of felsic volcanic rocks. In terms of gold occurrences, the mineralizations are associated with sheared basalt, sediment or iron formation located inside of the belt. All the best results are concentrated in the western segment of the property.

Near the western limits of the property an iron formation with 3% AS-PY has return **11.45 g/t Au** (31503, Eade 6).

The Eade 5 showing is located 5.4 km east of Eade 6. There, three gold showings from 3.31 to 7.41 g/t Au are spread over 100m in a basalt/sediment sheared contact. The mineralization, composed of 3 to 10% PY and/or AS, can be found in both lithologies. The sediment unit is fine grained and don't show any felsic mobilisate like the paragneiss of the Laguiche Group. So it doesn't seem to be the same setting as the Contact zone of the Corvet Est property.

About 14 km east of Eade 5, a till sample returned 21 gold grains, 15 were reshaped and 6 were modified. In follow-up the anomaly was confirmed by a second sample taken at the same spot which return 66 gold grains. Four of the five others samples taken 100 m up-ice at a 25 m spacing have gold grains count between 24 and 37. However, the origin of the gold dispersion remains unknown.

The last point of interest is the Eade 1 showing located some 8km west of Corvette Lake. The 2004 prospection campaign has revealed gold grades up to 1.40 g/t Au over 2.7m along a 300m strike length. The mineralization is made of semi-massive to massive sulfides (PO and PY) located at the contact between basalt and andesite. The mineralization corresponds to an EM conductor (Beep-Mat) followed over more than 400m. A fence of till samples taken about 500m down-ice of Eade 1 didn't gave any significant results.

ITEM 22 RECOMMENDATIONS

22.1. Corvet Est property

The Marco Zone still has the best potential for an economic gold deposit on the Corvet Est property. At surface, stripping and mapping must be done around the collar of CE-05-43 in order to investigate the auriferous zone intersected in the andesite right at the beginning of the hole. This zone remains open to the north (**8.39g/t Au over 2.3m** from 2.7 to 5.0m). In drilling, follow-up at depth of holes CE-05-44 (**10.10g/t Au over 5.2m**) and CE-05-43 are first priority targets. There is also a wide unknown zone between sections L23E and L27E that worth to be tested. There is no doubt that the MSc metallogenic study presently in progress will also help to guide the next phases of work.

The best segment of Contact Zone lies between L2E and L14E where are concentrated most of the carbonate and chloritic alterations. In this area, the evolution of Contact zone at depth is still unknown. The section L5+25 is a good place to begin because the faulted contact has shallower dip angle associated with a high grade intersection of 1030g/t Au over 0.3m in quartz-calcite vein (CE-04-11).

The Echo zone must not be underestimated because the gold mineralization can improve at depth. Some short drill holes may help evaluated the potential of this zone.

22.2. Lac Eade property

As all the best results were obtain in the western part of the property, our effort and budget should be concentrated in the same area. The iron formation and Eade 5 showings need more manual trenching and must be tested by channel sampling.

A systematic till survey should covers the entire west block with a line spacing of 2km and samples taken every 250m along those lines, for a total of about 300 samples. Additional till sampling is also need in order to pinpoint the origin of the gold grains anomaly obtained last summer.

A Max-Min survey covering the Eade 1 area will be useful to assess the extension of the sulphides zone.

ITEM 23 REFERENCES

Chénard D., 2005 – Lac Eade : Summer 2004 geological reconnaissance. Virginia Gold Mines Inc. 16 pages.

Ciesielski, A., 1984 – Géologie de La Grande Rivière (Chisasibi – LG-3), sous-province de la Baie James, Québec. Geological Survey of Canada, Open File Map 379.

Crevier M., 1979 – Levés géologiques, géochimique et radiométrique, projet 701-1378-41. Société de Développement de la Baie James; GM-38183, 36 pages.

Eade K.E., 1966 – Fort George River and Kaniapiskau River (west half) map-areas, New Québec. Geological Survey of Canada; paper 339, 120 pages.

Gauthier M., Larocque M. and Chartrand F., 1997 – Cadre géologique, style et répartition des minéralisations métalliques du bassin de La Grande Rivière, Territoire de la Baie James. Ministère des Ressources naturelles; MB 97-30, 65 pages.

Gleeson C.F., 1975 – Report on Lake Sediments Geochemical Survey – 1975 Areas "A" and "B". Société de Développement de la Baie James.

Hocq M., 1985 – Géologie de la région des lacs Campan et Cadieux, territoire du Nouveau-Québec. Ministère de l'Énergie et des Ressources; ET 83-05, 178 pages.

Larose P.Y., 1978 – Projet : Vérification d'anomalies géochimiques Permis SDBJ # 3. Société de Développement de la Baie James.

Mouge P., Paul R., 2005 – Levé de gradiométrie magnétique héliportée «Helimager» sur la propriété du Lac Eade (Baie James, Québec, Canada). 13 pages.

Oswald R., 2004 – Technical report and recommendations, 2003 work campaign and winter 2004 drilling program, Corvet Est property, Quebec. Virginia Gold Mines Inc.

Perry C., 2005 – Technical report and recommendations, summer-autumn 2004 exploration program, Corvet Est property, Quebec. Virginia Gold Mines Inc. 32 pages.

Otis M., 1975 – Projet de géochimie de lacs (lacVillage). Société de Développement de la Baie James.

St-Hilaire C., 1998 – Levé électromagnétique et magnétique héliporté, Bloc lac Corvet Est, Région de La Grande Rivière, 19 pages.

Savard M., 2004 – Propriété Corvet Est, ''Sao Porphyry'', Note de service octobre 2004. Mines d'Or Virginia, 3 pages.

Sharma K.N.M., 1977a – Région de la Grande Rivière. Ministère des Richesses Naturelles; RG-184, 75 pages.

Sharma K.N.M., 1977b – La Grande Rivière area (projet 1976 project). Ministère des Richesses naturelles; DPV-493, 18 pages.

Sharma K.N.M., 1978 – La Grande Rivière area (projet 1977 project). Ministère des Richesses naturelles; DPV-558, 32 pages.

Sharma K.N.M., 1996 – Légende générale de la carte géologique. Ministère des Richesses naturelles, Sigéom; MB-96-28, 89 pages.

Simoneau P., Tsimbalanga S., 2004 – Levé de magnétométrie et de polarisation provoquée effectués sur la Propriété Corvet Est, région de La Grande-4, SNRC 33H/05. Géosig Inc, 8 pages.

Tsimbalanga S., 2004 – Levé de magnétométrie et de polarisation provoquée effectués sur la Propriété Corvet Est, région de La Grande-4, SNRC 33H/05. Géosig Inc, 9 pages.

ITEM 24 DATE AND SIGNATURE

CERTIFICATE OF QUALIFICATIONS

I, *Charles Perry*, resident at 635, Chemin des Bains, Saint-Irénée, Qc, G0T 1V0 hereby certify that :

- I am presently employed as a Project Geologist with Geonordic Technical Services inc., 1045 Larivière ave., Rouyn-Noranda, Qc, J9X 5C3.
- I have received a B. Sc. In Geological Engineering in 1991 from Laval University, Quebec City, Qc.
- I have been working as a geologist in mineral exploration since 1991.
- I am a professional engineer in geology presently registered to the board of the *Ordre des Ingénieurs du Québec*, permit number 119982.
- I am a qualified person with respect to the Corvet Est and Lac Eade projects in accordance with section 1.2 of the national instrument 43-101.
- I visited the region from June to September 2005 while participating to the mapping and drilling works and was the Project Geologist.
- I am responsible for writing the present technical report, utilizing proprietary exploration data generated by Virginia Gold Mines inc. and information from various authors and sources as summarized in the reference section of this report.
- I am not aware of any missing information or changes, which would have caused the present report to be misleading.
- I do not fulfill the requirements set out in section 1.5 of the National Instrument 43-101 for an "independent qualified person".
- I have been involved in the Corvet Est project since may 2004.
- I read and used the National Instrument 43-101 and the Form 43-101F1 to make the present report in accordance with their specifications and terminology.

Dated in Rouyn-Noranda, Qc, this 19th day of January 2006.

"Charles Perry"

Charles Perry, B.Sc., P. Eng.


INGÉNIEUR - ENGINEER
Charles Perry
119982
QUÉBEC

ITEM 26 ILLUSTRATIONS

VIRGINIA GOLD MINES INC.

CORVET EST AND LAC EADE PROPERTIES

Project Location



76°00' W
74°00' W
Radisson
La Grande Sud
LG-3
33 F
33 G
Trans-Taiga road
LG-4
Mirage
N
33 H
Poste Lemoyne Ext.
CORVET EST PROPERTY
LAC EADE PROPERTY
53°00' N
52°00' N
33 C
33 B
KM381
James Bay road
Radisson
Chibougamau
Virginia's CDC
0
50
100
Kilometers

FIGURE 1

VIRGINIA GOLD MINES INC.

CORVET EST AND LAC EADE PROPERTIES

Claim Location



N
Eade 5
3.33 g/t Au
5.18 g/t Au
7.41 g/t Au
33 G/07
Lac Eade
33 G/08
Eade 1
1.40 g/t Au /2.7m
I1D
33 H/05
Corvet Est
Eade 6
11.00 g/t Au
Eade 3
3.1% Cu
Eade 2
1.15 g/t Au
2.95 g/t Au
Lac Eade
Eade 4
3.67 g/t Au
M4,BO/I1G
33 G/01
33 H/04
Lake Sediments
Au (ppb) - Range (%)
48 to 430 - 99.5
28 to 48 - 99
16 to 28 - 98
9 to 16 - 95
0
10
20
Kilometers
Scale 1 : 350,000

FIGURE 2

VIRGINIA GOLD MINES INC.

CORVET EST PROPERTY

Drill holes locations and results - 2005 campaign



N
TL 13+00 N
TL 8+00 N
TL 23+00 N
CE-05-44
3.02 g/t / 1.0m
4.18 g/t / 1.0m
2.75 g/t / 2.5m
1.65 g/t / 0.75m
2.54 g/t / 1.0m
1.03 g/t / 1.0m
3.98 g/t / 1.0m
1.92 g/t / 1.0m
1.10 g/t / 1.0m
10.10 g/t / 5.2m
CE-05-40
0.99 g/t 1.0m
1.05 g/t / 1.0m
1.44 g/t / 1.0m
1.44 g/t / 1.0m
1.03 g/t / 1.0m
3.86 g/t / 1.95m
CE-05-43
8.39 g/t / 2.3m
1.22 g/t / 2.0m
CE-05-39
2.10 g/t / 7.3m
5.01 g/t / 1.0m
CE-04-26
2.78 g/t / 1.0m
CE-04-27
8.50 g/t / 1.0m
CE-05-41
1.23 g/t / 1.0m
1.30 g/t / 1.0m
CE-04-34
3.53 g/t / 4.0m
CE-04-23
2.10 g/t / 46.0m
Incl. 4.50 g/t / 10.0m
CE-05-42
1.54 g/t / 1.0m
3.09 g/t / 1.0m
CE-04-29
1.51 g/t / 1.0m
CE-04-22
6.81 g/t / 4.8m (C)
8.92 g/t / 4.8m (NC)
Incl. 46.95 g/t / 0.8m
CE-04-24
1.59 g/t / 13.0m
Incl. 6.91 g/t / 2.0m
CE-04-25
3.81 g/t / 0.85m
3.50 g/t / 1.0m
3.43 g/t / 1.0m
1.06 g/t / 1.0m
1.51 g/t / 1.0m
CE-04-30
11.81 g/t / 1.0m
CE-05-45
3.09 g/t / 1.0m
2.98 g/t / 1.0m
2.88 g/t / 2.0m
CE-05-38
0.45 g/t / 1.0m
CDC1104769
CDC1104770
CDC0007967
CDC0007968
CDC0007969
CDC0007970
CDC0007971
CDC0007962
CDC0007963
CDC1104766
CDC1104764
CDC1104765
CDC1104762
CDC1104763
CDC0012835
CDC0012836
CDC1104758
CDC1104759
CDC1104760
CDC1104761
CDC0007958
L 6+00 E
L 8+00 E
L 10+00 E
L 12+00 E
L 14+00 E
L 16+00 E
L 18+00 E
L 20+00 E
L 22+00 E
L 24+00 E
L 26+00 E
L 28+00 E
Résultat déjà publié /
Previously released result
Nouveau résultat /
New result (2005-10-31)
0
250
500
Mètres / Meters
Valeurs en g/t Au / Values in g/t Au
(C) Coupé / Cut
(NC) Non coupé / Uncut

FIGURE 3

VIRGINIA GOLD MINES INC.

LAC EADE PROPERTY

Till samples locations and results



N
542500 mE
545000 mE
547500 mE
550000 mE
552500 mE
5915000 mN
5912500 mN
5910000 mN
Basement / Intrusives
Iron formation
Volcanics
Pegmatite
Sediments
33 G/08
1.40 g/t / 2.7m
1.36 g/t
1.03 g/t
2.95 g/t
1.15 g/t
66
24
31
37
5
29
T21, R15, M6
5 Total of visible gold grains
T21,R15,M6
T=Total, R=Reshaped, M=Modified
0
1
2
Kilometers
Scale 1 : 50,000

FIGURE 4

Appendix 1: Claims list

CDC - Corvet Est and Lac Eade
Mines d'Or Virginia inc.

Claim No	NTS	Surface (ha)	Row	Column	Recording Date	Expiration Date
1104758	33 H/05	51,49	7	7	20021107	20081106
1104759	33 H/05	51,49	7	8	20021107	20081106
1104760	33 H/05	51,49	7	9	20021107	20081106
1104761	33 H/05	51,49	7	10	20021107	20081106
1104762	33 H/05	51,48	8	5	20021107	20081106
1104763	33 H/05	51,48	8	6	20021107	20081106
1104764	33 H/05	51,48	8	7	20021107	20081106
1104765	33 H/05	51,48	8	8	20021107	20081106
1104766	33 H/05	51,48	8	9	20021107	20081106
1104767	33 H/05	51,47	9	3	20021107	20081106
1104768	33 H/05	51,47	9	4	20021107	20081106
1104769	33 H/05	51,47	9	5	20021107	20081106
1104770	33 H/05	51,47	9	6	20021107	20081106
12823	33 H/05	51,51	5	15	20040130	20080129
12824	33 H/05	51,51	5	16	20040130	20080129
12825	33 H/05	51,51	5	17	20040130	20080129
12826	33 H/05	51,50	6	10	20040130	20080129
12827	33 H/05	51,50	6	11	20040130	20080129
12828	33 H/05	51,50	6	12	20040130	20080129
12829	33 H/05	51,50	6	13	20040130	20080129
12830	33 H/05	51,50	6	14	20040130	20080129
12831	33 H/05	51,50	6	15	20040130	20080129
12832	33 H/05	51,50	6	16	20040130	20080129
12833	33 H/05	51,50	6	17	20040130	20080129
12834	33 H/05	51,49	7	4	20040130	20080129
12835	33 H/05	51,49	7	5	20040130	20080129
12836	33 H/05	51,49	7	6	20040130	20080129
12837	33 H/05	51,49	7	15	20040130	20080129
12838	33 H/05	51,49	7	16	20040130	20080129
12839	33 H/05	51,49	7	17	20040130	20080129
12840	33 H/05	51,48	8	1	20040130	20080129
12841	33 H/05	51,48	8	2	20040130	20080129
12842	33 H/05	51,48	8	3	20040130	20080129
12843	33 H/05	51,48	8	4	20040130	20080129
12844	33 H/05	51,48	8	15	20040130	20080129
12845	33 H/05	51,48	8	16	20040130	20080129
12846	33 H/05	51,48	8	17	20040130	20080129
12847	33 H/05	51,47	9	1	20040130	20080129
12848	33 H/05	51,47	9	2	20040130	20080129
12849	33 H/05	51,47	9	15	20040130	20080129
12850	33 H/05	51,47	9	16	20040130	20080129
12851	33 H/05	51,46	10	1	20040130	20080129
12852	33 H/05	51,46	10	2	20040130	20080129
12853	33 H/05	51,46	10	3	20040130	20080129
12854	33 H/05	51,46	10	4	20040130	20080129
12855	33 H/05	51,46	10	5	20040130	20080129
12856	33 H/05	51,46	10	6	20040130	20080129
12857	33 H/05	51,46	10	7	20040130	20080129
12858	33 H/05	51,46	10	8	20040130	20080129
12859	33 H/05	51,46	10	11	20040130	20080129
12860	33 H/05	51,46	10	12	20040130	20080129

Claim No	NTS	Surface (ha)	Row	Column	Recording Date	Expiration Date
12861	33 H/05	51,46	10	13	20040130	20080129
12862	33 H/05	51,46	10	14	20040130	20080129
12863	33 H/05	51,46	10	15	20040130	20080129
12864	33 H/05	51,46	10	16	20040130	20080129
12865	33 H/05	51,45	11	6	20040130	20080129
12866	33 H/05	51,45	11	7	20040130	20080129
12867	33 H/05	51,45	11	8	20040130	20080129
12868	33 H/05	51,45	11	9	20040130	20080129
12869	33 H/05	51,45	11	10	20040130	20080129
12870	33 H/05	51,45	11	11	20040130	20080129
12871	33 H/05	51,45	11	12	20040130	20080129
12872	33 H/05	51,45	11	13	20040130	20080129
12873	33 H/05	51,45	11	14	20040130	20080129
12874	33 H/05	51,44	12	8	20040130	20080129
12875	33 H/05	51,44	12	9	20040130	20080129
12876	33 H/05	51,44	12	10	20040130	20080129
12877	33 H/05	51,44	12	11	20040130	20080129
12878	33 H/05	51,44	12	12	20040130	20080129
25912	33 H/05	51,51	5	18	20040708	20080707
25913	33 H/05	51,51	5	19	20040708	20080707
25914	33 H/05	51,51	5	20	20040708	20080707
25915	33 H/05	51,50	6	18	20040708	20080707
25916	33 H/05	51,50	6	19	20040708	20080707
25917	33 H/05	51,50	6	20	20040708	20080707
25918	33 H/05	51,45	11	1	20040708	20080707
25919	33 H/05	51,45	11	2	20040708	20080707
25920	33 H/05	51,45	11	3	20040708	20080707
25921	33 H/05	51,45	11	4	20040708	20080707
25922	33 H/05	51,45	11	5	20040708	20080707
25923	33 H/05	51,44	12	1	20040708	20080707
25924	33 H/05	51,44	12	2	20040708	20080707
25925	33 H/05	51,44	12	3	20040708	20080707
25926	33 H/05	51,44	12	4	20040708	20080707
25927	33 H/05	51,44	12	5	20040708	20080707
25928	33 H/05	51,44	12	6	20040708	20080707
25929	33 H/05	51,44	12	7	20040708	20080707
25930	33 G/08	51,43	12	24	20040707	20080706
25931	33 G/08	51,43	12	25	20040707	20080706
25932	33 G/08	51,43	12	26	20040707	20080706
25933	33 G/08	51,43	12	27	20040707	20080706
25934	33 G/08	51,42	13	1	20040707	20080706
25935	33 G/08	51,42	13	2	20040707	20080706
25936	33 G/08	51,42	13	3	20040707	20080706
25937	33 G/08	51,42	13	4	20040707	20080706
25938	33 G/08	51,42	13	5	20040707	20080706
25939	33 G/08	51,42	13	6	20040707	20080706
25940	33 G/08	51,42	13	7	20040707	20080706
25941	33 G/08	51,42	13	23	20040707	20080706
25942	33 G/08	51,42	13	24	20040707	20080706
25943	33 G/08	51,42	13	25	20040707	20080706
25944	33 G/08	51,42	13	26	20040707	20080706
25945	33 G/08	51,42	13	27	20040707	20080706
25946	33 G/08	51,42	13	28	20040707	20080706
25947	33 G/08	51,42	13	29	20040707	20080706

Claim No	NTS	Surface (ha)	Row	Column	Recording Date	Expiration Date
25948	33 G/08	51,42	13	30	20040707	20080706
25949	33 G/08	51,41	14	1	20040707	20080706
25950	33 G/08	51,41	14	2	20040707	20080706
25951	33 G/08	51,41	14	3	20040707	20080706
25952	33 G/08	51,41	14	4	20040707	20080706
25953	33 G/08	51,41	14	5	20040707	20080706
25954	33 G/08	51,41	14	6	20040707	20080706
25955	33 G/08	51,41	14	7	20040707	20080706
25956	33 G/08	51,41	14	27	20040707	20080706
25957	33 G/08	51,41	14	28	20040707	20080706
25958	33 G/08	51,41	14	29	20040707	20080706
25959	33 G/08	51,41	14	30	20040707	20080706
25960	33 G/08	51,42	13	31	20040707	20080706
25961	33 G/08	51,42	13	32	20040707	20080706
25962	33 G/08	51,41	14	31	20040707	20080706
25963	33 G/08	51,41	14	32	20040707	20080706
25964	33 G/08	51,41	14	33	20040707	20080706
25965	33 G/08	51,41	14	34	20040707	20080706
25966	33 G/08	51,41	14	35	20040707	20080706
25967	33 G/08	51,42	14	36	20040707	20080706
25968	33 G/08	51,42	14	37	20040707	20080706
25969	33 G/08	51,40	15	35	20040707	20080706
25970	33 G/08	51,41	15	36	20040707	20080706
25971	33 G/08	51,41	15	37	20040707	20080706
25972	33 G/07	51,43	12	45	20040707	20080706
25973	33 G/07	51,43	12	46	20040707	20080706
25974	33 G/07	51,43	12	47	20040707	20080706
25975	33 G/07	51,43	12	48	20040707	20080706
25976	33 G/07	51,43	12	49	20040707	20080706
25977	33 G/07	51,43	12	50	20040707	20080706
25978	33 G/07	51,43	12	51	20040707	20080706
25979	33 G/07	51,43	12	52	20040707	20080706
25980	33 G/07	51,43	12	53	20040707	20080706
25981	33 G/07	51,43	12	54	20040707	20080706
25982	33 G/07	51,43	12	55	20040707	20080706
25983	33 G/07	51,43	12	56	20040707	20080706
25984	33 G/07	51,43	12	57	20040707	20080706
25985	33 G/07	51,43	12	58	20040707	20080706
25986	33 G/07	51,43	12	59	20040707	20080706
25987	33 G/07	51,42	13	45	20040707	20080706
25988	33 G/07	51,42	13	46	20040707	20080706
25989	33 G/07	51,42	13	47	20040707	20080706
25990	33 G/07	51,42	13	48	20040707	20080706
25991	33 G/07	51,42	13	49	20040707	20080706
25992	33 G/07	51,42	13	50	20040707	20080706
25993	33 G/07	51,42	13	51	20040707	20080706
25994	33 G/07	51,42	13	52	20040707	20080706
25995	33 G/07	51,42	13	53	20040707	20080706
25996	33 G/07	51,42	13	54	20040707	20080706
25997	33 G/07	51,42	13	55	20040707	20080706
25998	33 G/07	51,42	13	56	20040707	20080706
25999	33 G/07	51,42	13	57	20040707	20080706
26000	33 G/07	51,42	13	58	20040707	20080706
26001	33 G/07	51,42	13	59	20040707	20080706

Claim No	NTS	Surface (ha)	Row	Column	Recording Date	Expiration Date
26002	33 G/07	51,42	13	60	20040707	20080706
26003	33 G/07	51,41	14	52	20040707	20080706
26004	33 G/07	51,41	14	53	20040707	20080706
26005	33 G/07	51,41	14	54	20040707	20080706
26006	33 G/07	51,41	14	55	20040707	20080706
26007	33 G/07	51,41	14	56	20040707	20080706
26008	33 G/07	51,41	14	57	20040707	20080706
26009	33 G/07	51,41	14	58	20040707	20080706
26010	33 G/07	51,41	14	59	20040707	20080706
26011	33 G/07	51,41	14	60	20040707	20080706
26012	33 G/07	51,40	15	55	20040707	20080706
26013	33 G/07	51,40	15	56	20040707	20080706
26014	33 G/07	51,40	15	57	20040707	20080706
26015	33 G/07	51,40	15	58	20040707	20080706
27570	33 H/05	51,53	3	30	20040716	20080715
27571	33 H/05	51,52	4	19	20040716	20080715
27572	33 H/05	51,52	4	20	20040716	20080715
27573	33 H/05	51,52	4	21	20040716	20080715
27574	33 H/05	51,52	4	22	20040716	20080715
27575	33 H/05	51,52	4	23	20040716	20080715
27576	33 H/05	51,52	4	24	20040716	20080715
27577	33 H/05	51,52	4	25	20040716	20080715
27578	33 H/05	51,52	4	26	20040716	20080715
27579	33 H/05	51,52	4	27	20040716	20080715
27580	33 H/05	51,52	4	28	20040716	20080715
27581	33 H/05	51,52	4	29	20040716	20080715
27582	33 H/05	51,52	4	30	20040716	20080715
27583	33 H/05	51,51	5	12	20040716	20080715
27584	33 H/05	51,51	5	13	20040716	20080715
27585	33 H/05	51,51	5	14	20040716	20080715
27586	33 H/05	51,51	5	21	20040716	20080715
27587	33 H/05	51,51	5	22	20040716	20080715
27588	33 H/05	51,51	5	23	20040716	20080715
27589	33 H/05	51,51	5	24	20040716	20080715
27590	33 H/05	51,51	5	25	20040716	20080715
27591	33 H/05	51,51	5	26	20040716	20080715
27592	33 H/05	51,51	5	27	20040716	20080715
27593	33 H/05	51,51	5	28	20040716	20080715
27594	33 H/05	51,51	5	29	20040716	20080715
27595	33 H/05	51,51	5	30	20040716	20080715
27596	33 H/05	51,50	6	8	20040716	20080715
27597	33 H/05	51,50	6	9	20040716	20080715
27598	33 H/05	51,55	1	37	20040716	20080715
27599	33 H/05	51,55	1	38	20040716	20080715
27600	33 H/05	51,55	1	39	20040716	20080715
27601	33 H/05	51,55	1	40	20040716	20080715
27602	33 H/05	51,55	1	41	20040716	20080715
27603	33 H/05	51,55	1	42	20040716	20080715
27604	33 H/05	51,55	1	43	20040716	20080715
27605	33 H/05	51,54	2	33	20040716	20080715
27606	33 H/05	51,54	2	34	20040716	20080715
27607	33 H/05	51,54	2	35	20040716	20080715
27608	33 H/05	51,54	2	36	20040716	20080715
27609	33 H/05	51,54	2	37	20040716	20080715

Claim No	NTS	Surface (ha)	Row	Column	Recording Date	Expiration Date
27610	33 H/05	51,54	2	38	20040716	20080715
27611	33 H/05	51,54	2	39	20040716	20080715
27612	33 H/05	51,53	3	31	20040716	20080715
27613	33 H/05	51,53	3	32	20040716	20080715
27614	33 H/05	51,53	3	33	20040716	20080715
27615	33 H/05	51,53	3	34	20040716	20080715
27616	33 H/05	51,53	3	35	20040716	20080715
27617	33 H/05	51,53	3	36	20040716	20080715
27618	33 H/05	51,53	3	37	20040716	20080715
27619	33 H/05	51,52	4	31	20040716	20080715
27620	33 H/05	51,52	4	32	20040716	20080715
27621	33 H/05	51,52	4	33	20040716	20080715
27622	33 H/05	51,51	5	31	20040716	20080715
27623	33 H/05	51,51	5	32	20040716	20080715
27624	33 H/05	51,51	5	33	20040716	20080715
27625	33 H/04	51,66	20	51	20040714	20080713
27626	33 H/04	51,66	20	52	20040714	20080713
27627	33 H/04	51,66	20	53	20040714	20080713
27628	33 H/04	51,65	21	50	20040714	20080713
27629	33 H/04	51,65	21	51	20040714	20080713
27630	33 H/04	51,65	21	52	20040714	20080713
27631	33 H/04	51,65	21	53	20040714	20080713
27632	33 H/04	51,64	22	49	20040714	20080713
27633	33 H/04	51,64	22	50	20040714	20080713
27634	33 H/04	51,64	22	51	20040714	20080713
27635	33 H/04	51,63	23	49	20040714	20080713
27636	33 H/04	51,63	23	50	20040714	20080713
27637	33 H/04	51,63	23	51	20040714	20080713
27638	33 H/04	51,62	24	49	20040714	20080713
27639	33 H/04	51,62	24	50	20040714	20080713
27640	33 H/04	51,62	24	51	20040714	20080713
27641	33 H/04	51,61	25	49	20040714	20080713
27642	33 H/04	51,61	25	50	20040714	20080713
27643	33 H/04	51,61	25	51	20040714	20080713
27644	33 H/04	51,60	26	49	20040714	20080713
27645	33 H/04	51,60	26	50	20040714	20080713
27646	33 H/04	51,60	26	51	20040714	20080713
27647	33 H/04	51,59	27	48	20040714	20080713
27648	33 H/04	51,59	27	49	20040714	20080713
27649	33 H/04	51,59	27	50	20040714	20080713
27650	33 H/04	51,59	27	51	20040714	20080713
27651	33 H/04	51,58	28	46	20040714	20080713
27652	33 H/04	51,58	28	47	20040714	20080713
27653	33 H/04	51,58	28	48	20040714	20080713
27654	33 H/04	51,57	29	44	20040714	20080713
27655	33 H/04	51,57	29	45	20040714	20080713
27656	33 H/04	51,57	29	46	20040714	20080713
27657	33 H/04	51,57	29	47	20040714	20080713
27658	33 H/04	51,57	29	48	20040714	20080713
27659	33 H/04	51,56	30	41	20040714	20080713
27660	33 H/04	51,56	30	42	20040714	20080713
27661	33 H/04	51,56	30	43	20040714	20080713
27662	33 H/04	51,56	30	44	20040714	20080713
27663	33 H/04	51,56	30	45	20040714	20080713

Claim No	NTS	Surface (ha)	Row	Column	Recording Date	Expiration Date
27664	33 G/08	51,43	12	28	20040715	20080714
27665	33 G/08	51,43	12	29	20040715	20080714
27666	33 G/08	51,43	12	30	20040715	20080714
27667	33 G/08	51,42	13	8	20040715	20080714
27668	33 G/08	51,42	13	9	20040715	20080714
27669	33 G/08	51,42	13	10	20040715	20080714
27670	33 G/08	51,42	13	11	20040715	20080714
27671	33 G/08	51,42	13	12	20040715	20080714
27672	33 G/08	51,42	13	13	20040715	20080714
27673	33 G/08	51,42	13	14	20040715	20080714
27674	33 G/08	51,42	13	15	20040715	20080714
27675	33 G/08	51,42	13	16	20040715	20080714
27676	33 G/08	51,42	13	17	20040715	20080714
27677	33 G/08	51,42	13	18	20040715	20080714
27678	33 G/08	51,42	13	19	20040715	20080714
27679	33 G/08	51,42	13	20	20040715	20080714
27680	33 G/08	51,42	13	21	20040715	20080714
27681	33 G/08	51,42	13	22	20040715	20080714
27682	33 G/08	51,41	14	8	20040715	20080714
27683	33 G/08	51,41	14	9	20040715	20080714
27684	33 G/08	51,41	14	10	20040715	20080714
27685	33 G/08	51,41	14	11	20040715	20080714
27686	33 G/08	51,41	14	12	20040715	20080714
27687	33 G/08	51,41	14	13	20040715	20080714
27688	33 G/08	51,41	14	14	20040715	20080714
27689	33 G/08	51,41	14	15	20040715	20080714
27690	33 G/08	51,41	14	16	20040715	20080714
27691	33 G/08	51,41	14	17	20040715	20080714
27692	33 G/08	51,41	14	18	20040715	20080714
27693	33 G/08	51,41	14	19	20040715	20080714
27694	33 G/08	51,41	14	20	20040715	20080714
27695	33 G/08	51,41	14	21	20040715	20080714
27696	33 G/08	51,41	14	22	20040715	20080714
27697	33 G/08	51,41	14	23	20040715	20080714
27698	33 G/08	51,41	14	24	20040715	20080714
27699	33 G/08	51,41	14	25	20040715	20080714
27700	33 G/08	51,41	14	26	20040715	20080714
27701	33 G/08	51,40	15	1	20040715	20080714
27702	33 G/08	51,40	15	2	20040715	20080714
27703	33 G/08	51,40	15	3	20040715	20080714
27704	33 G/08	51,40	15	4	20040715	20080714
27705	33 G/08	51,40	15	5	20040715	20080714
27706	33 G/08	51,40	15	13	20040715	20080714
27707	33 G/08	51,40	15	14	20040715	20080714
27708	33 G/08	51,40	15	15	20040715	20080714
27709	33 G/08	51,40	15	16	20040715	20080714
27710	33 G/08	51,40	15	17	20040715	20080714
27711	33 G/08	51,40	15	18	20040715	20080714
27712	33 G/08	51,40	15	19	20040715	20080714
27713	33 G/08	51,40	15	20	20040715	20080714
27714	33 G/08	51,40	15	21	20040715	20080714
27715	33 G/08	51,40	15	22	20040715	20080714
27716	33 G/08	51,40	15	23	20040715	20080714
27717	33 G/08	51,40	15	24	20040715	20080714

Claim No	NTS	Surface (ha)	Row	Column	Recording Date	Expiration Date
27718	33 G/08	51,40	15	25	20040715	20080714
27719	33 G/08	51,40	15	26	20040715	20080714
27720	33 G/08	51,40	15	27	20040715	20080714
27721	33 G/08	51,40	15	28	20040715	20080714
27722	33 G/08	51,40	15	29	20040715	20080714
27723	33 G/08	51,40	15	30	20040715	20080714
27724	33 G/08	51,47	9	60	20040715	20080714
27725	33 G/08	51,46	10	56	20040715	20080714
27726	33 G/08	51,46	10	57	20040715	20080714
27727	33 G/08	51,46	10	58	20040715	20080714
27728	33 G/08	51,46	10	59	20040715	20080714
27729	33 G/08	51,46	10	60	20040715	20080714
27730	33 G/08	51,45	11	45	20040715	20080714
27731	33 G/08	51,45	11	46	20040715	20080714
27732	33 G/08	51,45	11	47	20040715	20080714
27733	33 G/08	51,45	11	48	20040715	20080714
27734	33 G/08	51,45	11	49	20040715	20080714
27735	33 G/08	51,45	11	50	20040715	20080714
27736	33 G/08	51,45	11	51	20040715	20080714
27737	33 G/08	51,45	11	52	20040715	20080714
27738	33 G/08	51,45	11	53	20040715	20080714
27739	33 G/08	51,45	11	54	20040715	20080714
27740	33 G/08	51,45	11	55	20040715	20080714
27741	33 G/08	51,45	11	56	20040715	20080714
27742	33 G/08	51,45	11	57	20040715	20080714
27743	33 G/08	51,45	11	58	20040715	20080714
27744	33 G/08	51,45	11	59	20040715	20080714
27745	33 G/08	51,45	11	60	20040715	20080714
27746	33 G/08	51,43	12	31	20040715	20080714
27747	33 G/08	51,43	12	32	20040715	20080714
27748	33 G/08	51,43	12	33	20040715	20080714
27749	33 G/08	51,43	12	34	20040715	20080714
27750	33 G/08	51,43	12	35	20040715	20080714
27751	33 G/08	51,43	12	36	20040715	20080714
27752	33 G/08	51,44	12	37	20040715	20080714
27753	33 G/08	51,44	12	38	20040715	20080714
27754	33 G/08	51,44	12	39	20040715	20080714
27755	33 G/08	51,44	12	40	20040715	20080714
27756	33 G/08	51,44	12	41	20040715	20080714
27757	33 G/08	51,44	12	42	20040715	20080714
27758	33 G/08	51,44	12	43	20040715	20080714
27759	33 G/08	51,44	12	44	20040715	20080714
27760	33 G/08	51,44	12	45	20040715	20080714
27761	33 G/08	51,44	12	46	20040715	20080714
27762	33 G/08	51,44	12	47	20040715	20080714
27763	33 G/08	51,44	12	48	20040715	20080714
27764	33 G/08	51,44	12	49	20040715	20080714
27765	33 G/08	51,44	12	50	20040715	20080714
27766	33 G/08	51,44	12	51	20040715	20080714
27767	33 G/08	51,44	12	52	20040715	20080714
27768	33 G/08	51,44	12	53	20040715	20080714
27769	33 G/08	51,44	12	54	20040715	20080714
27770	33 G/08	51,44	12	55	20040715	20080714
27771	33 G/08	51,44	12	56	20040715	20080714

Claim No	NTS	Surface (ha)	Row	Column	Recording Date	Expiration Date
27772	33 G/08	51,44	12	57	20040715	20080714
27773	33 G/08	51,44	12	58	20040715	20080714
27774	33 G/08	51,44	12	59	20040715	20080714
27775	33 G/08	51,44	12	60	20040715	20080714
27776	33 G/08	51,42	13	33	20040715	20080714
27777	33 G/08	51,42	13	34	20040715	20080714
27778	33 G/08	51,42	13	35	20040715	20080714
27779	33 G/08	51,43	13	36	20040715	20080714
27780	33 G/08	51,42	13	37	20040715	20080714
27781	33 G/08	51,43	13	38	20040715	20080714
27782	33 G/08	51,43	13	39	20040715	20080714
27783	33 G/08	51,43	13	40	20040715	20080714
27784	33 G/08	51,43	13	41	20040715	20080714
27785	33 G/08	51,43	13	42	20040715	20080714
27786	33 G/08	51,43	13	43	20040715	20080714
27787	33 G/08	51,43	13	44	20040715	20080714
27788	33 G/08	51,43	13	45	20040715	20080714
27789	33 G/08	51,43	13	46	20040715	20080714
27790	33 G/08	51,43	13	47	20040715	20080714
27791	33 G/08	51,43	13	48	20040715	20080714
27792	33 G/08	51,43	13	49	20040715	20080714
27793	33 G/08	51,43	13	50	20040715	20080714
27794	33 G/08	51,43	13	51	20040715	20080714
27795	33 G/08	51,43	13	52	20040715	20080714
27796	33 G/08	51,43	13	53	20040715	20080714
27797	33 G/08	51,43	13	54	20040715	20080714
27798	33 G/08	51,43	13	55	20040715	20080714
27799	33 G/08	51,43	13	56	20040715	20080714
27800	33 G/08	51,43	13	57	20040715	20080714
27801	33 G/08	51,43	13	58	20040715	20080714
27802	33 G/08	51,42	14	38	20040715	20080714
27803	33 G/08	51,42	14	39	20040715	20080714
27804	33 G/08	51,42	14	40	20040715	20080714
27805	33 G/08	51,42	14	41	20040715	20080714
27806	33 G/08	51,42	14	42	20040715	20080714
27807	33 G/08	51,42	14	43	20040715	20080714
27808	33 G/08	51,42	14	44	20040715	20080714
27809	33 G/08	51,41	15	38	20040715	20080714
27810	33 G/08	51,41	15	39	20040715	20080714
27811	33 G/08	51,41	15	40	20040715	20080714
27962	33 G/07	51,43	12	40	20040721	20080720
27963	33 G/07	51,43	12	41	20040721	20080720
27964	33 G/07	51,43	12	42	20040721	20080720
27965	33 G/07	51,43	12	43	20040721	20080720
27966	33 G/07	51,43	12	44	20040721	20080720
27969	33 G/07	32,77	13	40	20040721	20080720
27970	33 G/07	51,42	13	41	20040721	20080720
27971	33 G/07	51,42	13	42	20040721	20080720
27972	33 G/07	51,42	13	43	20040721	20080720
27973	33 G/07	51,42	13	44	20040721	20080720
27974	33 G/07	38,64	14	36	20040721	20080720
27975	33 G/07	33,60	14	37	20040721	20080720
27976	33 G/07	28,56	14	38	20040721	20080720
27977	33 G/07	23,52	14	39	20040721	20080720

Claim No	NTS	Surface (ha)	Row	Column	Recording Date	Expiration Date
27978	33 G/07	46,65	14	40	20040721	20080720
27979	33 G/07	51,41	14	41	20040721	20080720
27980	33 G/07	51,41	14	42	20040721	20080720
27981	33 G/07	51,41	14	43	20040721	20080720
27982	33 G/07	51,41	14	44	20040721	20080720
27983	33 G/07	51,41	14	45	20040721	20080720
27984	33 G/07	51,41	14	46	20040721	20080720
27985	33 G/07	51,41	14	47	20040721	20080720
27986	33 G/07	51,41	14	48	20040721	20080720
27987	33 G/07	51,41	14	49	20040721	20080720
27988	33 G/07	51,41	14	50	20040721	20080720
27989	33 G/07	51,41	14	51	20040721	20080720
27990	33 G/07	51,40	15	36	20040721	20080720
27991	33 G/07	51,40	15	37	20040721	20080720
27992	33 G/07	51,40	15	38	20040721	20080720
27993	33 G/07	51,40	15	49	20040721	20080720
27994	33 G/07	51,40	15	50	20040721	20080720
27995	33 G/07	51,40	15	51	20040721	20080720
27996	33 G/07	51,40	15	52	20040721	20080720
27997	33 G/07	51,40	15	53	20040721	20080720
27998	33 G/07	51,40	15	54	20040721	20080720
27999	33 G/07	51,40	15	59	20040721	20080720
28000	33 G/07	51,40	15	60	20040721	20080720
45158	33 H/05	51,49	7	18	20041109	20081108
45159	33 H/05	51,49	7	19	20041109	20081108
45160	33 H/05	51,48	8	18	20041109	20081108
45161	33 H/05	51,48	8	19	20041109	20081108
45162	33 H/05	51,47	9	17	20041109	20081108
45163	33 H/05	51,47	9	18	20041109	20081108
45164	33 H/05	51,47	9	19	20041109	20081108
45165	33 H/05	51,46	10	17	20041109	20081108
45166	33 H/05	51,46	10	18	20041109	20081108
45167	33 H/05	51,46	10	19	20041109	20081108
45168	33 H/05	51,45	11	15	20041109	20081108
45169	33 H/05	51,45	11	16	20041109	20081108
45170	33 H/05	51,45	11	17	20041109	20081108
45171	33 H/05	51,45	11	18	20041109	20081108
45172	33 H/05	51,45	11	19	20041109	20081108
59140	33 H/04	51,69	17	55	20050314	20070313
59141	33 H/04	51,69	17	56	20050314	20070313
59142	33 H/04	51,69	17	57	20050314	20070313
59143	33 H/04	51,69	17	58	20050314	20070313
59144	33 H/04	51,68	18	54	20050314	20070313
59145	33 H/04	51,68	18	55	20050314	20070313
59146	33 H/04	51,68	18	56	20050314	20070313
59147	33 H/04	51,68	18	57	20050314	20070313
59148	33 H/04	51,67	19	52	20050314	20070313
59149	33 H/04	51,67	19	53	20050314	20070313
59150	33 H/04	51,67	19	54	20050314	20070313
59151	33 H/04	51,67	19	55	20050314	20070313
59152	33 G/08	51,40	15	31	20050314	20070313
59153	33 G/08	51,40	15	32	20050314	20070313
59154	33 G/08	51,40	15	33	20050314	20070313
59155	33 G/08	51,40	15	34	20050314	20070313

Claim No	NTS	Surface (ha)	Row	Column	Recording Date	Expiration Date
59156	33 G/08	51,39	16	28	20050314	20070313
59157	33 G/08	51,39	16	29	20050314	20070313
59158	33 G/08	51,39	16	30	20050314	20070313
59159	33 G/08	51,39	16	31	20050314	20070313
59160	33 G/08	51,39	16	32	20050314	20070313
59161	33 G/08	51,39	16	33	20050314	20070313
59162	33 G/08	51,39	16	34	20050314	20070313
59163	33 G/08	51,40	16	35	20050314	20070313
59164	33 G/08	51,40	16	36	20050314	20070313
59165	33 G/08	51,40	16	37	20050314	20070313
59166	33 G/08	51,40	16	38	20050314	20070313
59167	33 G/08	51,40	16	39	20050314	20070313
59168	33 G/08	51,40	16	40	20050314	20070313
59169	33 G/07	51,40	15	46	20050314	20070313
59170	33 G/07	51,40	15	47	20050314	20070313
59171	33 G/07	51,40	15	48	20050314	20070313
59172	33 G/07	51,39	16	46	20050314	20070313
59173	33 G/07	51,39	16	47	20050314	20070313
59174	33 G/07	51,39	16	48	20050314	20070313
59175	33 G/07	51,39	16	49	20050314	20070313
59176	33 G/07	51,39	16	50	20050314	20070313
59177	33 G/07	51,39	16	51	20050314	20070313
59178	33 G/07	51,39	16	52	20050314	20070313
59179	33 G/07	51,39	16	53	20050314	20070313
59180	33 G/07	51,39	16	54	20050314	20070313
59181	33 G/07	51,39	16	55	20050314	20070313
59182	33 G/07	51,39	16	56	20050314	20070313
59183	33 G/07	51,39	16	57	20050314	20070313
7958	33 H/05	51,49	7	11	20031201	20071130
7959	33 H/05	51,49	7	12	20031201	20071130
7960	33 H/05	51,49	7	13	20031201	20071130
7961	33 H/05	51,49	7	14	20031201	20071130
7962	33 H/05	51,48	8	10	20031201	20071130
7963	33 H/05	51,48	8	11	20031201	20071130
7964	33 H/05	51,48	8	12	20031201	20071130
7965	33 H/05	51,48	8	13	20031201	20071130
79655	33 G/07	51,40	15	39	20050623	20070622
79656	33 G/07	51,40	15	40	20050623	20070622
79657	33 G/07	51,40	15	41	20050623	20070622
79658	33 G/07	51,40	15	42	20050623	20070622
79659	33 G/07	51,40	15	43	20050623	20070622
7966	33 H/05	51,48	8	14	20031201	20071130
79660	33 G/07	51,40	15	44	20050623	20070622
79661	33 G/07	51,40	15	45	20050623	20070622
79662	33 G/07	51,39	16	36	20050623	20070622
79663	33 G/07	51,39	16	37	20050623	20070622
79664	33 G/07	51,39	16	38	20050623	20070622
79665	33 G/07	51,39	16	39	20050623	20070622
79666	33 G/07	51,39	16	40	20050623	20070622
79667	33 G/07	51,39	16	41	20050623	20070622
79668	33 G/07	51,39	16	42	20050623	20070622
79669	33 G/07	51,39	16	43	20050623	20070622
7967	33 H/05	51,47	9	7	20031201	20071130
79670	33 G/07	51,39	16	44	20050623	20070622

Claim No	NTS	Surface (ha)	Row	Column	Recording Date	Expiration Date
79671	33 G/07	51,39	16	45	20050623	20070622
79672	33 G/07	51,39	16	58	20050623	20070622
79673	33 G/07	51,39	16	59	20050623	20070622
79674	33 G/07	51,39	16	60	20050623	20070622
79675	33 G/07	51,38	17	59	20050623	20070622
79676	33 G/07	51,38	17	60	20050623	20070622
79677	33 G/08	51,49	7	54	20050623	20070622
79678	33 G/08	51,49	7	55	20050623	20070622
79679	33 G/08	51,48	8	45	20050623	20070622
7968	33 H/05	51,47	9	8	20031201	20071130
79680	33 G/08	51,48	8	46	20050623	20070622
79681	33 G/08	51,48	8	47	20050623	20070622
79682	33 G/08	51,48	8	48	20050623	20070622
79683	33 G/08	51,48	8	49	20050623	20070622
79684	33 G/08	51,48	8	50	20050623	20070622
79685	33 G/08	51,48	8	51	20050623	20070622
79686	33 G/08	51,48	8	52	20050623	20070622
79687	33 G/08	51,48	8	53	20050623	20070622
79688	33 G/08	51,48	8	54	20050623	20070622
79689	33 G/08	51,48	8	55	20050623	20070622
7969	33 H/05	51,47	9	9	20031201	20071130
79690	33 G/08	51,47	9	45	20050623	20070622
79691	33 G/08	51,47	9	46	20050623	20070622
79692	33 G/08	51,47	9	47	20050623	20070622
79693	33 G/08	51,47	9	48	20050623	20070622
79694	33 G/08	51,47	9	49	20050623	20070622
79695	33 G/08	51,47	9	50	20050623	20070622
79696	33 G/08	51,47	9	51	20050623	20070622
79697	33 G/08	51,47	9	52	20050623	20070622
79698	33 G/08	51,47	9	53	20050623	20070622
79699	33 G/08	51,47	9	54	20050623	20070622
7970	33 H/05	51,47	9	10	20031201	20071130
79700	33 G/08	51,47	9	55	20050623	20070622
79701	33 G/08	51,46	10	45	20050623	20070622
79702	33 G/08	51,46	10	46	20050623	20070622
79703	33 G/08	51,46	10	47	20050623	20070622
79704	33 G/08	51,46	10	48	20050623	20070622
79705	33 G/08	51,46	10	49	20050623	20070622
79706	33 G/08	51,46	10	50	20050623	20070622
79707	33 G/08	51,46	10	51	20050623	20070622
79708	33 G/08	51,46	10	52	20050623	20070622
79709	33 G/08	51,46	10	53	20050623	20070622
7971	33 H/05	51,47	9	11	20031201	20071130
79710	33 G/08	51,46	10	54	20050623	20070622
79711	33 G/08	51,46	10	55	20050623	20070622
79712	33 G/08	51,42	14	45	20050623	20070622
79713	33 G/08	51,42	14	46	20050623	20070622
79714	33 G/08	51,42	14	47	20050623	20070622
79715	33 G/08	51,42	14	48	20050623	20070622
79716	33 G/08	51,42	14	49	20050623	20070622
79717	33 G/08	51,42	14	50	20050623	20070622
79718	33 G/08	51,42	14	51	20050623	20070622
79719	33 G/08	51,41	15	41	20050623	20070622
7972	33 H/05	51,47	9	12	20031201	20071130

Claim No	NTS	Surface (ha)	Row	Column	Recording Date	Expiration Date
79720	33 G/08	51,41	15	42	20050623	20070622
79721	33 G/08	51,41	15	43	20050623	20070622
79722	33 G/08	51,41	15	44	20050623	20070622
79723	33 G/08	51,41	15	45	20050623	20070622
79724	33 G/08	51,41	15	46	20050623	20070622
79725	33 G/08	51,41	15	47	20050623	20070622
79726	33 G/08	51,41	15	48	20050623	20070622
79727	33 G/08	51,41	15	49	20050623	20070622
79728	33 G/08	51,41	15	50	20050623	20070622
79729	33 G/08	51,41	15	51	20050623	20070622
7973	33 H/05	51,47	9	13	20031201	20071130
79730	33 G/08	51,39	16	1	20050623	20070622
79731	33 G/08	51,39	16	2	20050623	20070622
79732	33 G/08	51,39	16	3	20050623	20070622
79733	33 G/08	51,39	16	4	20050623	20070622
79734	33 G/08	51,39	16	5	20050623	20070622
79735	33 G/08	51,39	16	6	20050623	20070622
79736	33 G/08	51,39	16	7	20050623	20070622
79737	33 G/08	51,39	16	8	20050623	20070622
79738	33 G/08	51,39	16	9	20050623	20070622
79739	33 G/08	51,39	16	10	20050623	20070622
7974	33 H/05	51,47	9	14	20031201	20071130
79740	33 G/08	51,39	16	11	20050623	20070622
79741	33 G/08	51,39	16	12	20050623	20070622
79742	33 G/08	51,39	16	13	20050623	20070622
79743	33 G/08	51,39	16	14	20050623	20070622
79744	33 G/08	51,39	16	15	20050623	20070622
79745	33 G/08	51,39	16	16	20050623	20070622
79746	33 G/08	51,39	16	17	20050623	20070622
79747	33 G/08	51,39	16	18	20050623	20070622
79748	33 G/08	51,39	16	19	20050623	20070622
79749	33 G/08	51,39	16	20	20050623	20070622
7975	33 H/05	51,46	10	9	20031201	20071130
79750	33 G/08	51,39	16	21	20050623	20070622
79751	33 G/08	51,39	16	22	20050623	20070622
79752	33 G/08	51,39	16	23	20050623	20070622
79753	33 G/08	51,39	16	24	20050623	20070622
79754	33 G/08	51,39	16	25	20050623	20070622
79755	33 G/08	51,39	16	26	20050623	20070622
79756	33 G/08	51,39	16	27	20050623	20070622
79757	33 G/08	51,38	17	1	20050623	20070622
79758	33 G/08	51,38	17	2	20050623	20070622
79759	33 G/08	51,38	17	3	20050623	20070622
7976	33 H/05	51,46	10	10	20031201	20071130
79760	33 G/08	51,38	17	4	20050623	20070622
79761	33 G/08	51,38	17	5	20050623	20070622
79762	33 G/08	51,40	16	41	20050623	20070622
79763	33 G/08	51,40	16	42	20050623	20070622
79764	33 G/08	51,40	16	43	20050623	20070622
79765	33 G/08	51,40	16	44	20050623	20070622
79766	33 G/08	51,40	16	45	20050623	20070622
79767	33 G/08	51,40	16	46	20050623	20070622
79768	33 G/08	51,40	16	47	20050623	20070622
79769	33 G/08	51,40	16	48	20050623	20070622

Claim No	NTS	Surface (ha)	Row	Column	Recording Date	Expiration Date
79770	33 G/08	51,40	16	49	20050623	20070622
79771	33 G/08	51,40	16	50	20050623	20070622
79772	33 G/08	51,40	16	51	20050623	20070622
79773	33 G/08	51,39	17	41	20050623	20070622
79774	33 G/08	51,39	17	42	20050623	20070622
79775	33 G/08	51,39	17	43	20050623	20070622
79776	33 G/08	51,39	17	44	20050623	20070622
79777	33 G/08	51,39	17	45	20050623	20070622
79778	33 G/08	51,39	17	46	20050623	20070622
79779	33 G/08	51,39	17	47	20050623	20070622
79780	33 G/08	51,39	17	48	20050623	20070622
79781	33 G/08	51,39	17	49	20050623	20070622
79782	33 G/08	51,39	17	50	20050623	20070622
79783	33 G/08	51,39	17	51	20050623	20070622
79784	33 G/08	51,38	18	41	20050623	20070622
79785	33 G/08	51,38	18	42	20050623	20070622
79786	33 G/08	51,38	18	43	20050623	20070622
79787	33 G/08	51,38	18	44	20050623	20070622
79788	33 G/08	51,38	18	45	20050623	20070622
79789	33 G/08	51,38	18	46	20050623	20070622
79790	33 G/08	51,38	18	47	20050623	20070622
79791	33 G/08	51,40	15	6	20050623	20070622
79792	33 G/08	51,40	15	7	20050623	20070622
79793	33 G/08	51,40	15	8	20050623	20070622
79794	33 G/08	51,40	15	9	20050623	20070622
79795	33 G/08	51,40	15	10	20050623	20070622
79796	33 G/08	51,40	15	11	20050623	20070622
79797	33 G/08	51,40	15	12	20050623	20070622
79798	33 G/08	51,50	6	45	20050623	20070622
79799	33 G/08	51,50	6	46	20050623	20070622
79800	33 G/08	51,50	6	47	20050623	20070622
79801	33 G/08	51,50	6	48	20050623	20070622
79802	33 G/08	51,50	6	49	20050623	20070622
79803	33 G/08	51,50	6	50	20050623	20070622
79804	33 G/08	51,49	7	45	20050623	20070622
79805	33 G/08	51,49	7	46	20050623	20070622
79806	33 G/08	51,49	7	47	20050623	20070622
79807	33 G/08	51,49	7	48	20050623	20070622
79808	33 G/08	51,49	7	49	20050623	20070622
79809	33 G/08	51,49	7	50	20050623	20070622
79810	33 G/08	51,49	7	51	20050623	20070622
79811	33 G/08	51,49	7	52	20050623	20070622
79812	33 G/08	51,49	7	53	20050623	20070622
79813	33 G/08	51,38	18	48	20050623	20070622
79814	33 G/08	51,38	18	49	20050623	20070622
79815	33 G/08	51,38	18	50	20050623	20070622
79816	33 G/08	51,38	18	51	20050623	20070622
79817	33 G/08	51,37	19	41	20050623	20070622
79818	33 G/08	51,37	19	42	20050623	20070622
79819	33 G/08	51,37	19	43	20050623	20070622
79820	33 G/08	51,37	19	44	20050623	20070622
79821	33 G/08	51,37	19	45	20050623	20070622
79822	33 G/08	51,37	19	46	20050623	20070622
79823	33 G/08	51,37	19	47	20050623	20070622

Claim No	NTS	Surface (ha)	Row	Column	Recording Date	Expiration Date
79824	33 G/08	51,37	19	48	20050623	20070622
79825	33 G/08	51,37	19	49	20050623	20070622
79826	33 G/08	51,37	19	50	20050623	20070622
79827	33 G/08	51,37	19	51	20050627	20070626
99100	33 G/08	51,38	17	14	20051020	20071019
99101	33 G/08	51,38	17	15	20051020	20071019
99102	33 G/08	51,38	17	16	20051020	20071019
99103	33 G/08	51,38	17	17	20051020	20071019
99104	33 G/08	51,38	17	18	20051020	20071019
99105	33 G/08	51,38	17	19	20051020	20071019
99106	33 G/08	51,38	17	20	20051020	20071019
99107	33 G/08	51,38	17	21	20051020	20071019
99108	33 G/08	51,38	17	22	20051020	20071019
99109	33 G/08	51,38	17	23	20051020	20071019
99110	33 G/08	51,38	17	24	20051020	20071019
99111	33 G/08	51,38	17	25	20051020	20071019
99112	33 G/08	51,38	17	26	20051020	20071019
99113	33 G/08	51,38	17	27	20051020	20071019
99114	33 G/08	51,38	17	28	20051020	20071019
99115	33 G/08	51,38	17	29	20051020	20071019
99116	33 G/08	51,38	17	30	20051020	20071019
99117	33 G/08	51,38	17	31	20051020	20071019
99118	33 G/08	51,38	17	32	20051020	20071019
99119	33 G/08	51,38	17	33	20051020	20071019

723 claims
37 092,42 ha

Appendix 2: Drillhole logs

Hole: CE-05-38

Easting:	572334	**Northing:**	5906763	**Elevation:**	381.00
AltEasting:	3400.00	**AltNorthing:**	912.00	**AltElevation:**	381.00
Azimuth:	222	**Dip:**	-50	**Length:**	132.70 m.
AltAzimuth:	192.00				
Hole Type:	NQ	**Zone:**		**Contractor:**	Forages Bradley
Started:	2005-08-04	**Finished:**	2005-08-07	**Logged By:**	Robert Oswald
Claim:	CDC0007958	**Cemented:**	☐	**Surveyed:**	☐
Township:					

Description: Blank : 88030, 88086 et 88135. SP17: 88027. SE19 : 88081. SJ10 : 88130.

Deviations:

Depth	Azimuth	AltAzimuth	Dip	Type	State
0.00	222.00	192.00	-50.00	None	Active
56.00	228.10	198.10	-50.60	Reflex	Active
17.00	226.50	196.50	-50.30	Reflex	Active
107.00	225.50	195.50	-50.80	Reflex	Active

End of Deviations ; 4 record(s) printed.

Lithology and Assays:

Level	From	To	Description	SampleNum	From	To	Length	AuGT g/t	AuPPB ppb
0	0.00	4.00	Mort-terrain						
0	4.00	15.65	V2J - Unité volcanique mafique à intermédiaire de couleur vert moyen à gris pâle. - Roche à grains fins, localement avec des porpyroblastes de FP (5%,1-3mm) et de GR <5mm. Composée des minéraux suivants : AM (20-35%), PL (25-40%), BO (5-15%), MV, QZ, GR, CL et CC en traces. - Localement fragmentaire sur 1m, alternance de bandes de 1-3cm. - Bonne foliation de 40-60a.c. Indice de déformation = 4. - Localement silicifiée <20cm. Les épontes des dykes de pegmatites sont altérés en muscovite (<6cm). - PY et PO en traces. - Contact graduel 50a.c.	88001	4.00	5.00	1.00	0.01	6
				88002	5.00	6.00	1.00	0.01	7
				88003	6.00	7.00	1.00	0.01	7
				88004	7.00	8.00	1.00	0.01	7
1	7.30	7.95	I1G - Dyke de pegmatite de couleur blanc à rosé. - Roche à grains grossiers. Composée de 2% BO, 10% QZ, 40% FP rose, 47% FP blanc, TL et GR en traces. - Texture pegmatitique. - Peu déformé. - Légèrement épidotisé. - Pas de SU. - Contacts nets à 65 et 60a.c.						
				88005	8.00	9.00	1.00	0.01	8
				88006	9.00	10.00	1.00	0.01	7
				88007	10.00	11.00	1.00	0.01	5
				88008	11.00	12.00	1.00	0.01	6
1	11.20	11.85	I1G - Trois dykes de pegmatite (4-15cm) de couleur blanc à rosé. - Roches à grains grossiers. Composées des minéraux suivants : 1-2% BO, 15% QZ, 40% FP blanc, 40% de FP rose et en CL traces. - Texture pegmatitique. - Peu déformé. - Très légèrement épidotisé. Les épontes sont altérés en MV (3-7cm). - Pas de SU. - Contacts nets 50-70a.c.						
				88009	12.00	13.00	1.00	0.01	7
				88010	13.00	14.00	1.00	0.00	3
				88011	14.00	15.00	1.00	0.01	6
1	14.75	15.50	I1G - Dyke de pegmatite de couleur blanc à rosé. - Roche à grains grossiers. Composée des minéraux suivants : 10-15%	88012	15.00	15.65	0.65	0.01	11

Lithology and Assays:

Level	From	To	Description	SampleNum	From	To	Length	AuGT g/t	AuPPB ppb
			QZ, 25% FP blanc, 55% FP rose et en traces TL et BO (CL+). - Texture pegmatitique. - Peu déformé. - Biotite est chloritisée et on observe des GR dans les épontes (1cm,1-8%). - PY traces. - Contacts nets 60a.c.						
0	15.65	97.00	V1D - Unité volcanique intermédiaire de composition dacitique, de couleur gris moyen à noir. - Roche à grains fins. Localement porphyroblastes de GR (5cm, <5mm). Composée des minéraux suivants : PL, FP, QZ, BO, MV, AM, MG, GR et EP en traces. - 1% de veines de QZ (1-6cm, 40-60a.c.) avec <10% de FP blanc, FP rose, AC, BO et un peu EP. 5% de bandes (plus claire que V1D) concordantes à la foliation (1-20cm). Composées de PL(DM), QZ, AM, GR, MG, CC... - Faiblement magnétique sur les 10 premiers m et devient par la suite moyennement magnétique. - Bonne foliation 40-60a.c. Indice de déformation = 4. - Peu altérée en CC. De 91-97m, 5-10% GR en plusieurs petites bandes de 5-10cm. - PY et PO traces. De 16.9-17m, I1G avec 1% CP. À 39.45m, veinule de QZ (5mm, 65a.c.) avec 1% CP. À 66.25m, veinule de QZ (3-4mm, 70a.c.) avec CP en traces. - Contact supérieur graduel. Contact inférieur associé à une zone altérée et bréchique	88013 88014 88015 88016 88017	15.65 16.15 17.00 18.00 19.00	16.15 17.00 18.00 19.00 20.00	0.50 0.85 1.00 1.00 1.00	0.01 0.02 0.00 0.00 0.01	5 18 3 3 6
1	20.00	20.65	I1G - Dyke de pegmatite de couleur rose à blanc. - Roche à grains grossiers composée des minéraux suivants : 1% GR, 3% BO (CL), 5-10% QZ, 15% FP blanc et 70% de FP rose. - Texture pegmatitique. - Recoupé par une veinule de QZ fumé (4cm, 50a.c.). - Peu déformé. - BO légèrement CL. - Pas de SU. - Contacts nets 55 et 50 a.c.	88018	20.00	21.00	1.00	0.01	6
				88019	21.00	22.00	1.00	0.01	9
				88020	22.00	23.00	1.00	0.01	9
				88021	23.00	24.00	1.00	0.01	8
				88022	24.00	25.00	1.00	0.01	10
				88023	25.00	26.00	1.00	0.01	8
				88024	26.00	27.00	1.00	0.01	7
				88025	27.00	28.00	1.00	0.01	8
				88026	28.00	29.00	1.00	0.01	9
				88028	29.00	30.00	1.00	0.01	9

Lithology and Assays:

Level	From	To	Description	SampleNum	From	To	Length	AuGT g/t	AuPPB ppb
				88029	30.00	31.00	1.00	0.00	3
				88031	31.00	32.00	1.00	0.00	4
				88032	32.00	33.00	1.00	0.00	3
				88033	33.00	34.00	1.00	0.00	3
				88034	34.00	35.00	1.00	0.01	9
				88035	35.00	36.00	1.00	0.01	6
				88036	36.00	37.00	1.00	0.01	9
				88037	37.00	38.00	1.00	0.01	5
				88038	38.00	39.00	1.00	0.01	5
				88039	39.00	40.00	1.00	0.01	7
				88040	40.00	41.00	1.00	0.00	3
				88041	41.00	42.00	1.00	0.01	6
				88042	42.00	43.00	1.00	0.01	10
				88043	43.00	44.00	1.00	0.01	9
				88044	44.00	45.00	1.00	0.01	8
				88045	45.00	46.00	1.00	0.01	8
				88046	46.00	47.00	1.00	0.01	7
				88047	47.00	48.00	1.00	0.01	8
				88048	48.00	49.00	1.00	0.01	10
				88049	49.00	50.00	1.00	0.01	10
				88050	50.00	51.00	1.00	0.01	7
				88051	51.00	52.00	1.00	0.01	9
				88052	52.00	53.00	1.00	0.01	8
				88053	53.00	54.00	1.00	0.01	8
				88054	54.00	55.00	1.00	0.01	8
				88055	55.00	56.00	1.00	0.01	8
				88056	56.00	57.00	1.00	0.01	6
2	56.50	66.00	V1D FA FP EP CC - V1D qui possède une fracturation (1-2%) discordante à la foliation. Ces fractures sont mm et remplis de FP, EP et parfois de CC. On observe une petite brèche (1cm, 30a.c.) à 64.75m.	88057	57.00	58.00	1.00	0.01	6
				88058	58.00	59.00	1.00	0.01	10
				88059	59.00	60.00	1.00	0.01	12
				88060	60.00	61.00	1.00	0.01	8
				88061	61.00	62.00	1.00	0.01	9
				88062	62.00	63.00	1.00	0.01	8
				88063	63.00	64.00	1.00	0.01	5
				88064	64.00	65.00	1.00	0.01	7

Lithology and Assays:

Level	From	To	Description	SampleNum	From	To	Length	AuGT g/t	AuPPB ppb
				88065	65.00	66.00	1.00	0.01	8
				88066	66.00	67.00	1.00	0.01	6
				88067	67.00	68.00	1.00	0.01	9
				88068	68.00	69.00	1.00	0.00	3
				88069	69.00	70.00	1.00	0.01	7
				88070	70.00	71.00	1.00	0.01	6
				88071	71.00	72.00	1.00	0.02	17
				88072	72.00	73.00	1.00	0.00	3
				88073	73.00	74.00	1.00	0.01	8
				88074	74.00	75.00	1.00	0.00	3
				88075	75.00	76.00	1.00	0.00	3
				88076	76.00	77.00	1.00	0.00	3
4	77.00	79.00	V1D EP CC+ - V1D faiblement épidotisée avec quelques petites veinules mm de EP discordantes à la foliation. Et on observe de la CC disséminée et parfois en veinules mm.	88077	77.00	78.00	1.00	0.01	6
				88078	78.00	79.00	1.00	0.00	3
				88079	79.00	80.00	1.00	0.00	3
				88080	80.00	81.00	1.00	0.01	12
				88082	81.00	82.00	1.00	0.01	7
				88083	82.00	83.00	1.00	0.01	7
				88084	83.00	84.00	1.00	0.01	6
				88085	84.00	85.00	1.00	0.01	8
				88087	85.00	85.65	0.65	0.01	8
1	85.65	86.15	M8 AM BO - Schiste mafique à AM et BO (dyke mafique) de couleur vert foncé. - Roche à grains fins. Composée de 30-40% AM, 5% BO, PL, QZ, CL et CC. Non magnétique. - Les dix derniers cm sont fortement injectés de veinules de QZ-FP (<0.5cm). - Très bonne foliation 55a.c. Indice de déformation = 4. - Légèrement CC+. - Pas de SU. - Contacts nets 40 et 55a.c.	88088	85.65	86.15	0.50	0.00	3
				88089	86.15	87.00	0.85	0.00	3
				88090	87.00	88.00	1.00	0.01	6
4	87.30	87.60	V1D EP FPK CC						

Lithology and Assays:

Level	From	To	Description	SampleNum	From	To	Length	AuGT g/t	AuPPB ppb
			- Zone altérée en épidote (faible), feldspath potassique (faible) et carbonate (moyen). - PY en traces.						
				88091	88.00	89.00	1.00	0.00	3
				88092	89.00	90.00	1.00	0.01	5
				88093	90.00	91.00	1.00	0.01	7
				88094	91.00	92.00	1.00	0.01	7
				88095	92.00	93.00	1.00	0.00	3
				88096	93.00	94.00	1.00	0.05	48
3	93.10	93.20	1-2% PY>PO>CP - 1-2% de sulfures en veinules mm + ou - concordantes à la foliation. Et ces veinules sont déplacées par des fractures discordantes.						
				88097	94.00	95.00	1.00	0.00	3
				88098	95.00	96.00	1.00	0.00	3
4	96.00	97.00	V1D 3GR SI+ EP+ - Dacite de couleur vert foncé à gris verdâtre. - Faiblement magnétique. - On observe 5-10% de fractures de tension qui vont dans tout les sens. La fin de l'unité se termine par une zone bréchique. - Le dernier m est silicifié et épidotisé. On observe 2-3% GR.	88099	96.00	97.00	1.00	0.01	6
0	97.00	100.00	V2 CX PL - Tuf intermédiaire à cristaux de plagioclase de couleur gris verdâtre à vert moyen. - Roche à grains fins. Composée : 10-15% de phénocristaux de PL (<3mm) dans une matrice riche en PL et QZ, BO<5%, CL, AM, EP et MG. - Bonne foliation 50a.c. Indice de déformation =4. Débute par une brèche de 7cm (97.1-97.2m) avec 10% fragments cm dans un ciment très dur à grains très fins. - L'altération de la zone précédente se poursuit jusqu'à 97.7m (SI+). - 3-4% CP sur 5cm dans l'éponte supérieur d'une veine de QZ. - Contacts sont graduels.	88100 88101 88102	97.00 98.00 98.75	98.00 98.75 99.25	1.00 0.75 0.50	0.02 0.02 0.02	20 15 17
3	98.80	99.20	4% CP VNQZ - 3-4% de CP sur 5cm dans l'éponte supérieur d'une veine de QZ (10cm, 60a.c., 5-10% FP-AM-CC).						
				88103	99.25	100.00	0.75	0.00	3
0	100.00	122.00	V2J - Unité volcanique intermédiaire (lave andésitique et ou tuf int.) de couleur vert foncé à noire.	88104 88105 88106	100.00 101.00 102.00	101.00 102.00 103.00	1.00 1.00 1.00	0.03 0.00 0.45	28 3 453

Lithology and Assays:

Level	From	To	Description	SampleNum	From	To	Length	AuGT g/t	AuPPB ppb
			- Roche à grains fins. Composée des minéraux suivants : PL, QZ, CL, AM, BO, MV, GR, EP, MG... - Le niveau de déformation est élevé, Il est difficile de différencié les fragments et le rubannement métamorphique. - Bonne foliation 50a.c. Indice de déformation = 4. 2-3% de veinules de QZ (<3cm) qui sont concordantes à la foliation. - Localement on observe de petites fractures mm de tensions épidotisées. De 107.7-108m, zone altérée en AM-FP-QZ qui est recoupée par une veinule (3-4cm, 40a.c.) de FP-QZ-CL-CC-GR.	88107	103.00	104.00	1.00	0.02	23
				88108	104.00	105.00	1.00	0.00	3
1	104.40	104.50	I1G - Dyke de pegmatite de couleur rose (6cm). - Roche à grains grossiers. Composée de 30% QZ, 60% FP rose, 10% FP blanc. - Légèrement épidotisé, chloritisé (fracture) et CC+. - CP en traces dans une veinule de QZ (2-3mm) - Contacts nets 60a.c.						
				88109	105.00	106.00	1.00	0.01	6
				88110	106.00	107.00	1.00	0.01	7
				88111	107.00	108.00	1.00	0.00	4
				88112	108.00	109.00	1.00	0.00	3
				88113	109.00	110.00	1.00	0.00	3
				88114	110.00	111.00	1.00	0.01	7
				88115	111.00	112.00	1.00	0.00	3
				88116	112.00	113.00	1.00	0.09	90
				88117	113.00	114.00	1.00	0.01	6
				88118	114.00	115.00	1.00	0.00	3
				88119	115.00	116.00	1.00	0.00	3
				88120	116.00	117.00	1.00	0.00	3
				88121	117.00	118.00	1.00	0.01	8
1	117.55	117.70	I1G - Dyke de pegmatite de couleur blanc. - Roche à grains grossiers, composée 5% BO, 15% QZ et 80% FP. - On observe une légère hématisation des fractures surtout dans le QZ. - CP en traces dans le QZ. - Contacts nets 55a.c.						
				88122	118.00	119.00	1.00	0.01	7
				88123	119.00	120.00	1.00	0.01	5

Lithology and Assays:

Level	From	To	Description	SampleNum	From	To	Length	AuGT g/t	AuPPB ppb
0	122.00	132.70	V2 LI - Tuf intermédiaire à lapilli de couleur gris moyen. - Roche rubannée à grains fins. Alternance de bandes cm irrégulières de PL-QZ et de PL-AM (30%)-QZ-BO (5-10%). - Texture rubannée. - Faiblement magnétique localement. - Bonne foliation 50a.c. Indice de déformation = 4. - Peu carbonatisé. - SU en trace. - Contact supérieur graduel.	88124	120.00	121.00	1.00	0.01	5
				88125	121.00	122.00	1.00	0.01	5
				88126	122.00	123.00	1.00	0.01	6
				88127	123.00	124.00	1.00	0.01	7
				88128	124.00	125.00	1.00	0.01	6
				88129	125.00	126.00	1.00	0.00	3
				88131	126.00	127.00	1.00	0.06	56
				88132	127.00	128.00	1.00	0.01	9
				88133	128.00	129.00	1.00	0.00	3
				88134	129.00	130.00	1.00	0.01	7
				88136	130.00	131.00	1.00	0.00	3
				88137	131.00	132.00	1.00	0.01	8
				88138	132.00	132.70	1.00	0.01	5

End of Lithology and Assays ;

Hole: CE-05-39

Easting:	571319	**Northing:**	5907767	**Elevation:**	409.00
AltEasting:	2000.00	**AltNorthing:**	1200.00	**AltElevation:**	409.00
Azimuth:	210	**Dip:**	-55	**Length:**	365.00 *m.*
AltAzimuth:	180.00				
Hole Type:	NQ	**Zone:**		**Contractor:**	Forages Bradley
Started:	2005-08-07	**Finished:**	2005-08-12	**Logged By:**	Charles Perry Ing.
Claim:	CDC1104768	**Cemented:**	☐	**Surveyed:**	☐
Township:					

Description: Tubage laissé en place. Échantillon standard : 88175 et 88325 (SJ-10), 88225 (SE-19) et 89300 (SP-17). Échantillon en blanc: 88190, 88245 et 89273.

Deviations:

Depth	Azimuth	AltAzimuth	Dip	Type	State
11.00	211.00	181.00	-54.40	Reflex	Active
110.00	219.20	189.20	-53.80	Reflex	Active
200.00	217.10	187.10	-51.00	Reflex	Active
302.00	215.90	185.90	-48.30	Reflex	Active
61.00	218.80	188.80	-54.30	Reflex	Active
158.00	218.00	188.00	-52.10	Reflex	Active
251.00	216.40	186.40	-49.70	Reflex	Active
350.00	216.60	186.60	-46.50	Reflex	Active

End of Deviations ; 8 record(s) printed.

Lithology and Assays:

Level	From	To	Description	SampleNum	From	To	Length	AuGT g/t	AuPPB ppb
0	0.00	3.30	MT - Mort terrain						
0	3.30	33.60	V3B - Roche volcanique mafique vert noirâtre. Granulométrie fine. Composé de 55% AM et 45% FP. Texture homogranulaire. Réaction moyenne au HCL seulement dans les zones définies ci-dessous. Moyennement magnétique de 30.7 à 32.5m. - Schistosité de niveau 2 à 3 : 45°a/c à 7.0m. 5% V.QZ <10cm, parallèles à S1, avec tr. PY-PO disséminés en bordure. De 15.0 à 16.1m 2% PY-PO finement disséminés dans le V3B. Faible altération en phlogopite (<1%-5%) de 12.3 à 14.1m.	88139 88140	6.00 7.00	7.00 8.00	1.00 1.00	0.01 0.01	10 7
2	8.00	12.30	V/BX QZCCTCCL - Zone injectée de veines cm de QZ et de TCCLCC avec passages dm bréchifiés de 8.9 à 9.2m et de 12.0 à 12.2m. Traces à 1% PY en bordures des veines. Carotte moyennement à fortement fracturée.	88141 88142 88143 88144	8.00 9.00 10.00 11.00	9.00 10.00 11.00 12.30	1.00 1.00 1.00 1.30	0.05 0.01 0.08 0.02	47 9 79 15
				88145	12.30	13.50	1.20	0.01	11
				88146	13.50	15.00	1.50	0.01	9
				88147	15.00	16.00	1.00	0.02	17
2	19.40	19.50	BX QZCCTCCL - Zone de brèche décimétrique.						
4	24.90	25.30	CC+ - Altération moyenne en calcite. La calcite est disséminée et non en veine.	88148	24.40	25.50	1.10	0.01	7
4	32.50	33.60	V. FPQZAMGR 3% PO-PY - Passage comprenant 80% de mobilisats à FPQZAMGR avec 1-5% PO finement disséminé. Traces à 1% PY en plages cm dans veines de QZGR.	88149	32.50	33.60	1.10	0.01	12
0	33.60	38.90	V2 e, cx - Roche volcanique intermédiaire (tuf à cendres et cristaux), gris moyen. Granulométrie fine à grossière. Matrice très fine composée d'environ 75% felsiques et 25% biotite. 0-10% porphyres de FP sub-arrondis, de 0.5 à 7mm. Texture hétérogène. - Réaction moyenne au HCL sur 10cm à 37.3 et 37.3m. Schistosité de niveau 3 à 50°a/c à 34.0m. Forte fracturation de 37.3 à 37.7m. <1% V.QZ <2cm avec tr. PY.	88150	36.00	37.30	1.30	0.01	10
4	38.80	46.00	PH+ - Altération moyenne en phlogopite sous forme de 15% de bandes cm brun rougeâtre parallèles à la schistosité. Traces PY.						
0	38.90	79.00							

Lithology and Assays:

Level	From	To	Description	SampleNum	From	To	Length	AuGT g/t	AuPPB ppb
0	38.90	79.00	V3B - Roche volcanique mafique vert moyen. Granulométrie fine. Texture homogranulaire. Composée de 55% AM et 45% FP. Mag et HCL : non. Schistosité de niveau 2 à 48°a/c à 41m.	88151	40.00	41.00	1.00	0.02	16
				88152	41.00	42.00	1.00	0.02	21
				88153	42.00	43.00	1.00	0.01	9
				88154	43.00	44.00	1.00	0.01	8
				88155	44.00	45.00	1.00	0.00	3
				88156	45.00	46.00	1.00	0.01	7
				88157	47.00	48.00	1.00	0.00	3
				88158	51.70	53.00	1.30	0.01	9
				88159	56.00	57.00	1.00	0.01	7
4	59.70	67.80	Si+ - Silicification irrégulière d'intensité faible à moyenne. Les passages les plus altérés sont gris moyen et contiennent tr-1% PY-PO. À 65m les niveaux silicifiés, parallèles à la schistosité, sont repris par un petit pli d'entrainement.	88160	59.70	60.70	1.00	0.01	7
				88161	60.70	61.70	1.00	0.01	7
				88162	61.70	62.70	1.00	0.01	8
				88163	62.70	63.70	1.00	0.01	7
				88164	63.70	64.70	1.00	0.01	8
				88165	64.70	65.70	1.00	0.01	6
				88166	65.70	66.80	1.10	0.00	3
				88167	66.80	67.80	1.00	0.01	7
				88168	72.00	73.00	1.00	0.01	9
1	76.90	78.10	DI2 por. FP - Dyke gris moyen à matrice de composition intermédiaire et 15% porphyroclaste de FP de 1-2mm. Contact nets à 50°a/c.	88169	76.90	78.10	1.20	0.01	6
0	79.00	213.40	V2 e,cx / M16 GR - Roche volcanique intermédiaire (tuf à cendres et à cristaux). Matrices à grains très fins composée de 75% felsique et 25% mafique. 0-2% cristaux de FP de 1-2mm. De 188 à 190m on observe 5% de lapillis felsique cm. Texture rubannée. - Le tuf est entrecoupé de 15% de bandes cm à dm, à grains grossier composées de AM avec 5-15% de porphyroblastes de grenat. Ces bandes contiennent tr-1% PY-PO. Schistosité de niveau 2 à 3 : 50°a/c à 87m, 55°a/c à 148 et 209m.	88170	82.20	83.40	1.20	0.02	16
				88171	84.00	85.00	1.00	0.01	9
				88172	90.00	91.00	1.00	0.01	7
				88173	95.00	96.00	1.00	0.01	7
				88174	98.00	99.00	1.00	0.01	6
				88176	104.60	105.60	1.00	0.03	26
				88177	107.00	108.00	1.00	0.01	11
				88178	111.00	112.00	1.00	0.02	22
				88179	113.70	114.70	1.00	0.01	10
				88180	121.00	122.00	1.00	0.02	16
				88181	124.00	125.00	1.00	0.02	24
				88182	127.00	128.00	1.00	0.01	6
				88183	132.00	133.00	1.00	0.03	26
				88184	137.00	138.40	1.40	0.04	39
4	138.40	141.00	Si+ - Altération faible à moyenne en silice. La roche prends une teinte gris pâle brunâtre. 15% veines de QZ <5cm.	88185	138.40	139.80	1.40	0.02	23
				88186	139.80	141.00	1.20	0.01	9
				88187	146.00	147.00	1.00	0.01	7
				88188	147.00	148.00	1.00	0.01	8
				88189	153.00	154.00	1.00	0.01	9
				88191	155.80	156.90	1.10	0.04	42
4	159.30	165.00							

Lithology and Assays:

Level	From	To	Description	SampleNum	From	To	Length	AuGT g/t	AuPPB ppb
4	159.30	165.00	30% V. DMQZAM - Passage entrecoupé de 30% de veines cm, vert pâle, à damourite-quartz-amphibole.	88192	160.00	161.00	1.00	0.02	15
				88193	161.00	162.00	1.00	0.02	17
				88194	162.00	163.00	1.00	0.01	14
				88195	163.00	164.00	1.00	0.02	16
				88196	164.00	165.00	1.00	0.01	10
4	170.80	176.00	70% V. DMQZAM - Passage entrecoupé de 70% de veines cm, vert pâle, à damourite-quartz-amphibole.	88197	170.80	172.00	1.20	0.01	8
				88198	172.00	173.00	1.00	0.02	18
				88199	173.00	174.00	1.00	0.03	28
				88200	174.00	175.00	1.00	0.04	36
				88201	175.00	176.00	1.00	0.02	23
				88202	178.00	179.00	1.00	0.02	22
				88203	182.00	183.00	1.00	0.01	7
				88204	188.00	189.00	1.00	0.01	8
				88205	191.00	192.00	1.00	0.02	20
				88206	196.00	197.00	1.00	0.01	9
				88207	201.00	202.00	1.00	0.02	20
				88208	202.00	203.10	1.10	0.04	39
				88209	206.00	207.00	1.00	0.01	8
				88210	207.00	208.00	1.00	0.01	5
				88211	208.00	209.00	1.00	0.01	5
				88212	209.00	210.00	1.00	0.01	7
				88213	210.00	211.00	1.00	0.01	7
				88214	211.00	212.00	1.00	0.01	10
4	211.50	213.40	SI+ - Silicification faible à moyenne.	88215	212.00	213.40	1.40	0.01	7
0	213.40	319.00	V1D 25% V. MCAMGR - Roche volcanique felsique gris clair à moyen. Granulométrie fine. Composée de 85% FP-QZ, 10-15% AM-BO et 1-2% MV. La roche est injectée de 25% de veines ou leucosomes cm, à grains moyens composé de MC-AM-GR avec tr. MG. - Texture rubanée d0 à l'alternance des veines dans le V1D. Contact supérieur occupé par une veine de QZ-FP-CL de 1.2m d'épaisseur. Schistosité de niveau 3 : 60°a/c à 221m, 55°a/c à 304m. - Cette unité se distingue donc de la précédente par sa composition plus siliceuse et la présence des veines à MCAMGR.	88216	213.40	214.70	1.30	0.00	3
				88217	214.70	216.00	1.30	0.01	6
				88218	216.00	217.00	1.00	0.00	3
				88219	217.00	218.00	1.00	0.00	4
				88220	218.00	219.00	1.00	0.00	3
				88221	219.00	220.00	1.00	0.00	3
				88222	220.00	221.00	1.00	0.01	5
				88223	221.00	222.00	1.00	0.00	3
				88224	222.00	223.00	1.00	0.01	8
				88226	223.00	224.00	1.00	0.01	10
				88227	224.00	225.00	1.00	0.03	26
				88228	225.00	226.00	1.00	0.01	12
				88229	226.00	227.00	1.00	0.00	3
				88230	227.00	228.00	1.00	0.00	3
				88231	228.00	229.00	1.00	0.01	11

Lithology and Assays:

Level	From	To	Description	SampleNum	From	To	Length	AuGT g/t	AuPPB ppb
				88232	229.00	230.00	1.00	0.00	3
				88233	230.00	231.00	1.00	0.00	3
				88234	231.00	232.00	1.00	0.01	11
				88235	232.00	233.00	1.00	0.02	21
				88236	233.00	234.00	1.00	0.02	24
				88237	234.00	235.00	1.00	0.01	8
				88238	235.00	236.00	1.00	0.01	11
				88239	236.00	237.00	1.00	0.00	3
				88240	237.00	238.00	1.00	0.01	7
				88241	238.00	239.00	1.00	0.01	13
				88242	239.00	240.00	1.00	0.01	9
				88243	240.00	241.00	1.00	0.01	5
				88244	241.00	242.00	1.00	0.02	19
				88246	242.00	243.00	1.00	0.01	6
				88247	243.00	244.00	1.00	0.00	3
				88248	244.00	245.00	1.00	0.01	7
				88249	245.00	246.00	1.00	0.01	11
				88250	246.00	247.00	1.00	0.02	16
				89251	247.00	248.00	1.00	0.17	165
				89252	248.00	249.00	1.00	0.02	16
				89253	249.00	250.00	1.00	0.02	18
				89254	250.00	251.00	1.00	0.01	7
				89255	251.00	252.00	1.00	0.01	11
				89256	252.00	253.00	1.00	0.01	7
				89257	253.00	254.00	1.00	0.01	8
				89258	254.00	255.00	1.00	0.01	7
				89259	255.00	256.00	1.00	0.00	3
				89260	256.00	257.00	1.00	0.00	3
				89261	257.00	258.00	1.00	0.00	3
				89262	258.00	259.00	1.00	0.00	3
				89263	259.00	260.00	1.00	0.00	3
3	260.00	262.00	tr. AS-PY-PO - Sulfures en plages mm irrégulières dans les veines à MCAMGR ou près de leurs épontes.	89264	260.00	261.00	1.00	0.01	14
				89265	261.00	262.00	1.00	0.32	315
3	262.00	269.30	Si+ tr-3% AS tr-2% PY-PO - Silicification moyenne à forte. 60% de passages presque dépourvus de minéraux mafiques. Traces à 3% AS en fines baguettes <1mm allignées parallèlement à la schistosité. Traces à 2% PY-PO en plages mm irrégulières. Schistosité de niveau 3 : 50°a/c à 269m.	89266	262.00	263.00	1.00	1.58	1580
				89267	263.00	264.00	1.00	0.42	416
				89268	264.00	265.00	1.00	4.66	4660
				89269	265.00	266.00	1.00	1.34	1340
				89270	266.00	267.00	1.00	0.02	22
				89271	267.00	268.10	1.10	1.27	1270
				89272	268.10	269.30	1.20	4.90	4900
				89274	269.30	270.70	1.40	0.01	8
				89275	270.70	272.00	1.30	0.00	3
				89276	272.00	273.00	1.00	0.00	3
				89277	273.00	274.00	1.00	0.00	3

Lithology and Assays:

Level	From	To	Description	SampleNum	From	To	Length	AuGT g/t	AuPPB ppb
				89278	274.00	275.00	1.00	0.00	3
				89279	275.00	276.00	1.00	0.02	15
				89280	276.00	277.00	1.00	0.01	11
				89281	277.00	278.00	1.00	0.01	12
				89282	278.00	279.00	1.00	0.01	7
				89283	279.00	280.00	1.00	0.02	17
				89284	280.00	281.00	1.00	0.01	11
				89285	281.00	282.00	1.00	0.01	6
				89286	282.00	283.00	1.00	0.25	245
2	283.00	283.60	D QFP - Roche intrusive gris moyen à texture porphyrique. Matrice à grains fins de composition intermédiaire contenant 20% AM-BO. 15% porphyroclastes 1-3mm principalement de FP et <1% de QZ. HCL et Mag : non. Faiblement déformé. - Contacts nets avec l'encaissant à 55°a/c. Traces PY et 1 grain de AS près du contact inférieur.	89287	283.00	283.60	0.60	0.62	620
3	283.60	284.60	Si+ 1%AS tr. PY-PO - Silicification moyenne. 1% AS en fines baguettes de 1mm et tr. PY-PO en plages mm irrégulières.	89288	283.60	284.60	1.00	5.01	5010
				89289	284.60	286.00	1.40	0.02	17
				89290	286.00	287.00	1.00	0.00	3
				89291	287.00	288.00	1.00	0.01	9
2	287.70	288.20	D QFP - Idem que de 283 à 283.6m sauf que la granulométrie des porphyres est plus homogène (2mm).	89292	288.00	289.00	1.00	0.01	11
				89293	289.00	290.00	1.00	0.00	3
				89294	290.00	291.00	1.00	0.02	15
2	291.00	291.70	D QFP - Idem que de 283 à 283.6m sauf matrice plus felsique et la granulométrie des porphyres est plus homogène (2mm).	89295	291.00	292.00	1.00	0.30	295
				89296	292.00	293.00	1.00	0.01	6
				89297	293.00	294.00	1.00	0.01	8
				89298	294.00	295.00	1.00	0.02	15
				89299	295.00	296.00	1.00	0.01	12

Lithology and Assays:

Level	From	To	Description	SampleNum	From	To	Length	AuGT g/t	AuPPB ppb
				89301	296.00	297.00	1.00	0.02	20
				89302	297.00	298.00	1.00	0.01	11
				89303	298.00	299.00	1.00	0.01	11
				89304	299.00	300.00	1.00	0.01	6
				89305	300.00	301.00	1.00	0.01	7
				89306	301.00	302.00	1.00	0.00	3
				89307	302.00	303.00	1.00	0.09	92
				89308	303.00	304.00	1.00	0.03	27
				89309	304.00	305.00	1.00	0.09	93
				89310	305.00	306.00	1.00	0.01	10
				89311	306.00	307.00	1.00	0.01	12
				89312	307.00	308.00	1.00	0.01	9
				89313	308.00	309.00	1.00	0.12	117
				89314	309.00	310.00	1.00	0.05	52
				89315	310.00	311.00	1.00	0.01	11
				89316	311.00	312.00	1.00	0.01	14
				89317	312.00	313.00	1.00	0.01	10
				89318	313.00	314.00	1.00	0.01	7
				89319	314.00	315.00	1.00	0.09	89
3	314.70	319.00	tr-1% PY-AS - Faible dissémination de pyrite et arsénopyrite.	89320	315.00	316.00	1.00	0.29	291
				89321	316.00	317.00	1.00	0.39	387
				89322	317.00	318.00	1.00	0.26	257
				89323	318.00	319.00	1.00	0.32	323
0	319.00	365.00	V3B - Roche volcanique gris verdâtre foncé. Granulométrie fine. Composée de 55% AM-BO et 45% FP. Texture homogranulaire. HCL et Mag : non. Contact graduel avec unité précédente. Schistosité de niveau 2 : 55°a/c à 326 et 363m. De 342 à 343m : 10% V.QZ-CC cm.						
4	319.00	322.80	tr. PY-CP/ 15% V. MCAMGR - Zone transitionnelle composée de basalte injecté de 15% veines cm de MCAMGR faiblement magnétique. Traces PY-CP disséminés dans le basalte.	89324	319.00	320.00	1.00	0.01	14
				89326	320.00	321.00	1.00	0.02	16
				89327	321.00	322.00	1.00	0.01	9
				89328	322.00	323.00	1.00	0.01	14
				89329	323.00	324.00	1.00	0.01	11
				89330	324.00	325.00	1.00	0.01	10
				89331	328.00	329.00	1.00	0.02	18

Lithology and Assays:

Level	From	To	Description	SampleNum	From	To	Length	AuGT g/t	AuPPB ppb
				89332	334.30	335.60	1.30	0.02	20
1	335.70	339.50	V2 cx - Roche volcanique (tuf à crixtaux) gris moyen. Matrice à grains fins de composition intermédiaire. 5% de FP en grains de 1-2mm. Texture porphyroclastique. MAG et HCL : non. Schistosité de niveau 2.	89333	338.00	339.00	1.00	0.01	9
				89334	342.00	343.00	1.00	0.01	14
				89335	346.00	347.00	1.00	0.01	8
				89336	354.00	355.10	1.10	0.20	197
				89337	357.60	358.60	1.00	0.02	23
				89338	364.00	365.00	1.00	0.01	10

End of Lithology and Assays ;

Hole: CE-05-40

Easting:	571127	**Northing:**	5907735	**Elevation:**	403.00
AltEasting:	1850.00	**AltNorthing:**	1075.00	**AltElevation:**	403.00
Azimuth:	211	**Dip:**	-50	**Length:**	173.00 m.
AltAzimuth:	181.00				
Hole Type:	NQ	**Zone:**		**Contractor:**	Forages Bradley
Started:	2005-08-12	**Finished:**	2005-08-14	**Logged By:**	Robert Oswald
Claim:	CDC1104766	**Cemented:**	☐	**Surveyed:**	☐
Township:					

Description: Blank : 89371, 89414, 89457, 89807 et 89424. SP17 : 89359 et 89805. SE19 : 89416. Metallic sieve : 89423. SJ10 : 89459.

Deviations:

Depth	Azimuth	AltAzimuth	Dip	Type	State
0.00	211.00	181.00	-50.00	None	Active
50.00	217.40	187.40	-47.00	Reflex	Active
149.00	214.50	184.50	-43.70	Reflex	Active
11.00	213.20	183.20	-49.80	Reflex	Active
101.00	216.30	186.30	-45.00	Reflex	Active
173.00	214.60	184.60	-43.60	Reflex	Active

End of Deviations ; 6 record(s) printed.

Lithology and Assays:

Level	From	To	Description	SampleNum	From	To	Length	AuGT g/t	AuPPB ppb
0	0.00	4.00	Mort-terrain - 4 mètres de casing et la carotte commence à 2.4m (carotte de casing).						
				89339	2.40	3.00	0.60	0.01	8
				89340	3.00	4.00	1.00	0.01	13
0	4.00	15.30	V2J - Unité volcanique mafique à intermédiaire, de couleur verte, grise à brune (biotite). - Roche à grains fins. Composée des minéraux suivants: 5% QZ, 5-20% BO, 25-40% AM, 50-70% PL, CL, CC. - On observe un rubannement cm (<5cm) irrégulier de bandes plus riches en BO (<20%) qui alterne avec des bandes plus riches en AM <40%. 3% de veinules claires (1mm-1cm) dans la foliation (5% AM, 25% QZ et 70% FP) bordées d'amphibole (<3cm). - Pas magnétique. À 15.7m, I1G (2cm, 10% AM, 10% BO, 40% QZ et 40% FP). - Bonne foliation à 45 a.c. Indice de déformation =4. - On observe une altération rétrograde en biotite et en chlorite pour les amphiboles. La CC se trouve principalement dans les veines et veinules de QZ. - Py en traces. - Contact net à 65a.c.						
				89341	4.00	5.00	1.00	0.01	5
				89342	5.00	6.00	1.00	0.02	20
				89343	6.00	7.00	1.00	0.01	9
				89344	7.00	8.00	1.00	0.02	15
				89345	8.00	9.00	1.00	0.01	8
				89346	9.00	10.00	1.00	0.01	12
				89347	10.00	11.00	1.00	0.01	5
				89348	11.00	12.00	1.00	0.01	7
				89349	12.00	13.00	1.00	0.00	3
				89350	13.00	14.00	1.00	0.00	3
2	13.30	13.45	VN QZ FPK CC - Veine de QZ (9cm, 70a.c.) avec épontes altérés en CC+, 5% AM, 8% FPK et EP. - Pas de SU.						
				89351	14.00	15.00	1.00	0.00	5
				89352	15.00	16.00	1.00	0.01	5
0	15.30	38.60	V2 xFP - Tuf intermédiaire à cristaux de couleur gris moyen à vert. - Roche à grains fins. Composée des minéraux suivants : 20% de phénocristaux FP (1-5mm, moyenne de 2-3mm), 3-5% BO, 20% AM, 55% FP>>QZ, CL et MV. - L'unité n'est pas homogène, on observe 3-5% de veinules d'altérations (1mm-1cm) plus claire dans la foliation qui donne un aspect de rubannement. - Localement très faiblement magnétique à 17.55m. - Bonne foliation 45-55a.c. Indice de déformation = 4. L'unité possède de 10-15% de petits amas (<cm) d'AM très étirés dans la foliation. - On observe des micas blancs très finement disséminés entre les FP. Localement, des FPK dans des veinules mm (ex: 16.8m, 35a.c. et 35.35m, 50 et 20a.c.). - PY en traces. - Contacts sup. net à 65a.c. et inf. altéré 60a.c.						
				89353	16.00	17.00	1.00	0.00	3
				89354	17.00	18.00	1.00	0.00	3
				89355	18.00	19.00	1.00	0.01	5
				89356	19.00	20.00	1.00	0.00	3
				89357	20.00	21.00	1.00	0.00	3
				89358	21.00	22.00	1.00	0.00	3
				89360	22.00	23.00	1.00	0.01	8
				89361	23.00	24.00	1.00	0.01	7
				89362	24.00	25.00	1.00	0.01	7
				89363	25.00	26.00	1.00	0.01	6
				89364	26.00	27.00	1.00	0.01	6
				89365	27.00	28.00	1.00	0.01	10
				89366	28.00	29.00	1.00	0.01	9
				89367	29.00	30.00	1.00	0.01	12
				89368	30.00	31.00	1.00	0.01	12
				89369	31.00	32.00	1.00	0.01	7
				89370	32.00	33.00	1.00	0.01	10
2	32.70	33.00	VN QZ - 2 VQZ (5 et 8cm, 40-60a.c.) composées 5% FP blanc, AM, FPK et de CC+. - Pas de SU.						

Lithology and Assays:

Level	From	To	Description	SampleNum	From	To	Length	AuGT g/t	AuPPB ppb
				89372	33.00	34.00	1.00	0.01	9
				89373	34.00	35.00	1.00	0.01	11
				89374	35.00	36.00	1.00	0.01	9
				89375	36.00	37.00	1.00	0.01	5
				89376	37.00	38.00	1.00	0.01	8
2	37.25	37.45	VN QZ - 1 VQZ (12cm, 30 et 50a.c.) blanche. - Pas de sulfure.						
				89377	38.00	39.00	1.00	0.01	8
0	38.60	73.60	V2 RU - Unité volcanique intermédiaire rubannée : coulée bréchique ou tuf à lapilli de couleur variable (verte, grise et brune). - Roche à grains fins. Composée des minéraux suivants : PL, AM, BO, MV et QZ. - Rubannement cm irrégulier de bandes claires bordés de bandes d'AM suivi de bandes de BO. Bandes claires sont composées 2-5% BO, 10% AM, 85% PL>>QZ. Les bandes vertes sont composées d'AM <40% et les bandes à BO <20%. - À partir de 58m, la roche devient moins rubannée et plus mafique. Dans le dernier m, la roche est plus silicifiée et est minéralisée en sulfure. À 73.4m, dyke de QFP (18cm, 70a.c.) qui sépare cette unité de la dacite. - Bonne foliation 60a.c. Indice de déformation = 4. - Altération rétrograde en biotite et mica blanc (damourite ?). - Py en traces. Localement 1%. - Contacts sup. à 60a.c et inf. à 70a.c.						
				89378	39.00	40.00	1.00	0.01	8
				89379	40.00	41.00	1.00	0.01	10
				89380	41.00	42.00	1.00	0.01	6
				89381	42.00	43.00	1.00	0.01	9
				89382	43.00	44.00	1.00	0.01	9
				89383	44.00	45.00	1.00	0.01	12
				89384	45.00	46.00	1.00	0.01	6
				89385	46.00	47.00	1.00	0.01	14
				89386	47.00	48.00	1.00	0.12	115
				89387	48.00	49.00	1.00	0.04	44
				89388	49.00	50.00	1.00	0.02	20
				89389	50.00	51.00	1.00	0.00	4
				89390	51.00	52.00	1.00	0.01	8
				89391	52.00	53.00	1.00	0.19	194
2	52.90	53.00	VN QZ CC++ - Une VQZ (3cm, 40-60a.c.) avec 10% CC, 5% FP-AM, sphène et EP. - 1% PY dans la veine et surtout dans les épontes.						
				89392	53.00	54.00	1.00	0.02	18
				89393	54.00	55.00	1.00	0.01	13
				89394	55.00	56.00	1.00	0.06	57
				89395	56.00	57.00	1.00	0.04	39
				89396	57.00	58.00	1.00	0.00	3
				89397	58.00	59.00	1.00	0.01	13
				89398	59.00	60.00	1.00	0.01	13
				89399	60.00	61.00	1.00	0.00	3
				89400	61.00	62.00	1.00	0.00	3
				89401	62.00	63.00	1.00	0.17	167

Lithology and Assays:

Level	From	To	Description	SampleNum	From	To	Length g/t	AuGT g/t	AuPPB ppb
				89402	63.00	64.00	1.00	0.99	990
				89403	64.00	65.00	1.00	0.00	3
				89404	65.00	66.00	1.00	0.00	3
				89405	66.00	67.00	1.00	0.02	24
				89406	67.00	68.00	1.00	0.02	17
				89407	68.00	69.00	1.00	0.01	11
				89408	69.00	70.00	1.00	0.01	6
				89409	70.00	71.00	1.00	0.00	3
				89410	71.00	72.00	1.00	0.02	22
				89411	72.00	73.00	1.00	0.12	116
3	73.00	73.40	1PY - La roche est silicifiée et moyennement broyée. On observe 5% GR sur 5cm. Pas de CC. Localement avec 1% de FPK. - 1% PY finement disséminée.	89412	73.00	73.60	0.60	0.72	720
1	73.40	73.60	Dyke QFP - Dyke de QFP de couleur gris verdâtre. - Roche à grains fins. Composée : 15-20% de phénocristaux de FP>QZ, 5-10% BO, matrice de FP>QZ et en traces MV, AM et CC. - Bonne foliation 60a.c. Indice de déformation = 4. Phénocristaux sont étirés dans la foliation. - Épidotisé et carbonatisé. - Pas de SU. - Contacts nets à 70a.c.						
0	73.60	158.15	V1D - Dacite de couleur gris moyen à noire. - Roche à grains fins. Composée des minéraux suivants : PL, FP, QZ, BO, MV (DM), AM, GR, MG, CC, EP, CL... - On observe entre 20-50% de bandes quartzofedispathiques (1-5cm) irrégulières qui ont des contacts nets à diffus. Ils sont composées de FP-QZ-BO-GR-MG-AM et CC. - Les premières traces de magnétisme débute à 78m et à partir de 81,75m la roche devient magnétique. Un grain d'or de visible dans un grenat à 81.1m. - Bonne foliation 60a.c. - Localement silicifiée, épidotisée et ou carbonatisée. À 138.55m, une VQZ (2cm) avec 2-3cm EP + FPK. - 14 petites zones < 10 cm (1-2% PY-PO-AS) : 77m, 78.1m, 85m, 93.8m, 95.55m, 96.2m, 109.15m, 113.4m, 114.4m, 126.65m, 134.8m, 144.3m, 144.65m, 144.83m. 7 zones de 0.4-2.05m (2-10% PY-AS-PO). - Contact supérieur net à 70a.c. et inférieur graduel.						
4	73.60	75.00	25GR 3PY-AS - Zone d'altération de couleur noire.	89413 89415	73.60 74.00	74.00 75.00	0.40 1.00	0.11 0.01	106 12

Lithology and Assays:

Level	From	To	Description	SampleNum	From	To	Length	AuGT g/t	AuPPB ppb
			- Localement magnétique. - Unité amphibolitisée avec 10-20% GR (<5mm). - Sufures finement disséminés sur 20cm (73.6-73.8m) : 2-3%PY et 1%<AS.						
				89417	75.00	76.00	1.00	0.01	9
				89418	76.00	77.00	1.00	0.39	388
				89419	77.00	78.00	1.00	0.13	127
4	78.00	85.00	5-10GR - On observe de 5-10% GR (<1cm) qui sont cisaillés dans la foliation. La texture des GR est spécial, comme si les grenats étalent formé d'une multitude de plaquettes parallèle à la foliation.	89420	78.00	79.00	1.00	0.72	720
				89421	79.00	80.00	1.00	0.62	620
				89422	80.00	80.50	0.50	0.62	620
				89423	80.50	81.50	1.00	1.05	1050
3	80.60	82.00	2PY-AS-PO - De 80.9-81.2m, zone plus riche en PY de couleur gris beige, la roche semble silicifiée et mylonitisée. - 2% de sulfures finements disséminés : PY>AS>PO. Un grain d'or de visible (1mm) à 81.1m dans un GR.	89425	81.50	82.00	0.50	0.20	202
				89426	82.00	83.00	1.00	0.01	8
				89427	83.00	84.00	1.00	1.44	1440
				89428	84.00	85.00	1.00	0.14	139
				89429	85.00	86.00	1.00	0.00	3
				89430	86.00	87.00	1.00	0.00	3
				89431	87.00	88.00	1.00	0.00	4
				89432	88.00	89.00	1.00	0.00	3
				89433	89.00	90.00	1.00	0.01	14
				89434	90.00	91.00	1.00	0.01	8
				89435	91.00	92.00	1.00	0.03	34
				89436	92.00	93.00	1.00	0.02	17
				89437	93.00	94.00	1.00	0.86	860
				89438	94.00	95.00	1.00	0.13	133
				89439	95.00	96.00	1.00	0.62	620
				89440	96.00	97.00	1.00	0.03	26
2	96.45	96.50	Zone de BR - Petite brèche (60a.c.) de 3cm épidotisée et cabonatisée. Fragments anguleux et <1cm.						

Lithology and Assays:

Level	From	To	Description	SampleNum	From	To	Length	AuGT g/t	AuPPB ppb
				89441	97.00	98.00	1.00	0.01	12
				89442	98.00	99.00	1.00	0.01	6
				89443	99.00	100.00	1.00	0.00	3
				89444	100.00	101.00	1.00	0.00	3
				89445	101.00	102.00	1.00	0.01	7
				89446	102.00	103.00	1.00	0.00	3
1	102.95	103.50	Dyke QFP - Dyke de QFP, idem au précédent. - Possède 5% de phénocristaux de FP <1cm. - Bonne foliation. - Légèrement épidotisé. - Contacts nets à 60 et 50a.c.	89447	103.00	104.00	1.00	0.02	17
1	104.10	104.95	Dyke de QF - Dyke de QFP, idem aux précédents. - Bonne foliation 55a.c. - Possède deux petites veinules de QZ (1cm, 50-55a.c.) - PY traces. - Contacts nets 50-55a.c.	89448	104.00	105.00	1.00	0.09	93
1	105.50	105.75	Dyke QFP - Dyke de QFP, idem aux précédents. - Bonne foliation. - Une VQZ (7cm, 50a.c.) blanche à fumée (noir et translucide). - Contacts net 70 et 65a.c.	89449	105.00	106.00	1.00	0.04	39
				89450	106.00	107.00	1.00	0.01	8
				89451	107.00	108.00	1.00	0.00	3
				89452	108.00	109.00	1.00	0.00	3
				89453	109.00	110.00	1.00	0.18	179
				89454	110.00	111.00	1.00	0.01	5
				89455	111.00	112.00	1.00	0.02	22
3	111.75	112.60	5 PO-PY-AS - Zone silicifiée et mylonitisée avec VQZ (3cm, 60a.c.). - 5% sulfures finements disséminés : PY > AS > PO. À 112.1m, 10% AS concentrées sur 1cm à 65a.c.	89456	112.00	113.00	1.00	1.44	1440
				89458	113.00	114.00	1.00	0.17	167

Lithology and Assays:

Level	From	To	Description	SampleNum	From	To	Length	AuGT g/t	AuPPB ppb
				89460	114.00	115.00	1.00	0.02	20
				89461	115.00	116.00	1.00	0.01	7
				89462	116.00	117.00	1.00	0.01	14
				89463	117.00	118.00	1.00	0.01	8
				89464	118.00	119.00	1.00	0.01	9
				89465	119.00	120.00	1.00	0.04	44
3	119.30	121.35	2 PY-PO AS tr - Zone légèrement silicifiée et injectée d'un dyke de QFP. - 1-2% de sulfure finement disséminés : PY> PO et AS en traces.						
1	119.90	120.20	Dyke QFP - Dyke de QFP, idem aux précédents. - Bonne foliation 50a.c. - Recoupé vers l'éponte inférieur d'une VQZ (10cm, 30a.c.) avec 10% FP-AM et EP.	89466	120.00	121.00	1.00	1.03	1030
				89467	121.00	121.50	0.50	0.03	29
				89468	121.50	122.00	1.00	0.02	21
				89469	122.00	123.00	1.00	0.01	13
				89470	123.00	124.00	1.00	0.00	3
				89471	124.00	125.00	1.00	0.01	10
				89472	125.00	126.00	1.00	0.01	7
				89473	126.00	127.00	1.00	0.02	18
				89474	127.00	128.00	1.00	0.00	3
				89475	128.00	129.00	1.00	0.00	3
				89476	129.00	130.00	1.00	0.00	3
				89477	130.00	131.00	1.00	0.55	550
				89478	131.00	132.00	1.00	0.00	3
				89479	132.00	133.00	1.00	0.00	3
				89480	133.00	134.00	1.00	0.00	3
				89481	134.00	135.00	1.00	0.06	60
				89482	135.00	136.00	1.00	0.00	3
				89483	136.00	137.00	1.00	0.00	3
				89484	137.00	138.00	1.00	0.01	8
				89485	138.00	139.00	1.00	0.00	3
				89486	139.00	140.00	1.00	0.00	3

Lithology and Assays:

Level	From	To	Description	SampleNum	From	To	Length	AuGT g/t	AuPPB ppb
				89487	140.00	141.00	1.00	0.00	3
				89488	141.00	142.00	1.00	0.00	3
				89489	142.00	143.00	1.00	0.00	3
				89490	143.00	144.00	1.00	0.00	3
				89491	144.00	145.00	1.00	0.00	3
				89492	145.00	146.00	1.00	0.02	17
				89493	146.00	147.00	1.00	0.00	3
				89494	147.00	148.00	1.00	0.00	3
				89495	148.00	149.00	1.00	0.00	3
				89496	149.00	150.00	1.00	0.00	3
				89497	150.00	151.00	1.00	0.01	5
				89498	151.00	152.00	1.00	0.01	8
				89499	152.00	153.00	1.00	0.00	3
				89500	153.00	154.00	1.00	0.00	3
				89801	154.00	155.00	1.00	-1.00	-1
				89802	155.00	155.45	0.45	0.08	84
3	155.45	156.30	5AS-PO-PY - Zone minéralisée de couleur grise. - Roche à grains fins. Composée : 1% TL, 4% BO, 3% GR dans une matrice riche en PL(MV)-QZ et AM en traces. - Bonne foliation. - Silicifiée et minéralisée en sulfure. - 5% de sulfures finement disséminés : AS > PO> PY. - Contacts nets 50-55a.c.	89803	155.45	156.30	0.85	2.40	2400
3	156.30	156.70	3PY-PO-AS 10GR 25AM - Zone altérée et minéralisée de couleur gris moyen à vert pâle. - Roche à grains fins à moyen. Composée : 2% sphène, 10% GR, 25% AM dans une matrice de PL(DM)-QZ. - Porphyroblastes de GR et AM. - Bonne foliation. - Le cœur de la zone est silicifié sur 20cm. On observe de l'épidotisation et des FPK. - 3% de sulfures finement disséminés : PY -PO-AS. L'arsénopyrite se trouve surtout dans la partie inférieure de la zone. - Contacts nets 50-60a.c.	89823	156.30	156.70	0.40	6.27	6270
3	156.70	158.15	4PO-PY-AS - Dacite de couleur poivre et sel.	89804	156.70	157.40	0.70	4.25	4250
				89806	157.40	158.15	0.75	0.23	234

Lithology and Assays:

Level	From	To	Description	SampleNum	From	To	Length	AuGT g/t	AuPPB ppb
			- Roche à grains fins à moyen. Composée : 2-3% sphène, 10-15% AM; 10% BO, matrice de PL(DM)-QZ avec des traces de TL et MG. - Granulaire comme un intrusif. - Bonne foliation 60a.c. - 4% de sulfures : PO-AS-PY. Les sulfures sont surtout dans les premiers 50cm. - Contact graduel.						
0	158.15	173.00	V2J - Unité volcanique mafique à intermédiaire, de couleur verte à gris foncé. - Roche à grains fins. Composée : 5-15% BO, AM<35%, matrice de PL>>QZ avec des traces sphène, MG, CC ... - Dans les 8 derniers m, on observe 5-10% de bandes (<10cm) avec des phénocristaux de FP-QZ (10-30%, 1-3mm). Les contacts sont nets à diffus, possiblement de petits dyke de QFP. - Bonne foliation 55-70a.c. Les AM sont étirés dans la foliation. - PY en traces et AS localement 3%. - Contact supérieur graduel et plissoté à 158.6m.	89808	158.15	159.00	0.85	0.10	100
3	158.50	158.80	3 AS - Zone de plissement minéralisée en AS. - 3% d'arsénopyrite finement disséminées dans la zone de pli.						
				89809	159.00	160.00	1.00	0.07	68
				89810	160.00	161.00	1.00	0.06	58
1	160.85	161.50	Dyke QFP - Dyke de QFP de couleur gris, semblable aux précédents mais avec plus de BO dans la matrice. - Injecté de 2 VQZ (3cm, 40a.c.) avec 10% FP blanc et 5% BO. - Bonne foliation 50a.c. - Contact sup. net à 50a.c. et inf. diffus.	89811	161.00	162.00	1.00	0.02	21
				89812	162.00	163.00	1.00	0.01	10
				89813	163.00	164.00	1.00	0.02	17
				89814	164.00	165.00	1.00	0.01	11
				89815	165.00	166.00	1.00	0.00	3
2	165.40	167.00	V2J CS - La roche devient plus cisaillée et la carotte est plus fracturée et broyée. - PY en plaquage dans les fractures.	89816	166.00	167.00	1.00	0.01	7
				89817	167.00	168.00	1.00	0.02	20

Lithology and Assays:

Level	From	To	Description	SampleNum	From	To	Length	AuGT g/t	AuPPB ppb
				89818	168.00	169.00	1.00	0.00	3
				89819	169.00	170.00	1.00	0.00	3
				89820	170.00	171.00	1.00	0.00	3
				89821	171.00	172.00	1.00	0.00	3
				89822	172.00	173.00	1.00	0.00	3

End of Lithology and Assays ;

Hole: CE-05-41

Easting: 571393 **Northing:** 5907593 **Elevation:** 402.00

AltEasting: 2150.00 **AltNorthing:** 1090.00 **AltElevation:** 402.00

Azimuth: 208 **Dip:** -50 **Length:** 173.00 m.

AltAzimuth: 178.00

Hole Type: NQ **Zone:** **Contractor:** Forages Bradley

Started: 2005-08-14 **Finished:** 2005-08-16 **Logged By:** Robert Oswald

Claim: CDC1104766 **Cemented:** ☐ **Surveyed:** ☐

Township:

Description: Blank : 89859, 89925, 89960, 89968 et 88251. SP17 : 89852. SE19 : 89923. SJ10 : 89959.

Deviations:

Depth	Azimuth	AltAzimuth	Dip	Type	State
0.00	208.00	178.00	-50.00	None	Active
50.00	214.20	184.20	-49.50	Reflex	Active
149.00	217.40	187.40	-49.90	Reflex	Active
11.00	208.00	178.00	-49.30	Reflex	Active
101.00	214.90	184.90	-49.80	Reflex	Active
173.00	219.00	189.00	-49.90	None	Active

End of Deviations ; 6 record(s) printed.

Lithology and Assays:

Level	From	To	Description	SampleNum	From	To	Length	AuGT g/t	AuPPB ppb
0	0.00	4.00	Mort-terrain - 4 mètres de casing et la carotte commence à 4.5m (50cm de carotte de casing).						
0	4.00	6.70	V2J - Unité volcanique mafique à intermédiaire : lave cisaillée ou tuf à lapilli, de couleur gris moyen à vert. - Roche à grains fins. Composée : 5-10% B0, 5-25% AM, matrice de PL(MV)-QZ, traces de sphène. - Faible rubannement dû à un cisaillement ou lapili. - Une VQZ (4cm, 70a.c.) 5.3m, 5-10% FP blanc-AC-CC. - Bonne foliation 55a.c. Indice de déformation = 4. - Les fractures (mm, 60a.c.) sont chloritisées. CC en traces. - PY et CP en traces. - Contact inf. graduel 55a.c.	89824	4.50	5.00	0.50	0.00	4
				89825	5.00	6.00	1.00	0.00	3
				89826	6.00	7.00	1.00	0.00	3
0	6.70	26.20	V2xFP - Tuf intermédiaire à cristaux de PL, de couleur gris moyen. - Roche à grains fins. Composée : 5-10% de phénocristaux PL (2-4mm), 10-20% BO, 5-10% AM dans une matrice de PL(MV)-QZ. - Localement, on observe des fragments felsiques de lapilli (1%). - La majorité des phénocristaux sont allongés dans la foliation. - Bonne foliation 55a.c. Indice de déformation = 4. Possède quelques veines de QZ (<8cm, 50-60a.c) avec FP blanc, EP, AM et CC. - Les PL sont altérés en MV, chloritisation des AM, CL dans les fractures, épidotisation de certain FP. CC + dans les veines de QZ. Localement on observe de petites bandes riches en BO <10cm. - SU en traces. - Contact sup. graduel à 55a.c. et contact inf. net à 50a.c.	89827	7.00	8.00	1.00	0.00	3
				89828	8.00	9.00	1.00	0.00	3
				89829	9.00	10.00	1.00	0.00	3
				89830	10.00	11.00	1.00	0.00	3
				89831	11.00	12.00	1.00	0.00	3
				89832	12.00	13.00	1.00	0.02	18
				89833	13.00	14.00	1.00	0.02	17
				89834	14.00	15.00	1.00	0.02	15
				89835	15.00	16.00	1.00	0.01	6
				89836	16.00	17.00	1.00	0.01	8
1	16.30	17.60	V2 - Lave mafique à intermédiaire, de couleur vert. - Roche à grains fins. Composée de 10-30% AM, 5% BO, matrice de PL(MV)-QZ. - On observe un rubannement dû à l'altération. Il y a alternances de bandes avec de l'AM verte suivi d'une bande avec un minéral vert pâle. Possiblement des AM altéré en CL-EP ? - Bonne foliation 50a.c. - CL + et EP des amphiboles. - PO et PY 0.5%. - Contact sup. net 60a.c. et inf. net 60a.c.	89837	17.00	18.00	1.00	0.01	6
				89838	18.00	19.00	1.00	0.01	13
				89839	19.00	20.00	1.00	0.01	9
				89840	20.00	21.00	1.00	0.01	11
				89841	21.00	22.00	1.00	0.01	5

Lithology and Assays:

Level	From	To	Description	SampleNum	From	To	Length	AuGT g/t	AuPPB ppb
				89842	22.00	23.00	1.00	0.00	3
				89843	23.00	24.00	1.00	0.00	3
				89844	24.00	25.00	1.00	0.00	3
				89845	25.00	26.00	1.00	0.01	6
				89846	26.00	27.00	1.00	0.01	8
0	26.20	29.40	V2J - Lave mafique à intermédiaire, de couleur gris moyen à vert. - Roche à grains fins. Composée : 5-15% AM, 5-20% BO dans une matrice de PL(MV)-QZ. - Faiblement rubannée, possiblement d0 au métamorphisme. 5-10% de fragments de la taille des lapillis. - À 26.56m : brèche de 1cm (45a.c.) avec fragments cm anguleux, ciment de QZ-CC-FPK. - Bonne foliation 60a.c. Indice de déformation = 4. - Les fractures sont CL+ et on observe du CC dans les veinules de QZ. - PY et PO en traces. - Contact sup. net 50a.c. et inf. net 55a.c.	89847	27.00	28.00	1.00	0.02	15
				89848	28.00	29.00	1.00	0.02	16
				89849	29.00	29.40	0.40	0.00	3
0	29.40	161.60	V1D - Dacite de couleur noir à gris moyen. - Roche à grains fins. Composée des minéraux suivants : PL, FP, QZ, BO, MV(DM), AM, GR, MG, CC, EP, TL, CL... - On observe entre 15-50% de bandes quartzofeldspathiques (1-10cm) irrégulières qui possèdent des contacts francs à diffus. Ils sont composées de FP-QZ-BO-GR-MG-AM et CC. - La dacite devient magnétique à partir de 30.55m. Et ne devient plus magnétique à partir de 161.5m. Elle devient plus mafique vers les derniers mètres. - Bonne foliation 50-55a.c. Indice de déformation =4. 1-3% de VQZ (<5cm) pour la pluspart concordante à la foliation avec 5-10% de FP Blanc, FPK, AM , BO, EP et CC. - Localement silicicifiée, épidotisée, FPK et ou CC+. - À 93m, veinule mm de PY, PO et CP >1% à 30a.c. Deux zones minéralisées (1.2 et 1.75m) avec 3% SU avec 10% AS sur 10cm. - Contact sup. net 55a.c. et inf 50a.c.						
4	29.40	31.70	10GR - Le contact est à grains fins à moyen. Composée : 10%GR, 30% AM, 5% BO, 5-10% FP blanc, matrice PL(DM)-QZ.	89850	29.40	30.00	0.60	0.01	6
				89851	30.00	31.00	1.00	0.00	3
				89853	31.00	32.00	1.00	0.00	3
				89854	32.00	33.00	1.00	0.00	3
				89855	33.00	34.00	1.00	0.00	3
				89856	34.00	35.00	1.00	0.00	3
				89857	35.00	36.00	1.00	0.02	16
				89858	36.00	37.00	1.00	0.00	3
4	36.50	37.80							

Lithology and Assays:

Level	From	To	Description	SampleNum	From	To	Length	AuGT g/t	AuPPB ppb
4	36.50	37.80	EP+ GR FPK CC+ - 10% de la carotte qui est faiblement à fortement altérées en EP, 2% GR, FPK et CC+.	89860	37.00	38.00	1.00	0.00	3
2	38.60	38.75	BR EP FPK CC - Brèche de 2cm (55a.c.) avec fragments anguleux (FPK) dans une matrice CL+. Les épontes faiblement SI+ et EP+.	89861	38.00	39.00	1.00	0.00	3
				89862	39.00	40.00	1.00	0.01	10
				89863	40.00	41.00	1.00	0.01	13
				89864	41.00	42.00	1.00	0.02	17
				89865	42.00	43.00	1.00	0.05	51
4	42.20	43.40	5GR 3CC+ - 5% GR (<1cm) et 3% de CC+ en veinules cm (20-60a.c.)	89866	43.00	44.00	1.00	0.01	9
				89867	44.00	45.00	1.00	0.01	8
				89868	45.00	46.00	1.00	0.06	60
				89869	46.00	47.00	1.00	0.01	9
				89870	47.00	48.00	1.00	0.00	3
				89871	48.00	49.00	1.00	0.01	7
2	48.60	49.80	VN QZ FP - Quatre VQZ(1-9cm, 50-70a.c.) les épontes (moins les VQZ) sont minéralisés en FP blanc, FPK, MV, BO, AM et EP <40%.	89872	49.00	50.00	1.00	0.00	3
				89873	50.00	51.00	1.00	0.00	3
				89874	51.00	52.00	1.00	0.00	3
4	51.60	54.20	V1D xPL - Dacite de couleur gris moyen. - Roche à grains fins. Composée 5-10% de phénocristaux de PL, 5-10% BO avec une matrice de PL(DM)-QZ. - On observe peu de bandes d' altérations de QZ-FP. - Roche peu ou pas magnétique. - Bonne foliation 55a.c. Indice de déformation = 4. Deux VQZ (2-3cm, 50-60a.c.) composées de 5-15% FP blanc, AM, BO et CC+. - Possède une altération de couleur vert qui se diffuse le long de fractures mm (30a.c.) qui sont discordantes à la foliation. - SU en traces - Contact sup. graduel et inf net à 60a.c.	89875	52.00	53.00	1.00	0.00	3
				89876	53.00	54.00	1.00	0.00	3
				89877	54.00	55.00	1.00	0.00	3

Lithology and Assays:

Level	From	To	Description	SampleNum	From	To	Length	AuGT g/t	AuPPB ppb
4	54.20	59.00	5% GR - De 54.2-55m la roche est très magnétique. De 55-57.4m peu ou pas MG. Et à partir de 57.4m, elle devient sporadiquement très magnétique. - Bonne foliation 50a.c. À 57m : 1 VQZ(1cm, 50a.c) composée de FP blanc, FPK, GR, BO et de CL. L'éponte inf. est très altéré sur 10cm en DM et EP - Dans le premier m, la roche est très noir et possède 30-40% d' AM et BO. Et devient graduellement grisâtre vers la base. EP+ localement à 57.75m sur 10cm. Et on observe 5% de fractures mm (20-40a.c.) avec une altération verte diffuse. - Contact sup. net à 60a.c.	89878	55.00	56.00	1.00	0.00	3
4	55.20	81.50	EP+ FPK - On observe une intensification de fractures mm et de veines de QZ altérées en EP, FPK et CC. Concordantes à discordantes à la foliation, 30-70a.c.	89879	56.00	57.00	1.00	0.00	3
				89880	57.00	58.00	1.00	0.00	3
				89881	58.00	59.00	1.00	0.00	3
				89882	59.00	60.00	1.00	0.00	3
2	59.50	60.10	VN QZ FP GR CC - Plusieurs petites veinules de QZ et une VQZ (22cm, 50-70a.c.) composées de 5% GR, 10% FP blanc + K, AM et CC+.	89883	60.00	61.00	1.00	0.01	5
				89884	61.00	62.00	1.00	0.00	3
				89885	62.00	63.00	1.00	0.00	4
				89886	63.00	64.00	1.00	0.02	15
4	63.50	70.50	EP+ FPK - 3-5% de veinules mm (1mm<1cm) principalement discordantes à la foliation, 10-60a.c. On observe une diffusion de part et d'autre des veinules ou fractures en EP+ > FPK. CC en traces.	89887	64.00	65.00	1.00	0.02	23
				89888	65.00	66.00	1.00	0.00	3
				89889	66.00	67.00	1.00	0.01	10
				89890	67.00	68.00	1.00	0.02	18
				89891	68.00	69.00	1.00	0.00	3
				89892	69.00	70.00	1.00	0.01	8
				89893	70.00	71.00	1.00	0.02	18
				89894	71.00	72.00	1.00	0.00	3
				89895	72.00	73.00	1.00	0.00	3
				89896	73.00	74.00	1.00	0.00	3
				89897	74.00	75.00	1.00	0.00	3
				89898	75.00	76.00	1.00	0.01	7
				89899	76.00	77.00	1.00	0.01	13
				89900	77.00	78.00	1.00	0.00	3
2	77.55	77.60	BR EP++						

Lithology and Assays:

Level	From	To	Description	SampleNum	From	To	Length	AuGT g/t	AuPPB ppb
			- Petite brèche de 3cm (55a.c.) avec 20% de fragments anguleux <1cm, la matrice est fortement EP++						
2	77.80	78.00	VN QZ EP+ FPK+ - Une VQZ (19cm, 60-75a.c.) avec 5% FP blanc, 5% FPK, 5-10% EP, 5-10% CC et CP en traces. On observe dans l'éponte supérieur une petite brèche de cm, 55a.c.						
				89901	78.00	79.00	1.00	0.00	3
				89902	79.00	80.00	1.00	0.00	3
				89903	80.00	81.00	1.00	0.00	3
2	80.20	80.30	VN QZ - Une VQZ (10cm, 60-70a.c.) avec 5% FP blanc, FPK, BO, CC et EP.						
				89904	81.00	82.00	1.00	0.00	3
				89905	82.00	83.00	1.00	0.00	3
				89906	83.00	84.00	1.00	0.00	3
				89907	84.00	85.00	1.00	0.02	20
2	84.80	85.00	VN QZ 15FPK - Une VQZ (12cm, 60a.c.) avec les épontes altérés en 10-20% FPK, BO et CL.						
				89908	85.00	86.00	1.00	0.00	3
				89909	86.00	87.00	1.00	0.00	3
				89910	87.00	88.00	1.00	0.00	3
				89911	88.00	89.00	1.00	0.00	3
				89912	89.00	90.00	1.00	0.01	7
				89913	90.00	91.00	1.00	0.01	13
				89914	91.00	92.00	1.00	0.01	11
				89915	92.00	93.00	1.00	0.03	27
				89916	93.00	94.00	1.00	0.01	11
				89917	94.00	95.00	1.00	0.01	8
				89918	95.00	96.00	1.00	0.01	7
				89919	96.00	97.00	1.00	0.01	8
				89920	97.00	98.00	1.00	0.01	8
				89921	98.00	99.00	1.00	0.01	11
4	98.35	100.50	EP+ FPK+	89922	99.00	100.00	1.00	0.00	3

Lithology and Assays:

Level	From	To	Description	SampleNum	From	To	Length	AuGT g/t	AuPPB ppb
			- Trois zones bréchiques (2-8cm, 10-60a.c.) fortement altérées en FPK et EP - À 98.4m, 99.7m et 100.2m, on observe 1-2% PY>PO>AS sur <10cm.	89924	100.00	101.00	1.00	0.08	75
				89926	101.00	102.00	1.00	0.00	4
				89927	102.00	103.00	1.00	0.04	40
				89928	103.00	104.00	1.00	0.01	14
				89929	104.00	105.00	1.00	0.01	10
				89930	105.00	106.00	1.00	0.00	3
				89931	106.00	107.00	1.00	0.00	3
				89932	107.00	108.00	1.00	0.00	3
				89933	108.00	109.00	1.00	0.00	3
2	109.00	109.20	VN QZ - Une VQZ (3-4cm, 30a.c.) avec 5% FP blanc >> FPK et 2-3% BO	89934	109.00	110.00	1.00	0.01	8
4	109.20	109.80	SI+ FPK+ et EP+ - Zone silicifiée avec altérations FPK+, EP+ et CC en traces.						
				89935	110.00	111.00	1.00	0.00	3
				89936	111.00	112.00	1.00	0.00	3
				89937	112.00	113.00	1.00	0.00	3
				89938	113.00	114.00	1.00	0.00	3
2	113.15	113.60	VN QZ - Une VQZ (60-70a.c.) blanche avec 5-10% d'enclaves de V1D.						
				89939	114.00	115.00	1.00	0.00	3
				89940	115.00	116.00	1.00	0.00	5
				89941	116.00	117.00	1.00	0.00	3
				89942	117.00	118.00	1.00	0.01	12
				89943	118.00	119.00	1.00	0.01	8
				89944	119.00	120.00	1.00	0.01	5
3	119.20	119.30	PO PY - Petite zone minéralisée en 1% PO > PY.						
2	120.00	120.30	VN QZ - Une VQZ (10cm, 20-60a.c.) avec 10-15% FP blanc et FPK, 5-10% BO-CL, EP et CC+.	89945	120.00	121.00	1.00	0.01	9

Lithology and Assays:

Level	From	To	Description	SampleNum	From	To	Length	AuGT g/t	AuPPB ppb
				89946	121.00	122.00	1.00	0.01	13
				89947	122.00	123.00	1.00	0.00	3
				89948	123.00	124.00	1.00	0.01	11
				89949	124.00	125.00	1.00	0.01	6
				89950	125.00	126.00	1.00	0.01	9
2	125.60	125.70	Pli en S - Petit pli en S.						
				89951	126.00	127.00	1.00	0.00	3
				89952	127.00	128.00	1.00	0.01	8
				89953	128.00	129.00	1.00	0.01	9
				89954	129.00	130.00	1.00	0.02	18
				89955	130.00	131.00	1.00	0.04	35
				89956	131.00	132.00	1.00	0.01	6
				89957	132.00	132.50	0.50	0.02	16
				89958	132.50	133.50	1.00	1.23	1230
3	132.55	134.30	3 PY AS PO - Zone silicifiée et mylonitisée avec 1-3% PY AS PO. Localement 5-10% AS à 133.1-133.2m.	89961	133.50	134.30	0.80	0.79	790
				89962	134.30	135.00	0.70	0.09	90
				89963	135.00	136.00	1.00	0.01	7
				89964	136.00	137.00	1.00	0.05	45
				89965	137.00	138.00	1.00	0.02	17
				89966	138.00	138.50	0.50	0.01	9
				89967	138.50	139.50	1.00	1.30	1300
3	138.60	139.80	3 PY AS PO - Zone silicifiée et mylonitisé avec 1-3% PY AS PO. À la fin de la zone 2 VQZ (2-7cm, 50a.c) avec 10-15% FP, 5% BO et des traces PY et PO.	89969	139.50	140.00	0.50	0.02	17
				89970	140.00	141.00	1.00	0.62	620
1	141.00	142.20	Dyke QFP - Dyke de QFP de couleur gris. - Roche à grains fins. Composée de 40% de phénocristaux de FP-QZ (2-3mm), 10-15% BO, matrice FP-QZ. - Bonne foliation = 50a.c. Indice de déformation = 4.	89971	141.00	142.00	1.00	0.04	40
				89972	142.00	143.00	1.00	0.01	11

Lithology and Assays:

Level	From	To	Description	SampleNum	From	To	Length	AuGT g/t	AuPPB ppb
			- Injecté de quatre veinules de QZ cm qui recoupe la foliation. - PY et PO en traces. - Contact net 60 et 55a.c.						
				89973	143.00	144.00	1.00	0.01	5
				89974	144.00	145.00	1.00	0.01	9
				89975	145.00	146.00	1.00	0.24	239
				89976	146.00	147.00	1.00	0.01	10
				89977	147.00	148.00	1.00	0.01	10
				89978	148.00	149.00	1.00	0.01	10
				89979	149.00	150.00	1.00	0.01	8
				89980	150.00	151.00	1.00	0.01	8
				89981	151.00	152.00	1.00	0.01	6
4	151.40	152.10	EP+ FPK+ - Zone altérée en FPK et en EP. L'épidote se diffuse à partir de fractures mm (20-60a.c.).	89982	152.00	153.00	1.00	0.00	3
				89983	153.00	154.00	1.00	0.04	37
3	153.40	153.60	PY PO AS - Sulfure disséminé < 1% : PY>PO>>AS.						
				89984	154.00	155.00	1.00	0.01	11
2	154.70	154.90	VN QZ - Une VQZ (15cm, 70a.c.) avec PY, PO et EP en traces.						
				89985	155.00	156.00	1.00	0.01	7
				89986	156.00	157.00	1.00	0.02	21
				89987	157.00	158.00	1.00	0.26	255
2	157.80	157.90	VN QZ TL - Une VQZ (8cm, 60-70a.c.) avec 3% TL, 10% CL, EP, FP blanc et CC.						
				89988	158.00	159.00	1.00	0.01	9
				89989	159.00	160.00	1.00	0.01	8
				89990	160.00	161.00	1.00	0.02	20
				89991	161.00	161.60	0.60	0.01	7
0	161.60	173.00	V2 I - Unité volcanique mafique à intermédiaire : coulée bréchique ou tuf à lapilli et à	89992	161.60	162.00	0.40	0.01	6
				89993	162.00	163.00	1.00	0.01	8

Lithology and Assays:

Level	From	To	Description	SampleNum	From	To	Length	AuGT g/t	AuPPB ppb
			cendre de couleur gris pâle (fragments) à vert moyen pour la matrice. - Roche à grains fins. Composée des minéraux suivants : PL(MV), QZ, BO, CL, AM, FP, CC, MG, GR et EP. Localement à phénocristaux de PL (15%, 1-3mm). - Texture fragmentaire (lapilli) à plus ou moins massive (cendre). - Les fragments sont plus felsiques que la matrice. Ils sont anguleux irréguliers et étirés dans la foliation. - Très bonne foliation 55-60a.c. - Légèrement EP et CC dans et à proximité des veinules de QZ. - SU en traces à 1% localement.. - Contact sup. net à 50a.c.	89994 89995 89996 89997 89998	163.00 164.00 165.00 166.00 167.00	164.00 165.00 166.00 167.00 168.00	1.00 1.00 1.00 1.00 1.00	0.01 0.02 0.01 0.01 0.00	9 19 7 11 3
1	168.00	169.40	V2 I - Tuf à lapilli de couleur gris vert. - Roche à grains fins à moyens. La biotite et l'amphibole sont plus grossières. - Possède plus de petits lapillis que le restant de l'unité. - Sur les derniers 40 cm, 1% de PY, PO et AS traces.	89999	168.00	169.00	1.00	0.00	3
3	169.00	169.80	PY PO AS - Zone minéralisée : 1% PY et PO-AS en traces.	90000	169.00	170.00	1.00	0.42	424
				88252	170.00	171.00	1.00	0.31	311
				88253	171.00	172.00	1.00	0.00	3
				88254	172.00	173.00	1.00	0.00	3

End of Lithology and Assays ;

Hole: CE-05-42

Easting:	569641	**Northing:**	5907438	**Elevation:**	407.00
AltEasting:	770.00	**AltNorthing:**	0.00	**AltElevation:**	407.00
Azimuth:	210	**Dip:**	-45	**Length:**	107.00 m.
AltAzimuth:	180.00				
Hole Type:	NQ	**Zone:**	Contact	**Contractor:**	Forages Bradley
Started:	2005-08-16	**Finished:**	2005-08-18	**Logged By:**	Charles Perry ing.
Claim:	CDC1104763	**Cemented:**	☐	**Surveyed:**	☐
Township:					

Description: Tubage laissé en place. Échantillons Standards: 88300(SP-17) et 88350(SE-19). Échantillon en blanc : 88338.

Deviations:

Depth	Azimuth	AltAzimuth	Dip	Type	State
0.00	209.00	179.00	-45.00	None	Active
50.00	216.10	186.10	-45.90	Reflex	Active
11.00	208.30	178.30	-45.50	Reflex	Active
101.00	217.00	187.00	-44.20	Reflex	Active

End of Deviations ; 4 record(s) printed.

Lithology and Assays:

Level	From	To	Description	SampleNum	From	To	Length	AuGT g/t	AuPPB ppb
0	0.00	3.20	Mort terrain						
0	3.20	5.20	M4 FPQZBO - Paragneiss gris brunâtre clair à grains très fins. Composé de 65-75% FP, 20% QZ, 5-15% BO et <1% GR (1-2mm). Texture litée (alternance de bandes cm ± riches en BO). HCL: oui sur veinules. Mag: faible sur PO. - Structure: Litage ondulant, sub-parallèle à la carotte. Contact avec le gabbro à 60°a/c. 5-20% v. QZCC en 2 réseaux orthogonaux à 15° et 40°a/c. <1% PY-PO finement disséminée dans veinules.	88255	3.20	4.20	1.00	0.03	29
				88256	4.20	5.20	1.00	0.00	3
0	5.20	36.90	I3A (M1) - Roche intrusive mafique de couleur gris foncé verdâtre. Granulométrie fine à moyenne. Composée de 65% AM et 35% FP. Traces leucoxène en bordure des veines. Contient jusqu'à 5% BO dans les derniers mètres. Texture granoblastique. HCL & Mag: non. - Contient une enclave de M4 FPQZBO de 26.3 à 26.6m. Structure : Schistosité d'intensité variant de 2 à 3 de 60°a/c à 22m. 2-5% V. QZFP de 1-3cm avec <1% PY-PO. À 8.8m la veine contient également de l'épidote. Passage fortement fracturé de 36.4 à 36.6m.	88257	5.20	6.00	0.80	0.00	3
				88258	6.00	7.00	1.00	0.06	55
				88259	7.00	8.00	1.00	0.03	27
				88260	8.00	9.00	1.00	0.01	13
				88261	9.00	10.00	1.00	0.01	10
				88262	10.00	11.00	1.00	0.01	10
				88263	11.00	12.00	1.00	0.01	6
				88264	12.00	13.00	1.00	0.03	28
				88265	13.00	14.00	1.00	0.01	11
				88266	14.00	15.00	1.00	0.01	11
				88267	15.00	16.00	1.00	0.01	11
				88268	16.00	17.00	1.00	0.02	17
				88269	17.00	18.00	1.00	0.01	5
				88270	18.00	19.00	1.00	0.00	3
				88271	19.00	20.00	1.00	0.01	12
				88272	20.00	21.00	1.00	0.01	12
4	20.70	24.00	(PH+) - Altération faible à moyenne en phlogopite(2-10%). Passage plus fortement déformé. La texture du gabbro est totalement détruite. Un plis d'entrainement reprend les veines à QZFP à 23.1m - 2% V.QZFP tr.PO dont une à 22.4m <2cm avec les épontes minéralisée sur 5cm de part et d'autre (2%PO, 1% AS).	88273	21.00	22.00	1.00	0.02	15
				88274	22.00	23.00	1.00	0.17	174
				88275	23.00	24.00	1.00	0.02	16
				88276	24.00	25.00	1.00	0.00	3
				88277	25.00	26.00	1.00	0.00	3
				88278	26.00	27.00	1.00	0.01	8
				88279	27.00	28.00	1.00	0.01	9
				88280	28.00	29.00	1.00	0.01	8
				88281	29.00	30.00	1.00	0.01	13
				88282	30.00	31.00	1.00	0.01	12
				88283	31.00	32.00	1.00	0.03	32

Lithology and Assays:

Level	From	To	Description	SampleNum	From	To	Length	AuGT g/t	AuPPB ppb
				88284	32.00	33.00	1.00	0.02	17
				88285	33.00	34.00	1.00	0.02	18
				88286	34.00	35.00	1.00	0.02	18
				88287	35.00	36.00	1.00	0.01	9
				88288	36.00	36.90	0.90	0.05	46
0	36.90	39.50	QFP # <1%AS - Roche intrusive felsique, gris clair. Texture porphyroclastique. Granulométrie fine à moyenne. Matrice composée de 65% FP, 25% QZ et 10% BO. 10% de porphyroclastes de FP et QZ de 2-3mm. Traces à 1% AS et tr-<1% PY finement disséminés. - Structure : Contacts nets à 80°a/c. Schistosité faiblement développée. Fracturation moyenne à forte de 37.5 à 39.5m. Les fractures sont remplies par de la chlorite et calcite.	88289	36.90	38.20	1.30	0.30	300
				88290	38.20	39.50	1.30	0.20	197
0	39.50	53.00	T1A TC+CL+ AC - Roche hétérogène (brèche de faille) de composition mafique. Couleur: vert foncé à gris verdâtre moyen. Composée principalement de TC, CL, AC et 2% CC en remplissage de cavité. - La roche altérée est bréchifiée et les fragments flottent dans une matrice plus riche en chlorite. De 40.0 à 40.7m on reconnaît la texture du gabbro folié dans certains fragments. Contact supérieur occupé par 4cm de boue de faille chloriteuse. - De 41.1 à 41.4m cavité remplie de sable et de fragment de roche.	88291	39.50	40.50	1.00	0.13	127
				88292	40.50	41.50	1.00	0.03	26
3	41.50	41.80	V. FPQZFKCB PY - Traces PY dans la veine et 5% PY dans les épontes.	88293	41.50	42.50	1.00	0.10	100
				88294	42.50	43.50	1.00	0.03	26
				88295	43.50	44.50	1.00	0.00	3
				88296	44.50	45.50	1.00	0.01	6
				88297	45.50	46.50	1.00	0.01	9
				88298	46.50	47.50	1.00	0.00	3
				88299	47.50	48.50	1.00	0.00	3
3	48.50	50.10	tr. PY - Traces PY disséminée en plages irrégulière dans fragments de brèche altérés.	88301	48.50	49.50	1.00	0.01	13
				88302	49.50	50.50	1.00	0.00	3
				88303	50.50	51.70	1.20	0.01	8
				88304	51.70	53.00	1.30	0.00	5
0	53.00	107.00	M4 BO (M22) - Paragneiss gris moyen à grains fins. Texture lépidoblastique. Composé de 60%FP, 20% QZ et 20% BO avec 20% de mobilisat dm à métrique composé de 60% FP, 30%						

Lithology and Assays:

Level	From	To	Description	SampleNum	From	To	Length	AuGT g/t	AuPPB ppb
			QZ et 10% BO. Traces PY en placage sur la biotite. - Structure : Schistosité de niveau 3, 60°a/c à 56m, 50° a/c à 69m où elle est reprise par un clivage de crénulation à 15°a/c. Contact supérieur occupé par une veine de QZFP déformée. - À 68.7m : une veine à AM-QZ-GR 3%PY <5cm.						
4	53.00	56.70	# (CL+) - Fracturation moyenne avec chloritisation le long des plans de fractures.	88305	53.00	54.00	1.00	0.01	14
				88306	54.00	55.40	1.40	0.00	3
				88307	55.40	56.70	1.30	0.04	35
4	56.70	60.00	# <1PY - Forte fracturation. <1% PY dans plans de fracture. De 59 à 60m remplissage de cavité par des fragments de roches cm et du sable.	88308	56.70	58.00	1.30	0.05	48
				88309	58.00	59.00	1.00	0.08	78
				88310	59.00	60.00	1.00	0.02	16
4	60.00	61.00	c.n.r. - Carotte non-récupérée.						
				88311	61.00	62.00	1.00	0.02	23
				88312	62.00	63.00	1.00	0.01	11
2	62.50	62.70	M25 (M4 CL+) - Passage mylonitisé et moyennement altéré en chlorite. Schistosité de niveau 4 à 60°a/c.						
				88313	63.00	64.00	1.00	0.00	3
				88314	64.00	65.00	1.00	0.00	3
				88315	65.00	66.00	1.00	0.01	8
				88316	66.00	67.00	1.00	0.00	3
				88317	67.00	68.00	1.00	0.01	11
				88318	68.00	69.00	1.00	0.03	25
				88319	69.00	70.00	1.00	0.01	13
				88320	70.00	71.00	1.00	0.13	129
2	71.00	97.90	20% M8 CLBO <1%PY - Passage entrecoupé de 20% de schiste à chlorite-biotite en bandes dm à métriques. Couleur vert moyen. Granulométrie fine. Composée de 50% FP, 30% CL et 20% BO. Traces à 1% PY. - Schistosité de niveau 4 60°a/c à 94m reprise par un clivage de crénulation à 10°a/c.	88321	71.00	72.00	1.00	0.02	18
				88322	72.00	73.00	1.00	0.03	26
				88323	73.00	74.00	1.00	0.06	60
				88324	74.00	75.00	1.00	0.02	20
				88325	75.00	76.00	1.00	0.01	5
				88326	76.00	77.00	1.00	0.02	21
				88327	77.00	78.00	1.00	0.01	11
				88328	78.00	79.00	1.00	0.02	16
				88329	79.00	80.00	1.00	0.09	93
				88330	80.00	81.00	1.00	0.01	11

Lithology and Assays:

Level	From	To	Description	SampleNum	From	To	Length	AuGT g/t	AuPPB ppb
				88331	81.00	82.00	1.00	0.18	176
				88332	82.00	83.00	1.00	0.01	10
				88333	83.00	84.00	1.00	0.03	34
				88334	84.00	85.00	1.00	0.08	76
				88335	85.00	86.00	1.00	0.29	287
				88336	86.00	87.00	1.00	0.38	384
3	86.90	88.00	1%PY tr.AS - Apparition dans les mobilisat d'une amphibole(?) brun noirâtre de 2-4mm, trapue. En coupe elle est hexagonale. Se raye au couteau. Elle est associée aux partie les plus riches en QZ des mobilisat, là où l'on retrouve également les sulfures. - 1% PY et traces AS en grains très fins.	88337	87.00	88.00	1.00	0.24	236
				88339	88.00	89.00	1.00	0.22	216
				88340	89.00	90.00	1.00	0.08	82
				88341	90.00	91.00	1.00	0.24	238
3	90.50	91.00	tr. PY-AS - Les traces de PY et AS sont encore associées à l'amphibole brune.						
				88342	91.00	92.00	1.00	0.07	74
				88343	92.00	93.00	1.00	0.17	174
				88344	93.00	94.00	1.00	0.51	510
				88345	94.00	95.00	1.00	0.15	154
3	95.00	95.20	tr.AS - Traces AS dans une petite bande riche en BO au centre d'un mobilisat felsique contenant 1% AM brune.	88346	95.00	96.00	1.00	1.54	1540
3	95.80	96.20	3%PY 1%PO - 3% PY et 1%PO en plages cm et lamines mm dans un schiste à CL-BO, de part et d'autre d'une veine à QZCLGR de 10cm.	88347	96.00	97.00	1.00	0.32	316
				88348	97.00	98.00	1.00	0.15	154
3	97.30	97.50	<1% AS - <1% AS finement disséminé dans un schiste à CL-BO-PH, de part et d'autre d'une V. QZ <2cm.						
				88349	98.00	99.00	1.00	3.09	3090
				88351	99.00	100.00	1.00	0.27	273
				88352	100.00	101.00	1.00	0.02	22
				88353	101.00	102.00	1.00	0.16	156

Lithology and Assays:

Level	From	To	Description	SampleNum	From	To	Length	AuGT g/t	AuPPB ppb
4	102.40	107.00	M22 - Le paragneiss est fortement migmatisé. 50% de mobilisat felsique dépourvus d'amphibole brune. Traces PY en placage sur BO.	88354	102.00	103.00	1.00	0.02	19
				88355	103.00	104.00	1.00	0.15	147
				88356	104.00	105.00	1.00	0.15	147
				88357	105.00	106.00	1.00	0.06	62
				88358	106.00	107.00	1.00	0.03	27

End of Lithology and Assays ;

Hole: CE-05-43

Easting:	570978	**Northing:**	5907762	**Elevation:**	408.00
AltEasting:	1700.00	**AltNorthing:**	1007.00	**AltElevation:**	408.00
Azimuth:	210	**Dip:**	-50	**Length:**	137.00 m.
AltAzimuth:	180.00				
Hole Type:	NQ	**Zone:**		**Contractor:**	Forages Bradley
Started:	2005-08-19	**Finished:**	2005-08-20	**Logged By:**	Charles Perry ing.
Claim:	CDC1104765	**Cemented:**	☐	**Surveyed:**	☐
Township:					

Description: Tubage laissé en place. Échantillons standards: 88400(SJ-10), 88450(SP-17). Échantillons en blanc : 88385, 88434 et 88478.

Deviations:

Depth	Azimuth	AltAzimuth	Dip	Type	State
0.00	210.00	180.00	-50.00	None	Active
50.00	215.30	185.30	-48.10	Reflex	Active
11.00	207.80	177.80	-48.70	Reflex	Active
101.00	216.80	186.80	-48.40	Reflex	Active

End of Deviations ; 4 record(s) printed.

Lithology and Assays:

Level	From	To	Description	SampleNum	From	To	Length	AuGT g/t	AuPPB ppb
0	0.00	2.70	Mort terrain						
0	2.70	40.10	V2J (Si+) - Roche volcanique mafique gris foncé. Granulométrie très fine. Composé d'environ 50% AM-BO et 50% FP. La dureté de la carotte témoigne d'une faible silicification pervasive. HCL et Mag: non. Texture : homogène, lépidoblastique. - Structure: Schistosité de niveau 2 à 3, 60°a/c à 9 et 34m.	88359	2.70	4.00	1.30	11.16	11160
				88360	4.00	5.00	1.00	4.80	4800
				88361	5.00	6.00	1.00	0.26	263
				88362	6.00	7.00	1.00	0.02	16
4	7.00	15.50	10% V. FPQZAMGR - Passage injecté de 10% de veines de 1-3cm composée de FP, QZ, AM et GR donnant un aspect rubanné à la roche. De 8.8 à 8.9m : 2% PY et tr.AS dans une veine.	88363	7.00	8.00	1.00	0.15	145
				88364	8.00	9.00	1.00	0.07	73
				88365	9.00	10.00	1.00	0.04	41
				88366	10.00	11.00	1.00	0.00	3
				88367	11.00	12.00	1.00	0.00	3
				88368	12.00	13.00	1.00	0.00	3
				88369	13.00	14.00	1.00	0.01	9
				88370	14.00	15.00	1.00	0.03	27
				88371	15.00	16.00	1.00	0.01	5
				88372	16.00	17.00	1.00	0.15	153
				88373	17.00	18.00	1.00	0.02	16
				88374	18.00	19.00	1.00	0.00	3
				88375	19.00	20.00	1.00	0.00	3
				88376	20.00	21.00	1.00	0.05	48
				88377	21.00	22.00	1.00	0.00	3
2	21.30	22.90	10% V2 cx - Deux passages de tuff intermédiaire à cristaux de 5 et 20cm à 21.3m et de 22.7 à 22.9m. Couleur gris moyen. Texture porphyroclastique. Composé de 15% FP de 1-2mm dans une matrice intermédiaire à grains très fins. Contacts francs avec l'andésite à 70°a/c.	88378	22.00	23.00	1.00	0.01	6
				88379	23.00	24.00	1.00	0.00	3
				88380	24.00	25.00	1.00	0.01	5
				88381	25.00	26.00	1.00	0.00	3
				88382	26.00	27.00	1.00	0.00	3
				88383	27.00	28.00	1.00	0.01	10
				88384	28.00	29.00	1.00	0.00	3
				88386	29.00	30.00	1.00	0.01	14
				88387	30.00	31.00	1.00	0.28	283
				88388	31.00	32.00	1.00	0.00	3
				88389	32.00	33.00	1.00	0.00	3

Lithology and Assays:

Level	From	To	Description	SampleNum	From	To	Length	AuGT g/t	AuPPB ppb
				88390	33.00	34.00	1.00	0.01	6
				88391	34.00	35.00	1.00	0.01	6
				88392	35.00	36.00	1.00	0.01	7
4	35.40	40.10	2%GR, 10% V.FPQZAMGR - Apparition du grenat (2% de grains déformés de 1-3mm) dans l'andésite et de 10% de veines à FP, QZ, AM et GR <3cm.	88393	36.00	37.00	1.00	0.00	3
				88394	37.00	38.00	1.00	0.00	3
				88395	38.00	39.00	1.00	0.00	3
				88396	39.00	40.10	1.10	0.00	3
0	40.10	94.20	VID GR, 20% V.FPAMQZGR - Roche volcanique felsique gris moyen à gris clair. Granulométrie très fine. Texture rubannée. Composition hétérogène : 83-93% FP-QZ, 5-15% AM-BO et 2% GR (<1% GR de 74 à 94.2m). Faiblement magnétique. Faible réaction à l'acide sur les veines. - Structure : Contact franc avec l'andésite, parallèle à la schistosité. Schistosité de niveau 3, 70°a/c à 52m et 60°a/c à 67m. 15-25% de veines de 1 à 6cm composées de FPAMQZGR avec fréquemment un peu de CC. À 43.1m tr. PY-AS dans une veine de 5cm.	88397	40.10	41.00	0.90	0.01	10
				88398	41.00	42.00	1.00	0.55	550
3	41.40	41.50	2%PY tr.AS - 2% PY et tr. AS en grains finement disséminés.						
				88399	42.00	43.00	1.00	0.39	387
				88401	43.00	44.00	1.00	0.01	14
1	44.00	45.00	QFP tr.AS - Roche intrusive gris clair. Granulométrie moyenne à grossière. Texture porphyrique. Matrice composée de 65%FP, 30% QZ et 5% BO. 20% de porphyre de 2-5mm de FP(15%) et QZ (5%). HCL et Mag : non. Traces AS finement disséminées. - Structure : Contacts nets avec encaissant sub-parallèle à la schistosité. Faiblement déformé.	88402	44.00	45.00	1.00	0.12	116
				88403	45.00	46.00	1.00	0.02	22
				88404	46.00	47.00	1.00	0.00	3
				88405	47.00	48.00	1.00	0.00	3
				88406	48.00	49.00	1.00	0.14	142
				88407	49.00	50.00	1.00	0.05	51
				88408	50.00	51.00	1.00	0.04	42
4	50.90	51.70	10% v.CCEP - 10% veinules CCEP recoupant la schistosité à faible angle.	88409	51.00	52.00	1.00	0.00	3
				88410	52.00	53.00	1.00	0.00	3
				88411	53.00	54.00	1.00	0.01	6
4	53.70	55.50							

Lithology and Assays:

Level	From	To	Description	SampleNum	From	To	Length	AuGT g/t	AuPPB ppb
4	53.70	55.50	10% QZ enf. - Trois veines de QZ enfumée de 4 à 10cm qui recoupent la schistosité et les veines à FPAMQZGR.	88412	54.00	55.00	1.00	0.01	5
				88413	55.00	56.00	1.00	0.03	30
				88414	56.00	57.00	1.00	0.02	23
				88415	57.00	58.00	1.00	0.00	3
				88416	58.00	59.00	1.00	0.00	3
				88417	59.00	60.00	1.00	0.04	39
				88418	60.00	61.00	1.00	0.00	5
				88419	61.00	62.00	1.00	0.00	3
				88420	62.00	63.00	1.00	0.00	3
				88421	63.00	64.00	1.00	0.00	3
				88442	64.00	65.00	1.00	0.01	14
				88422	65.00	66.00	1.00	0.01	14
				88423	66.00	67.00	1.00	0.00	3
				88424	67.00	68.00	1.00	0.01	9
				88425	68.00	69.00	1.00	0.00	3
4	69.00	72.00	5% V.QZ enf. - 5% de veines de QZ enfumée <5cm.	88426	69.00	70.00	1.00	0.01	6
				88427	70.00	71.00	1.00	0.00	3
				88428	71.00	72.00	1.00	0.00	5
				88429	72.00	73.00	1.00	0.01	7
				88430	73.00	74.00	1.00	0.00	3
				88431	74.00	75.00	1.00	0.00	3
				88432	75.00	76.00	1.00	0.00	3
				88433	76.00	77.00	1.00	0.37	373
3	76.70	77.00	<1% PY-AS - <1% PY et AS. La PY est disséminée dans une veine de FPQZAMGR, tandis que l'arsénopyrite se retrouve dans les épontes.						
				88435	77.00	78.00	1.00	0.00	3
				88436	78.00	79.00	1.00	0.00	3
				88437	79.00	80.00	1.00	0.01	10
3	80.00	82.00	<1%PY - <1% PY finement disséminée. Traces AS à 81.9m.	88438	80.00	81.00	1.00	0.00	4
				88439	81.00	82.00	1.00	0.00	3
				88440	82.00	83.00	1.00	0.02	16

Lithology and Assays:

Level	From	To	Description	SampleNum	From	To	Length	AuGT g/t	AuPPB ppb
				88441	83.00	84.00	1.00	0.03	29
				88443	84.00	85.00	1.00	0.05	51
3	84.70	87.20	<1%PY - <1% PY finement disséminée. De 85.0 à 85.2 : TR. PY-PO-AS en bordure d'une veine de QZ.	88444	85.00	86.00	1.00	0.12	119
				88445	86.00	87.00	1.00	0.14	139
				88446	87.00	88.00	1.00	0.02	19
				88447	88.00	89.00	1.00	0.01	8
				88448	89.00	90.00	1.00	0.01	9
				88449	90.00	91.00	1.00	0.02	23
				88451	91.00	92.00	1.00	0.08	76
				88452	92.00	93.00	1.00	0.16	159
				88453	93.00	94.20	1.20	0.07	70
0	94.20	113.10	V2J - Roche volcanique mafique gris foncé à grains très fins. Texture lépidoblastique. Composé de 55% FP et 45% AM-BO. Non magnétique. Réaction au HCL sur veinules de QZCC seulement. - Structure: Contact franc avec unité précédente à 65°a/c. Schistosité de niveau 3, 60°a/c à 105m. 2% veines et veinules QZCC. Veines de QZ enfumé avec <1%PY aux épontes de 97.5 à 97.6m et de 110.7 à 111.1m.	88454	94.20	95.50	1.30	0.06	63
				88455	95.50	97.00	1.50	0.05	46
				88456	97.00	98.00	1.00	0.01	13
				88457	98.00	99.00	1.00	0.10	99
				88458	99.00	100.00	1.00	0.01	7
				88459	100.00	101.00	1.00	0.01	7
				88460	101.00	102.00	1.00	0.00	3
2	101.50	102.30	V2 cx - Passage de tuff intermédiaire à cristaux. Couleur gris moyen. Matrice à grains fins de composition intermédiaire avec 15% FP 2-3mm. Traces PY finement disséminées.	88461	102.00	103.00	1.00	0.02	20
				88462	103.00	104.00	1.00	0.01	11
				88463	104.00	105.00	1.00	0.03	35
				88464	105.00	106.00	1.00	0.02	22
				88465	106.00	107.00	1.00	0.21	209
				88466	107.00	108.00	1.00	0.02	23
				88467	108.00	109.00	1.00	0.08	83
				88468	109.00	110.00	1.00	0.01	9
				88469	110.00	111.00	1.00	0.16	156
				88470	111.00	112.00	1.00	0.01	7
				88471	112.00	113.10	1.10	0.04	35
0	113.10	126.50	V2 e,cx - Roche volcanique intermédiaire (tuff à cendres et à cristaux) gris moyen. Texture hétérogène, rubannée. Composition 70-90% FP-QZ, 10-30% AM-BO, 0-15% FP de 1-5mm. HCL & Mag: non. Schistosité de niveau 3, 60°a/c à 119m. Plis d'entrainement						

Lithology and Assays:

Level	From	To	Description	SampleNum	From	To	Length	AuGT g/t	AuPPB ppb
			à 125.3m.						
2	113.10	113.60	1% PY - 1% PY finement disséminée parallèlement à la schistosité.	88472	113.10	114.00	0.90	0.07	70
				88473	114.00	115.00	1.00	1.58	1580
				88474	115.00	116.00	1.00	0.86	860
				88475	116.00	117.00	1.00	0.08	78
				88476	117.00	118.00	1.00	0.01	7
				88477	118.00	119.00	1.00	0.02	20
4	118.10	118.30	V.QZFP - Une veine de 20cm composée de QZ et de FP damouritisé.						
				88479	119.00	120.00	1.00	0.02	21
				88480	120.00	121.00	1.00	0.00	3
				88481	121.00	122.00	1.00	0.01	13
				88482	122.00	123.00	1.00	0.00	3
				88483	123.00	124.00	1.00	0.01	5
				88484	124.00	125.20	1.20	0.01	6
				88485	125.20	126.50	1.30	0.02	21
0	126.50	137.00	V2J - Roche volcanique mafique gris foncé. Granulométrie très fine. Composée de 55% FP et 45% AM-BO. Texture coussinée (?). 5% passages <10cm de composition feldspathique pouvant représenter des bordures de coussins. - Structure: Schistosité de niveau 2. - Aucune minéralisation observée.	88486	126.50	127.70	1.20	0.01	6
				88487	127.70	129.00	1.30	0.00	3
				88488	129.00	130.00	1.00	0.01	14
				88489	130.00	131.00	1.00	0.01	5
				88490	131.00	132.00	1.00	0.04	41
				88491	132.00	133.00	1.00	0.01	11
				88492	133.00	134.00	1.00	0.02	17
				88493	134.00	135.00	1.00	0.01	8
				88494	135.00	136.00	1.00	0.00	5
				88495	136.00	137.00	1.00	0.00	3

End of Lithology and Assays ;

Hole: CE-05-44

Easting:	571166	**Northing:**	5907802	**Elevation:**	407.00
AltEasting:	1850.00	**AltNorthing:**	1150.00	**AltElevation:**	407.00
Azimuth:	215	**Dip:**	-50	**Length:**	290.00 m.
AltAzimuth:	185.00				
Hole Type:	NQ	**Zone:**		**Contractor:**	Forages Bradley
Started:	2005-08-20	**Finished:**	2005-08-23	**Logged By:**	Robert Oswald
Claim:	CDC1104766	**Cemented:**	☐	**Surveyed:**	☐
Township:					

Description: Blank : 88510, 88585, 88624, 88649, 88673, 88758 et 88794. SP17 : 88512, 88648, 88674 et 88795. SE19 : 88586. SJ10 : 88625, 88759. Metallic Sleve : 88757.

Deviations:

Depth	Azimuth	AltAzimuth	Dip	Type	State
0.00	215.00	185.00	-50.00	None	Active
50.00	220.40	190.40	-49.90	Reflex	Active
152.00	223.50	193.50	-49.10	Reflex	Active
251.00	212.00	182.00	-49.10	Reflex	Inactive
11.00	199.40	169.40	-50.10	Reflex	Inactive
101.00	223.00	193.00	-49.80	Reflex	Active
200.00	224.20	194.20	-49.10	Reflex	Active
290.00	224.60	194.60	-48.60	Reflex	Active

End of Deviations ; 8 record(s) printed.

Lithology and Assays:

Level	From	To	Description	SampleNum	From	To	Length	AuGT g/t	AuPPB ppb
0	0.00	4.00	Mort-terrain - De 3.3-4m : carottes de casing.	88496	3.30	4.00	0.70	0.01	9
0	4.00	14.50	V3B - Lave mafique de couleur vert foncé à vert grisâtre. - Roche à grains fins, composée de 60%< AM, 30% et plus PL, 10-15% BO, QZ, CL, MG, GR, CC+... - Localement bréchique vers le dernier mètre. - Roche faiblement à moyennement magnétique. - Bonne foliation 50 a.c. Indice de déformation = 4. 1-2% de veinules de QZ principalement concordantes à la foliation. - Un peu de GR <1% et du CC+ dans les VQZ. - PO <1% et CP en traces. - Contact inférieur plus ou moins net à 55 a.c.	88497	4.00	5.00	1.00	0.00	3
				88498	5.00	6.00	1.00	0.00	3
3	5.30	5.35	PO CP traces - Su finement disséminé : PO <1% et CP en traces						
				88499	6.00	7.00	1.00	0.00	3
				88500	7.00	8.00	1.00	0.00	3
				88501	8.00	9.00	1.00	0.01	6
3	8.10	8.25	PO CP traces - Veine SI+ de 6cm, CC+, 20-25%AM avec 1% PO et CP en traces.						
				88502	9.00	10.00	1.00	0.01	8
3	9.40	10.00	2PO CP traces - Zone minéralisée à grains fins, de couleur gris brun. Fracturée suivant 0-20a.c. Sulfures finement disséminé et en veinules : 2% PO et CP en traces.						
1	10.00	10.40	Dyke QFP - Dyke de QFP de couleur gris foncé. - Roche à grains fins, composée de 5% phénocristaux FP-QZ (1-2mm et 5mm), 5-10% BO, matrice FP-QZ-AM et CL. - Bonne foliation. - SU en traces. - Contact nets 50-70a.c.	88503	10.00	11.00	1.00	0.00	3
				88504	11.00	12.00	1.00	0.00	3
				88505	12.00	13.00	1.00	0.01	5
				88506	13.00	14.00	1.00	0.00	3
				88507	14.00	14.50	1.00	0.01	12
0	14.50	28.00							

Lithology and Assays:

Level	From	To	Description	SampleNum	From	To	Length	AuGT g/t	AuPPB ppb
0	14.50	28.00	V2 I - Tuf intermédiaire à lapilli, de couleur noire à gris foncé. - Roche à grains fins, composée des minéraux suivants : PL, FP blanc, QZ, AM, BO, GR, CC et mica blanc. Localement 10% de FP sur plusieurs zone inférieure de 8cm et moins. - On observe 5% de bandes claires cm, plus ou moins régulières. Possiblement des lapilli, contacts nets à diffus. - Très *faiblement magnétique*. - SU en traces, localement 5% PO et PY. - Contact supérieur net à 55a.c.						
4	14.50	16.60	AM GR - La roche est altérée et plus claire, on observe une ségrégation des AM par rapport aux PL. 1% GR. Plus déformée que le V3B. - 5% PO et PY traces sur 5cm et 1-3% dans les zones AM+ sur 25cm.	88508	14.50	15.00	1.00	0.01	12
				88509	15.00	16.00	1.00	0.03	27
				88511	16.00	17.00	1.00	0.01	7
				88513	17.00	18.00	1.00	0.00	3
				88514	18.00	19.00	1.00	0.00	3
				88515	19.00	20.00	1.00	0.00	3
				88516	20.00	21.00	1.00	0.00	3
				88517	21.00	22.00	1.00	0.00	3
				88518	22.00	23.00	1.00	0.01	6
				88519	23.00	24.00	1.00	0.00	3
				88520	24.00	25.00	1.00	0.00	3
				88521	25.00	26.00	1.00	0.00	3
				88522	26.00	27.00	1.00	0.01	6
				88523	27.00	28.00	1.00	0.01	9
0	28.00	107.30	V3B-V2J - Lave mafique à intermédiaire de couleur vert moyen à gris brun. - Roche à grains fins. Composé AM<60%, PL<40%, QZ , GR<10%, BO<15%, DM, CC... - Massive à bréchique localement. À partir de 40.3m, le rubannement en BO devient plus évident. L'unité devient plus intermédiaire à partir de 60m environ. - À 38.65m, fractures discordantes à la foliation 30a.c., 5% de GR de chaque côté. Traces d'altération FPK à 98.7m. - Bonne foliation 52a.c. Indice de déformation =4. - On observe (5-10% de la carotte) des bandes métriques riche en AM et 10-15% GR, PL, DM avec des veinules de QZ et CC (plus ou concordantes à la foliation) : 28-29.6m, 36.2-41m, 55.6-56m, 63.1-63.8m, 65.5-66m, 72.65-72.8m, 77.6-78m, 88-88.6m	88524	28.00	29.00	1.00	0.02	21
				88525	29.00	30.00	1.00	0.01	6
				88526	30.00	31.00	1.00	0.00	3
				88527	31.00	32.00	1.00	0.00	3
				88528	32.00	33.00	1.00	0.01	10
				88529	33.00	34.00	1.00	0.02	18
				88530	34.00	35.00	1.00	0.10	98
				88539	35.00	36.00	1.00	0.01	11
				88531	36.00	37.00	1.00	0.05	48
				88532	37.00	38.00	1.00	0.02	18
				88533	38.00	39.00	1.00	0.05	46

Lithology and Assays:

Level	From	To	Description	SampleNum	From	To	Length	AuGT g/t	AuPPB ppb
			- Contact sup net 55a.c. et inf 70a.c.						
2	38.50	38.60	VN QZ - Un veine de QZ (9cm, 70a.c.) avec 5% FP, EP et GR.						
				88534	39.00	40.00	1.00	0.01	7
				88535	40.00	41.00	1.00	0.01	5
				88536	41.00	42.00	1.00	0.00	3
				88537	42.00	43.00	1.00	0.01	8
				88538	43.00	44.00	1.00	0.00	3
				88540	44.00	45.00	1.00	0.00	3
1	44.45	45.20	Dyke QFP - Dyke de QFP de couleur gris foncé à noir. - Roche à grains fins. Composé de 25% FP (1-2mm), 5% FP (<1cm), 10-15% BO avec matrice de FP-QZ. - Bonne foliation. - SU en traces. - Contacts nets 55-65a.c.	88541	45.00	46.00	1.00	0.00	3
				88542	46.00	47.00	1.00	0.00	3
				88543	47.00	48.00	1.00	0.00	3
				88544	48.00	49.00	1.00	0.00	3
				88545	49.00	50.00	1.00	0.00	5
				88546	50.00	51.00	1.00	0.00	3
				88547	51.00	52.00	1.00	0.02	19
				88548	52.00	53.00	1.00	0.00	3
				88549	53.00	54.00	1.00	0.00	3
				88550	54.00	55.00	1.00	0.00	3
2	54.30	54.50	VN QZ CC+++ - Une VQZ (9cm, 50-60a.c.) avec 5% FP blanc, AM et CC+++.						
				88551	55.00	56.00	1.00	0.01	6
				88552	56.00	57.00	1.00	0.20	200
				88553	57.00	58.00	1.00	0.07	71
				88554	58.00	59.00	1.00	0.02	17
				88555	59.00	60.00	1.00	0.02	21
2	59.25	59.35	VN QZ - Une VQZ (3cm, 60a.c.) avec CC.						

Lithology and Assays:

Level	From	To	Description	SampleNum	From	To	Length	AuGT g/t	AuPPB ppb
				88556	60.00	61.00	1.00	0.05	54
				88557	61.00	62.00	1.00	0.05	52
				88558	62.00	63.00	1.00	0.01	10
				88559	63.00	64.00	1.00	0.01	6
				88560	64.00	65.00	1.00	0.00	3
2	64.10	64.75	VN QZ - Deux VQZ (1 et 9cm, 40-60a.c.) avec 5-30% FP, AM, GR, EP et FPK.						
				88561	65.00	66.00	1.00	0.01	12
				88562	66.00	67.00	1.00	0.00	3
				88563	67.00	68.00	1.00	0.02	16
1	67.80	71.10	M8 BO AM - Schiste à BO et AM de couleur vert avec du brun. Lorsque la carotte est sèche, elle est beaucoup plus claire que le V3B. - Roche à grains fins, composée de 20% < BO, 20% AM matrice de PL et de QZ. - Rubannement qui varie de 1-10cm de bandes de BO et de bandes PL-AM-BO-QZ. - 10-15% de bandes mafiques d'amphibole-grenat. - Bonne foliation 60a.c. Indice de déformation = 4. - Injecté de quelques veinules de QZ-CC. - Su en traces. - Contacts nets 55 et 60a.c.	88564	68.00	69.00	1.00	0.02	20
				88565	69.00	70.00	1.00	0.00	3
2	69.50	70.10	VN QZ - Quatre VQZ (1-7cm, 45-70a.c.) avec <25% FP blanc, BO et AM.	88566	70.00	71.00	1.00	0.03	25
				88567	71.00	72.00	1.00	0.01	6
				88568	72.00	73.00	1.00	0.00	3
				88569	73.00	74.00	1.00	0.00	3
				88570	74.00	75.00	1.00	0.00	3
				88571	75.00	76.00	1.00	0.00	3
				88572	76.00	77.00	1.00	0.00	3
				88573	77.00	78.00	1.00	0.21	213
				88574	78.00	79.00	1.00	0.05	53
				88575	79.00	80.00	1.00	0.00	3
				88576	80.00	81.00	1.00	0.00	3

Lithology and Assays:

Level	From	To	Description	SampleNum	From	To	Length	AuGT g/t	AuPPB ppb
				88577	81.00	82.00	1.00	0.00	3
				88578	82.00	83.00	1.00	0.00	3
1	82.30	82.95	Dyke de QFP - Dyke de QFP de couleur gris moyen. - Roche à grains moyens, composée 10-15% BO, 25-30% FP (1-2mm), 5% FP (<0.5cm), matrice de FP-QZ. - Bonne foliation 40a.c. Veinule de QZ-CC <0.5cm. - CC. - CP en traces dans VQZ.						
				88579	83.00	84.00	1.00	0.00	3
				88580	84.00	85.00	1.00	0.00	3
				88581	85.00	86.00	1.00	0.00	3
2	85.50	86.00	VN QZ - Une VQZ (18cm, 30-50a.c.) blanche à noire, translucide.						
				88582	86.00	87.00	1.00	0.00	3
1	86.80	88.00	M8 BO - Schiste à BO de couleur gris brun - Roche à grains fins, composée de 20-25% BO, 5-10% AM, matrice de PL>QZ. - Moins rubanné que le précédent, plus de BO. - Bonne foliation 20-70a.c. petit pli. - Quelques petites fractures avec CC+. - SU en traces. - Contact sup. graduel et inf net 60a.c.						
2	87.00	87.30	Pli - Faible pli avec un foliation de 20a.c.	88583	87.00	88.00	1.00	0.00	3
				88584	88.00	89.00	1.00	0.44	435
				88587	89.00	90.00	1.00	0.01	7
				88588	90.00	91.00	1.00	0.01	7
				88589	91.00	92.00	1.00	0.00	3
				88590	92.00	93.00	1.00	0.00	3
				88591	93.00	94.00	1.00	0.00	3
				88592	94.00	95.00	1.00	0.02	23
				88593	95.00	96.00	1.00	0.01	12
				88594	96.00	97.00	1.00	0.00	3
				88595	97.00	98.00	1.00	0.00	4

Lithology and Assays:

Level	From	To	Description	SampleNum	From	To	Length	AuGT g/t	AuPPB ppb
				88596	98.00	99.00	1.00	0.01	11
				88597	99.00	100.00	1.00	0.02	17
				88598	100.00	101.00	1.00	0.02	16
				88599	101.00	102.00	1.00	0.04	37
				88600	102.00	103.00	1.00	0.03	34
				88601	103.00	104.00	1.00	0.01	8
				88602	104.00	105.00	1.00	0.01	14
				88603	105.00	106.00	1.00	0.01	11
				88604	106.00	107.00	1.00	0.02	20
				88605	107.00	108.00	1.00	0.01	5
0	107.30	131.80	V2 xFP I - Tuf intermédiaire à cristaux de PL et à lapilli de couleur gris moyen à vert. - Roche à grains fins, composée des minéraux suivants : 25% de phénocristaux de FP (1-5mm), 3-10% BO, 20% AM, 55% FP>>QZ, CL, MV, EP, CC. - L'unité n'est pas homogène, les quantités en phénocristaux de FP varient ainsi que leur dimension. Dans les dix derniers m, il y a apparition de lapilli intermédiaire à felsique 3-5%. - Bonne foliation 50-60a.c. Au contact, petit pli en S avec veinule de QZ (1cm, 70a.c., BO, FP, DM). Possède 1-3% de veinules de QZ (40-70a.c.) avec FP blanc-FPK et CC. - Contact sup net 70a.c. et inf net à 50a.c.	88606	108.00	109.00	1.00	0.00	3
				88607	109.00	110.00	1.00	0.08	84
				88608	110.00	111.00	1.00	0.00	3
				88609	111.00	112.00	1.00	0.01	9
2	111.90	112.20	VN QZ FPK - Une VQZ (12cm, 10-40a.c.) avec 10% FPK>FP blanc et EP.	88610	112.00	113.00	1.00	0.00	3
				88611	113.00	114.00	1.00	0.00	3
				88612	114.00	115.00	1.00	0.00	3
				88613	115.00	116.00	1.00	0.00	3
				88614	116.00	117.00	1.00	0.00	3
				88615	117.00	118.00	1.00	0.00	3
				88616	118.00	119.00	1.00	0.00	3
				88617	119.00	120.00	1.00	0.00	3
				88618	120.00	121.00	1.00	-0.00	3
				88619	121.00	122.00	1.00	0.00	3
				88620	122.00	123.00	1.00	0.00	3
				88621	123.00	124.00	1.00	0.00	3
				88622	124.00	125.00	1.00	0.00	3

Lithology and Assays:

Level	From	To	Description
0	131.80	167.25	V2 RU - Unité volcanique intermédiaire rubané : coulée bréchique ou tuf à lapilli de couleur variable (vert, gris brun). - Roche à grains fins, composée des minéraux suivants : PL, AM, BO, MV et QZ. - Rubannement cm irrégulier de bandes claires bordées de bandes d'AM suivies de bande de BO. - On observe clairement de petites bandes toutes incluses dans la carottes qui nous suggèrent la nature fragmentaire de l'unité. - Très bonne foliation 60a.c. Indice de déformation = 4. - Contact sup net 50a.c.
2	144.40	155.00	VN QZ AS PO PY CP - Zone minéralisée et injectée de 20% de VQZ avec une foliation très variable. On observe beaucoup de plissotement, ainsi qu'un pli en Z à 151.9m. Les VQZ (1-70cm, 0-60a.c.) sont composées de 10-15% FP blanc, 5% FPK, sphène, AM, BO, DM et CC+. - Les sulfures sont en traces dans les VQZ : PY>PO>CP. Dans les épontes on peut avoir jusqu'à 5% AS, 1-2% PY-PO sur moins de 10cm.

SampleNum	From	To	Length	AuGT g/t	AuPPB ppb
88623	125.00	126.00	1.00	0.01	8
88626	126.00	127.00	1.00	0.02	20
88627	127.00	128.00	1.00	0.02	19
88628	128.00	129.00	1.00	0.00	3
88629	129.00	130.00	1.00	0.05	45
88630	130.00	131.00	1.00	0.01	5
88631	131.00	132.00	1.00	0.00	3
88632	132.00	133.00	1.00	0.01	6
88633	133.00	134.00	1.00	0.00	3
88634	134.00	135.00	1.00	0.00	3
88635	135.00	136.00	1.00	0.00	3
88636	136.00	137.00	1.00	0.01	8
88637	137.00	138.00	1.00	0.01	12
88638	138.00	139.00	1.00	0.15	152
88639	139.00	140.00	1.00	0.00	3
88640	140.00	141.00	1.00	0.00	3
88641	141.00	142.00	1.00	0.01	10
88642	142.00	143.00	1.00	3.02	3020
88643	143.00	144.00	1.00	0.11	108
88644	144.00	145.00	1.00	0.19	191
88645	145.00	146.00	1.00	0.02	23
88646	146.00	147.00	1.00	0.35	354
88647	147.00	148.00	1.00	0.89	890
88650	148.00	149.00	1.00	4.18	4180
88651	149.00	150.00	1.00	0.12	121
88652	150.00	151.00	1.00	0.06	56
88653	151.00	152.00	1.00	0.02	23
88654	152.00	153.00	1.00	0.04	42
88655	153.00	154.00	1.00	0.04	37
88656	154.00	155.00	1.00	0.03	25
88657	155.00	156.00	1.00	0.01	10
88658	156.00	157.00	1.00	0.04	42
88659	157.00	158.00	1.00	0.01	9
88660	158.00	159.00	1.00	0.01	9
88661	159.00	160.00	1.00	0.01	11
88662	160.00	161.00	1.00	0.00	3
88663	161.00	162.00	1.00	0.03	27
88664	162.00	163.00	1.00	0.21	210
88665	163.00	164.00	1.00	0.02	21
88666	164.00	165.00	1.00	0.01	12

Lithology and Assays:

Level	From	To	Description	SampleNum	From	To	Length	AuGT g/t	AuPPB ppb
				88667	165.00	166.00	1.00	0.01	10
				88668	166.00	167.00	1.00	0.01	12
				88669	167.00	168.00	1.00	0.01	14
0	167.25	257.70	V1D - Dacite de couleur gris moyen à noir. - Roche à grains fins à moyens localement. Composée des minéraux suivants : PL, DM, FP, QZ, BO, GR, AM, MG, CC, EP, CL ... - On observe entre 20-50% de bandes quartzofedispathiques (1-10cm) irrégulières qui ont des contacts nets à diffus. Ils sont composées de FP-QZ-BO-GR-MG et CC. - Le magnétisme débute 167.6m. - Bonne foliation 50-60a.c. - Localement silicifiée, épidotisée et ou carbonatisée. On observe du grenat un peu partout. - On observe huit zones (0.2-3.9m) minéralisées en SU <10% : AS, PO, PY et CP en traces. Et six petites zones < 10cm : 174.15m, 176.15m, 216.85m, 223m,223.25m, 226.33m. À 252.68m, 6-8 grains d'or grossiers. - Contact sup 55a.c. et contact Inf graduel 35 a.c.						
1	167.25	167.45	Dyke de QFP - Dyke de QFP de couleur gris foncé. - Roche à grains fins, composée 10-15% BO, 20% FP (1-3mm) avec une matrice de FP-QZ. - Bonne foliation 40a.c. - Légèrement lessivé vers l'éponte supérieur. - Contacts nets à 48a.c.						
4	167.45	168.85	15AM 20GR - Zone minéralisée en 10-15% AM, 10-15% BO, 10-20% GR (<9mm) avec SU. - Finement disséminée : 1% AS, PO et PY	88670	168.00	168.85	0.85	2.91	2910
3	168.85	170.50	8AS 3PY PO - Zone minéralisée : 5-10% AS, 2-3% PY PO avec 3 VQZ (2-8cm, 50a.c., 5% PY + PO).	88671	168.85	170.00	1.15	3.12	3120
				88672	170.00	170.50	0.50	1.65	1650
				88675	170.50	171.50	1.00	0.48	480
3	171.50	172.20	2PO PY AS - Zone minéralisée : 2% PO, PY et AS.	88676	171.50	172.25	0.75	1.65	1650
				88677	172.25	173.00	0.75	0.00	3
				88678	173.00	174.00	1.00	0.13	128
4	173.10	181.30	8GR - On observe 5-10% de grenat disséminés dans la carotte.	88679	174.00	175.00	1.00	2.54	2540
				88680	175.00	176.00	1.00	0.01	8
				88681	176.00	177.00	1.00	0.00	3

Lithology and Assays:

Level	From	To	Description	SampleNum	From	To	Length	AuGT g/t	AuPPB ppb
				88682	177.00	178.00	1.00	0.01	6
				88683	178.00	179.00	1.00	0.00	3
				88684	179.00	180.00	1.00	0.79	790
				88685	180.00	181.00	1.00	0.02	18
				88686	181.00	182.00	1.00	0.00	3
2	182.30	182.50	VN QZ - Une VQZ (7cm, 40a.c.) blanche à noir translucide avec PY en traces.	88687	182.00	183.00	1.00	0.00	3
				88688	183.00	184.00	1.00	0.04	36
				88689	184.00	185.00	1.00	0.00	3
				88690	185.00	186.00	1.00	0.00	3
				88691	186.00	187.00	1.00	0.00	3
				88692	187.00	188.00	1.00	0.01	6
				88693	188.00	189.00	1.00	0.07	71
				88694	189.00	190.00	1.00	1.03	1030
				88695	190.00	191.00	1.00	0.01	12
				88696	191.00	192.00	1.00	0.00	3
4	191.70	192.00	EP+ FPK+ - Fractures et veinules (2cm, 50a.c.) altérées en EP+ et FPK+.						
				88697	192.00	193.00	1.00	0.00	3
				88698	193.00	194.00	1.00	0.00	3
				88699	194.00	195.00	1.00	0.02	22
				88700	195.00	196.00	1.00	0.01	7
				88701	196.00	197.00	1.00	0.01	7
				88702	197.00	198.00	1.00	0.01	9
1	197.55	198.40	Dyke QFP - Dyke de QFP de couleur gris brun. - Roche à grains fins, composée de 20% FP (1-2mm), 5% FP (<1cm), 15-20% BO dans une matrice de FP >>QZ. - Bonne foliation 50a.c. - Contacts nets à 50 et 60a.c.	88703	198.00	199.00	1.00	0.04	43
1	198.80	200.00	Dyke QFP - Dyke de QFP de couleur gris brun. - Roche à grains fins, composée de 20% FP (1-2mm), 15-20% BO dans une matrice de FP>>QZ. - Bonne foliation	88704	199.00	200.00	1.00	0.17	167

Lithology and Assays:

Level	From	To	Description	SampleNum	From	To	Length	AuGT g/t	AuPPB ppb
			- Contacts nets à 50 et 60a.c.						
2	200.50	200.60	VN QZ - Une veine de QZ (5-7cm, 20-40a.c.) avec 10-15% BO, 2-3% GR,25% FP blanc et CC. - 1% PY PO AS.	88705	200.00	201.00	1.00	0.01	14
3	201.90	203.00	3 PO AS PY - Zone minéralisée 3-4% PO AS PY.	88706	201.00	202.00	1.00	3.98	3980
				88707	202.00	203.00	1.00	0.02	15
2	203.50	206.00	7VN QZ - Sept veines de QZ (1-7cm, 50-70a.c.) avec 20-25% de FP-DM-GR-BO et CC.	88708	203.00	204.00	1.00	0.00	3
				88709	204.00	205.00	1.00	0.00	3
				88710	205.00	206.00	1.00	1.92	1920
				88711	206.00	207.00	1.00	0.45	452
				88712	207.00	208.00	1.00	0.01	6
				88713	208.00	209.00	1.00	0.00	3
				88714	209.00	210.00	1.00	0.00	3
				88715	210.00	211.00	1.00	0.01	7
				88716	211.00	212.00	1.00	0.00	3
				88717	212.00	213.00	1.00	0.01	5
				88718	213.00	214.00	1.00	0.00	3
				88719	214.00	215.00	1.00	0.00	3
				88720	215.00	216.00	1.00	0.01	6
				88721	216.00	217.00	1.00	1.10	1100
1	216.20	217.80	Dyke QFP - Dyke de QFP de couleur gris foncé. - Roche à grains fins, composée 15% PL (1-2mm), 15% BO avec une matrice de FP-QZ. - Bonne foliation 50a.c. - PY en traces - Contact sup 40a.c. et contact inf 50a.c.	88722	217.00	218.00	1.00	0.15	154
3	217.80	218.00	2PO-PY 4AS - Une veinule de QZ (3cm, 55a.c.) avec 1-2% de PO-PY, BO, FP blanc et GR. - Les épontes sont finement minéralisés en 1% PO-PY et 3-4%						

Lithology and Assays:

Level	From	To	Description	SampleNum	From	To	Length	AuGT g/t	AuPPB ppb
			AS.						
				88723	218.00	219.00	1.00	0.04	36
				88724	219.00	220.00	1.00	0.00	3
				88725	220.00	221.00	1.00	0.00	3
				88726	221.00	222.00	1.00	0.12	123
				88727	222.00	223.00	1.00	0.04	43
2	222.50	222.80	VN QZ - Une VQZ (15cm, 0-70a.c.) qui longe et qui coupe la foliation. Avec 2-3% PY-PO dans le QZ et les fragments. On observe de la muscovite (<8mm) dans les épontes.						
				88728	223.00	224.00	1.00	0.72	720
				88729	224.00	225.00	1.00	0.15	149
				88730	225.00	226.00	1.00	0.02	23
				88731	226.00	227.00	1.00	0.01	9
				88732	227.00	228.00	1.00	0.03	28
				88733	228.00	229.00	1.00	0.02	20
				88734	229.00	230.00	1.00	0.00	3
				88735	230.00	231.00	1.00	0.02	22
				88736	231.00	232.00	1.00	0.01	13
				88737	232.00	233.00	1.00	0.00	3
2	232.10	232.30	VN QZ - Une VQZ (23cm, 15 et 40a.c.) blanche à noire, pas de SU.						
3	232.30	235.15	PY PO AS tr - SU finement disséminés dans la foliation : PY-PO<1% et AS en traces.	88738	233.00	234.00	1.00	0.00	3
				88739	234.00	235.00	1.00	0.00	3
				88740	235.00	236.00	1.00	0.01	7
				88741	236.00	237.00	1.00	0.00	3
				88742	237.00	238.00	1.00	0.01	7
				88743	238.00	239.00	1.00	0.01	13
2	238.65	238.80	VN QZ - Une VQZ (7cm, 55a.c.) avec 1% PY et CC+.						
				88744	239.00	240.00	1.00	0.01	7
				88745	240.00	241.00	1.00	0.00	3

Lithology and Assays:

Level	From	To	Description	SampleNum	From	To	Length	AuGT g/t	AuPPB ppb
				88746	241.00	242.00	1.00	0.00	3
				88747	242.00	243.00	1.00	0.00	3
				88748	243.00	244.00	1.00	0.02	15
				88749	244.00	245.00	1.00	0.07	65
				88750	245.00	246.00	1.00	0.00	3
				88751	246.00	247.00	1.00	0.00	3
				88752	247.00	248.00	1.00	0.00	3
				88753	248.00	249.00	1.00	0.01	12
				88754	249.00	250.00	1.00	0.02	20
				88755	250.00	251.00	1.00	0.13	131
				88756	251.00	251.80	0.80	0.82	820
3	251.80	253.80	5AS PO PY - Zone mylonitisée de couleur grise. - Roche à grain fins à très fins. Composée de PL(DM), MV, QZ, FP blanc, AM, BO, sphène, MG, GR ... - Texture mylonitique. - Localement magnétique. Petit pli en S dans la zone de VQZ : 252.8m. - Bonne foliation 40a.c. Indice de déformation = 5. Les derniers 50cm sont fortement injectés de veinules de QZ (1-4cm, 0-40a.c.) avec FP blanc, BO, GR et SU 1%. De 252.68-253.05m, zone injectée de plusieurs VQZ (1-12cm, 20-50a.c.) : TL, GR, sphène, FP... - Altération en MV et DM. - Belle zone minéralisée en SU : 5% AS PO PY finement disséminées. On observe de l'or grossier à 252.68m : 6-8 grains de visibles (0.1-1mm). - Contact sup net à 40a.c. et contact inf graduel à 40a.c.	88757 88760	251.80 253.00	253.00 253.80	1.20 0.80	7.63 4.63	7630 4630
1	253.80	257.70	M1 AM BO SU - Gneiss à amphibole et biotite de couleur gris vert à brun. - Roche à grains fins à moyens. Composée de 5-15% AM, 20% BO, matrice de PL(DM)-QZ, MV, GR sphène et TL - Localement magnétique. - Bonne foliation 45-50a.c. Indice de déformation = 4. - On observe une altération en MV, BO et en grosse AM (<1cm). - Minéralisé en SU : 1-2% (localement 5-8%) PO AS PY et CP. Finement disséminés et parfois en veinules et amas cm (PO-PY). - Contact sup graduel à 40a.c. et inf graduel 40a.c.	88761 88762	253.80 255.00	255.00 256.00	1.20 1.00	26.32 6.96	26315 6960
2	255.60	255.70	VN QZ FP - Une de VQZ-FP (10cm, 40-50a.c.) avec 20% AM(<1cm), 10% BO,						

Lithology and Assays:

Level	From	To	Description	SampleNum	From	To	Length	AuGT g/t	AuPPB ppb
			2% sphène, 5% FP blanc + FPK, DM, SU : 2% AS > PY > PO.						
				88763	256.00	257.00	1.00	1.13	1130
				88764	257.00	257.70	0.70	0.30	296
0	257.70	266.90	V2J - Unité volcanique mafique à intermédiaire de couleur vert foncé. - Roche à grains fins, composée 10% BO, AM < 40%, PL>>QZ avec des traces de sphène, MG et CC. - Bonne foliation 35-60a.c. Indice de déformation = 4. - PY PO CP en traces. Localement avec 1% AS. - Contact sup 35a.c. et contact inf graduel.						
3	257.70	258.00	AS PY tr - Faible minéralisation en AS 1% et PY en traces.	88765	257.70	258.50	0.80	0.14	137
				88766	258.50	259.00	0.50	0.06	55
				88767	259.00	260.00	1.00	0.02	25
				88768	260.00	261.00	1.00	0.11	106
				88769	261.00	262.00	1.00	0.01	11
1	262.00	262.70	V2J xPL - Lave intermédiaire à cristaux de PL de couleur gris verdâtre. - Roche à grains fins, composée de 5-10%BO, 10-15% AM, 5% PL (1-2mm), matrice de PL>QZ et CL - Bonne foliation 40a.c. Semble plus foliée que le V2J. - Contacts graduels	88770	262.00	263.00	1.00	0.01	6
				88771	263.00	264.00	1.00	0.01	13
				88772	264.00	265.00	1.00	0.01	7
1	264.30	265.10	V2J xPL - Lave intermédiaire à cristaux de PL de couleur gris verdâtre. - Roche à grains fins, composée 10% BO, AM <3%, matrice de PL>QZ. - Bonne foliation 50a.c. - SU en traces - Contacts nets 60 et 50 a.c.	88773	265.00	266.00	1.00	0.01	9
				88774	266.00	267.00	1.00	0.00	3
0	266.90	290.00	V2J RU - Unité volcanique mafique à intermédiaire fragmentaire, de couleur vert à gris vert - Roche à grains fins, composée AM <10%, BO <25%, matrice de PL>QZ, CL en traces. - 30-50% de fragments (<4cm d'épaisseur) intermédiaire de couleur gris vert dans une matrice riche en BO et un peu moins en AM. - Bonne foliation 50-55a.c. Les fragments sont très écrasés et étirés par la	88775	267.00	268.00	1.00	0.05	47
				88776	268.00	269.00	1.00	0.00	3
				88777	269.00	270.00	1.00	0.01	9
				88778	270.00	271.00	1.00	0.00	3
				88779	271.00	272.00	1.00	0.00	3
				88780	272.00	273.00	1.00	0.00	3
				88781	273.00	274.00	1.00	0.00	3

Lithology and Assays:

Level	From	To	Description	SampleNum	From	To	Length	AuGT g/t	AuPPB ppb
			déformation. Indice de déformation = 4. - PY et PO en traces. - Contact sup graduel.	88782	274.00	275.00	1.00	0.00	5
				88783	275.00	276.00	1.00	0.04	42
				88784	276.00	277.00	1.00	0.00	3
				88785	277.00	278.00	1.00	0.05	45
2	277.80	278.00	VN QZ - Trois VQZ (1-9cm, 45-65a.c.) avec 20% FP blanc, 5% AM, CC et 1% PY PO. Les épontes sont altérés en BO.						
				88786	278.00	279.00	1.00	0.00	3
				88787	279.00	280.00	1.00	0.00	3
				88788	280.00	281.00	1.00	0.00	3
				88789	281.00	282.00	1.00	0.00	3
				88790	282.00	283.00	1.00	0.00	3
				88791	283.00	284.00	1.00	0.00	3
				88792	284.00	285.00	1.00	0.01	11
1	284.55	285.20	Dyke QFP - Dyke de QFP de couleur gris moyen à brun. - Roche à grains fins, composée de 15% BO, 15-20% PL (1-3mm), 1% PL (6mm), matrice de PL>QZ>AM. - Bonne foliation 55a.c. Possède deux VQZ (10-18cm, 10-60a.c.) avec 5% FP blanc, AM et GR. - SU en traces. - Contacts nets à 45 et 60a.c.	88793	285.00	286.00	1.00	0.00	3
				88796	286.00	287.00	1.00	0.00	3
1	286.90	288.20	V3B - Lave mafique de couleur vert foncé. - Roche à grains fins, composée 70% et + AM avec 30% et - de PL. BO en traces. - Coulée massive. - Faiblement magnétique. - DU en traces - Contacts nets 70 et 60a.c.	88797	287.00	288.00	1.00	0.00	5
				88798	288.00	289.00	1.00	0.00	3
				88799	289.00	290.00	1.00	0.00	3

End of Lithology and Assays ;

Hole: CE-05-45

Easting:	572024	**Northing:**	5906984	**Elevation:**	399.00
AltEasting:	3025.00	**AltNorthing:**	928.00	**AltElevation:**	399.00
Azimuth:	210	**Dip:**	-60	**Length:**	107.00 m.
AltAzimuth:	180.00				
Hole Type:	NQ	**Zone:**		**Contractor:**	Forages Bradley
Started:	2005-08-24	**Finished:**	2005-08-25	**Logged By:**	Robert Oswald
Claim:	CDC0007962	**Cemented:**	☐	**Surveyed:**	☐
Township:					

Description: Blank : 88873, 88887. SE19 : 88874.

Deviations:

Depth	Azimuth	AltAzimuth	Dip	Type	State
0.00	210.00	180.00	-60.00	None	Active
50.00	215.70	185.70	-59.90	Reflex	Active
11.00	213.10	183.10	-60.20	Reflex	Active
101.00	215.30	185.30	-59.10	Reflex	Active

End of Deviations ; 4 record(s) printed.

Lithology and Assays:

Level	From	To	Description	SampleNum	From	To	Length	AuGT g/t	AuPPB ppb
0	0.00	4.00	Mort-terrain - 3.2-4m : carottes de casing.	88800	3.20	4.00	0.80	0.00	3
0	4.00	67.60	V3B - V2J - Unité volcanique mafique à intermédiaire de couleur vert grisâtre. - Roche à grains fins et localement à moyens (gabbroique). Composée des minéraux suivants : 10-40% AM, 5-25% BO, matrice de PL>>QZ, MG, CL, GR, CC et DM. - Massive à fragmentaire (brèche de coulée). - La carotte est fortement fracturée et on observe plusieurs fractures qui longent l'axe de la carotte. - Bonne foliation 30a.c. On observe de nombreux plis : 7.6m, 7.9m, 8.75m, 9.5m, 21.05m, 55.15m, 61.1m. - Localement silicifiée avec plus de BO. Les fractures sont principalement remplies de QZ, FP blanc, FPK, DM, BO et CC. - SU en traces. - Contact inf. graduel 30a.c.	88801	4.00	5.00	1.00	0.00	3
				88802	5.00	6.00	1.00	0.00	3
1	6.00	9.70	70AM 20GR - Plusieurs bandes (<20cm) d'AM 70% et de GR 20%	88803	6.00	7.00	1.00	0.02	17
				88804	7.00	8.00	1.00	0.00	3
				88805	8.00	9.00	1.00	0.00	3
				88806	9.00	10.00	1.00	0.00	4
				88807	10.00	11.00	1.00	0.00	3
				88808	11.00	12.00	1.00	0.00	3
2	11.90	12.10	VN QZ - Un amas de QZ (10cm, 0a.c.) qui longe l'axe de la carotte. Composé de 30% FP blanc, DM avec les épontes en partie épidotisé.	88809	12.00	13.00	1.00	0.00	3
				88810	13.00	14.00	1.00	0.00	3
2	13.85	14.20	VN QZ - Deux VQZ (1-5cm, 25-30a.c.) avec 20% et + FP blanc-AM, DM et BO.	88811	14.00	15.00	1.00	0.00	3
				88812	15.00	16.00	1.00	0.00	3
				88813	16.00	17.00	1.00	0.00	3
				88814	17.00	18.00	1.00	0.00	3
2	17.60	17.70	Fracture FPK - Fractures (1mm-1cm) remplies de FP blanc et de FPK suivant 35a.c.						
				88815	18.00	19.00	1.00	0.00	3
				88816	19.00	20.00	1.00	0.00	3
				88817	20.00	21.00	1.00	0.00	3
4	20.30	21.00	AM GR						

Lithology and Assays:

Level	From	To	Description	SampleNum	From	To	Length	AuGT g/t	AuPPB ppb
			- Plusieurs petites bandes (<30cm) avec 30% AM et 10% GR.						
				88818	21.00	22.00	1.00	0.00	3
				88819	22.00	23.00	1.00	0.00	4
				88820	23.00	24.00	1.00	0.01	8
				88821	24.00	25.00	1.00	0.00	3
				88822	25.00	26.00	1.00	0.00	3
				88823	26.00	27.00	1.00	0.00	3
2	26.60	27.15	Fracturé - Très fracturé : réseau anastomosé de fines fractures mm remplies de FP blanc, de FPK (30-70a.c.) et d'EP.	88824	27.00	28.00	1.00	0.00	3
				88825	28.00	29.00	1.00	0.00	3
				88826	29.00	30.00	1.00	0.00	3
				88827	30.00	31.00	1.00	0.00	3
				88828	31.00	32.00	1.00	0.00	3
				88829	32.00	33.00	1.00	0.00	3
				88830	33.00	34.00	1.00	0.00	3
				88831	34.00	35.00	1.00	0.00	3
2	35.00	39.00	Fractures FPK - On observe une dizaine de fractures remplies de QZ, FP blanc et de FPK (<5mm, 20-50a.c.). À 37.5-37.8m : les fractures deviennent bréchique avec des bordures en FPK.	88832	35.00	36.00	1.00	0.00	4
				88833	36.00	37.00	1.00	0.01	7
				88834	37.00	38.00	1.00	0.01	9
				88835	38.00	39.00	1.00	0.03	33
				88836	39.00	40.00	1.00	0.00	3
				88837	40.00	41.00	1.00	0.00	3
				88838	41.00	42.00	1.00	0.01	11
				88839	42.00	43.00	1.00	0.00	3
2	43.00	46.00	VN QZ FPK - Zone injectée d'une dizaine de VQZ (1-5cm, 40-50a.c.) avec 5-15% FP blanc, 5-10% FPK et EP. Pas beaucoup de CC.	88840	43.00	44.00	1.00	0.01	6
				88841	44.00	45.00	1.00	0.02	16
				88842	45.00	46.00	1.00	0.00	3
				88843	46.00	47.00	1.00	0.01	7
				88844	47.00	48.00	1.00	0.00	3
				88845	48.00	49.00	1.00	0.00	3
				88846	49.00	50.00	1.00	0.00	3

Lithology and Assays:

Level	From	To	Description	SampleNum	From	To	Length	AuGT g/t	AuPPB ppb
				88847	50.00	51.00	1.00	0.02	18
				88848	51.00	52.00	1.00	0.01	9
				88849	52.00	53.00	1.00	0.00	3
				88850	53.00	54.00	1.00	0.00	3
				88851	54.00	55.00	1.00	0.01	6
				88852	55.00	56.00	1.00	0.01	10
				88853	56.00	57.00	1.00	0.01	8
				88854	57.00	58.00	1.00	0.02	20
				88855	58.00	59.00	1.00	0.03	27
				88856	59.00	60.00	1.00	0.00	3
				88857	60.00	61.00	1.00	0.01	7
				88858	61.00	62.00	1.00	0.03	30
				88859	62.00	63.00	1.00	0.01	12
				88860	63.00	64.00	1.00	0.00	3
				88861	64.00	65.00	1.00	0.08	83
				88862	65.00	66.00	1.00	0.27	272
2	66.00	67.60	Zone cisaillée PY PO AS - Zone cisaillée et injectée de veinules de QZ-FP (10-30%, 25a.c.) avec AM noire, AM verte, DM, TL et CC traces. - SU disséminés : 1% PY PO et AS en traces.	88863 88864	66.00 67.00	67.00 68.00	1.00 1.00	3.09 0.38	3090 384
0	67.60	88.00	V1D - Dacite de couleur gris moyen, gris vert à noire. - Roche à grains fins à moyens localement. Composée des minéraux suivants : PL, DM, QZ, AM, BO, GR, MG, CC, EP, CL... - On observe un rubannement (1-5cm) cm net à diffus. Possiblement d0 à des fragments (lapilli). - Le magnétisme débute à 69.9m. De 69-73m : 5-10% GR (<1cm). Le magnétisme cesse à 87.75m. - Bonne foliation 50a.c. Indice de déformation = 4 - On observe plusieurs fractures et veinules remplies de FPK et EP. - On observe 5 zones minéralisées en SU < 3% : PY > PO >> AS. - Contact sup graduel 30a.c. et contact inf graduel 50a.c.						
2	67.60	69.00	Zone cisaillée PY PO AS - Zone très déformée et injectée de veinules de QZ-FP avec une silicification variable. - SU <1% : PY > PO > AS.	88865	68.00	69.00	1.00	0.02	21
				88866	69.00	70.00	1.00	0.03	29

Lithology and Assays:

Level	From	To	Description	SampleNum	From	To	Length	AuGT g/t	AuPPB ppb
				88867	70.00	71.00	1.00	0.07	68
				88868	71.00	72.00	1.00	0.01	10
				88869	72.00	73.00	1.00	0.03	34
				88870	73.00	74.00	1.00	0.07	66
4	73.40	73.85	EP+ FPK+ - Zone fortement altérée en EP et FPK avec une veinule de QZ (5mm, 60a.c.).						
3	73.85	75.60	2PY PO AS tr - Zone faiblement minéralisée en SU : 2% PY > PO et AS en traces.	88871	74.00	75.00	1.00	0.16	158
				88872	75.00	76.00	1.00	2.98	2980
				88875	76.00	77.00	1.00	0.01	7
				88876	77.00	78.00	1.00	0.00	3
				88877	78.00	79.00	1.00	0.03	25
2	78.20	79.00	VN QZ PY - Trois VQZ (2-18cm, 65-70a.c.) avec 20% FP blanc, 1-2% FPK, 4% GR et EP. - 3% PY dans les VQZ et les épontes.						
				88878	79.00	80.00	1.00	0.01	14
2	79.20	82.60	2PY PO AS - À 81.6m, quatre VQZ(1-8cm, 0-55a.c.) avec 5% FP blanc, EP et 2% PY. - Zone minéralisée en SU : 2% PY >> PO et AS e traces.	88879	80.00	81.00	1.00	1.92	1920
				88880	81.00	82.00	1.00	3.84	3840
				88881	82.00	83.00	1.00	0.04	43
				88882	83.00	84.00	1.00	0.01	14
				88883	84.00	85.00	1.00	0.09	88
				88884	85.00	86.00	1.00	0.05	46
				88885	86.00	87.00	1.00	0.16	163
3	87.00	88.00	1PY - Le dernier mètre est altéré, de couleur gris pâle, silicifié ? - 1-2% PY finement disséminées, PO et AS en traces.	88886	87.00	88.00	1.00	0.05	52
0	88.00	107.00	V2 I - Unité volcanique intermédiaire fragmentaire de couleur vert foncé à gris verdâtre. - Roche à grains fins, composé des minéraux suivants : 5-25% BO, 5-30% AM, matrice de FP>>QZ, DM, GR, EP, CC... - Rubanné avec quelques passages (1-2m) plus massif. Les fragments sont cm. Et plus felsique (PL) que la matrice (BO et AM). - Non magnétique.	88888	88.00	89.00	1.00	0.01	12
				88889	89.00	90.00	1.00	0.00	3
				88890	90.00	91.00	1.00	0.00	3
				88891	91.00	92.00	1.00	0.00	3
				88892	92.00	93.00	1.00	0.00	3
				88893	93.00	94.00	1.00	0.00	3
				88894	94.00	95.00	1.00	0.00	3

Lithology and Assays:

Level	From	To	Description	SampleNum	From	To	Length	AuGT g/t	AuPPB ppb
			- Bonne foliation 50-60a.c. Indice de déformation = 4.	88895	95.00	96.00	1.00	0.00	3
			- Peu de CC. On observe quelques veinules de QZ avec FPK et EP.	88896	96.00	97.00	1.00	0.00	3
			- SU en traces.	88897	97.00	98.00	1.00	0.00	3
			- Contact sup graduel 50a.c.	88898	98.00	99.00	1.00	0.00	3
				88899	99.00	100.00	1.00	0.00	3
				88900	100.00	101.00	1.00	0.00	3
				88901	101.00	102.00	1.00	-1.00	-1
				88902	102.00	103.00	1.00	0.00	3
				88903	103.00	104.00	1.00	0.00	3
				88904	104.00	105.00	1.00	0.00	3
				88905	105.00	106.00	1.00	0.00	3
				88906	106.00	107.00	1.00	0.00	3

End of Lithology and Assays ;

Appendix 3: Rock samples location and result

Appendix 3 - Rock Samples Location and Description

Sample	Au (ppb)	Estant	Nordant	Description
		Nad 27 - Zone 18		
31601	3	576484	5907736	I1D
31602	6	576565	5907774	I1D
31603	17	576697	5907577	I1D + veinule de QZ
31604	6	576764	5907484	I1D cisaillé très fracturé
31605	3	577814	5906050	M16 su nil
31606	13	578601	5907154	Tonalite
31607	9	573536	5908101	Tonalite + veinule de QZ 3-4cm, PY traces, éponte rouillé
31608	22	573546	5908071	Diorite + enclave V3B rouillé avec 1% PY
31609	6	573540	5908081	V3B enclave dans intrusile Int-mafique PY + PO traces
31610	8	573462	5908074	V3B, rouille autour + coussin, PY+PO traces
31611	3	573154	5908002	V2, (lame ou tuf) à sillimanite 20% CP traces
31612	6	573284	5907660	Dyke I1G 2-3% ilminite, EP
31613	23	573296	5907664	Gabbro BO+cisaillé
31614	27	573573	5907693	Bloc 35x30x20cm sub-anguleux M8 à fuschists et 10%? Sillimanite
31615	3	573697	5907802	Schists à fuschite 50cm, 5-10% sillimanite
31616	11	571051	5908291	VQZ dans V3B pas de su
31617	27	571024	5908311	V3B bréchique et coussiné avec amas un peu rouillé 10-30cm, 1-2% PO
31618	5	571183	5908587	V3B rouillé miné. PO 1%, AM-GR
31619	4	571180	5908737	Horizon rouillé 10cm, dans tuf ints à lapillé, GR BO SU traces
31620	3	571149	5908756	Horizon rouillé 50cm AM,GR 10-20% 1-2% PY
31621	3	571266	5909080	I1G gneiss cristaux MV FP TL
89751	11	571687	5908307	Tuf intermédiaire à lapilli felsique contenant (1-5%) grenat porphyroblastique dans matrice et fragment
89752	6	571778	5908032	Gneiss à sillimanite, actinote, tremolite
89753	33	571802	5907968	Gneiss à sillimanite, actinote, tremolite mylonitisé
89754	11	572135	5907761	Veine de tourmaline, quartz
89755	7	572604	5907457	Contient (10%) mobilisat FP,AM,GR plus grossier et magnétique, localement carbonaté
89756	10	572572	5907527	
89757	10	572697	5907454	Dacite
89758	28	572748	5907448	PO finement disséminée
89759	20	573076	5907157	Dacite avec 5-10% veines
89760	3	573116	5907142	Composé de tuf intermédiaire à cendre et à lapilli
89761	3	573552	5907126	Basalte localement altéré en grenat et 20% dacite
89762	39	573886	5910296	Basalte avec 5% veines FP-QZ minéralisées et un dyke felsique
89763	21	573927	5910339	Tonalite en contact avec un basalte
89764	50	573923	5910349	Tonalite
89765	160	574076	5910398	Tonalite
89766	9	573372	5910209	Basalte avec une veine FP-QZ minéralisée
89767	300	573733	5910231	Basalte avec 10% veines FP-QZ minéralisées et un dyke felsique
89768	20	573715	5910259	Basalte glomeroporphyrique (FP) minéralisé
89769	65	573756	5910278	Basalte avec 5% veines et veinules FP-QZ minéralisées
89770	35	573633	5910220	Basalte avec une veine FP-QZ minéralisée déformée
89771	69	573609	5910180	Basalte avec une veine FP-QZ minéralisée
89772	12	573506	5910232	Basalte avec <1% PO avec une veine FP-QZ 15%AS
89773	392	573344	5910345	Basalte avec 15% veines et veinules FP-QZ minéralisées
89774	19	575582	5909825	Gabbro fortement magnétique
89775	17	575685	5910000	Gabbro minéralisé
89776	12	576089	5909957	tonalite avec 15% gabbro
89777	7	576083	5909935	
89778	39	575541	5910576	Gabbro localement fracturé et minéralisé
89779	16	574358	5906323	Tuf intermédiaire à cendres et cristaux de FP avec 15% dacite minéralisée

Appendix 3 - Rock Samples Location and Description

Sample	Au (ppb)	Estant	Nordant	Description
		Nad 27 - Zone 18		
89780	15	574415	5905837	V2 V. QZCC TR PY-CP
89781	720	574111	5905820	V3B 3% PO-PY
89782	97	573912	5905839	DQFP 1% PY TR CP
89783	39	573952	5905843	V3B (M25) V. QZFP 3% PO-PY
89784	13650	573846	5905847	DQFP 1% AS TR PY
89785	8	571594	5907048	V1D 30% V. FPAM <1% PY
89786	15	571601	5907047	V. FPAM 2% PY
89787	21	571587	5907044	Rhyodacite 1% GR 1% PY V1C
89788	36	571555	5907049	V1D 2% PY
89789	9	571473	5907028	V1D <1% PY
89790	6	571461	5907028	V1D 2% PY V.EPFK
31501	222	521989	5913881	FFR PO AS PY 1-2%
31502	114	521979	5913880	FFR PY AS PO++ (10%)
31503	11555	522085	5914001	FFR avec AZ AS PY+ minéral vert TR CPY
31657	22	541607	5913215	Amas de QZ 15x60cm rouillé pas de su
31658	14	541607	5913215	M1 à BO sédiments su nil
31659	3	541612	5913244	Amas de QZ 50x15cm su nil
31660	3	541607	5913239	M1 à BO sédiment su nil
31661	3	541535	5913226	Zone + felsique 5cm silicifiant? PO 1%
31662	12	541645	5913278	Gneiss à BO T GR C 1% gneiss fins, altéré fractures avec limonite
31663	3	541693	5913276	VQZ 246°-66° AMAS 50X10CM
31664	3	541768	5913292	VQZ, 5% FP 50X8CM
31665	7	541848	5913427	Amas de VQZ 40X10CM environ 058
31666	25	541880	5913462	M1 BO GP amas 1x3cm GP ou PO (AS?)
31667	3	541913	5913497	Amas de QZ 18cm nil pas de su
31668	11	541914	5913499	VQZ amas 30x8cm +- rouillée, BO <1cm
31669	3	542061	5913594	Amas QZ dans M1BOGP 50X70CM
31670	3	542794	5914537	VQZ 4CM, blanc rouillé, plissé
31671	19	542762	5914903	M8 BO, GR avec zone de 30cm injecté VQZ PO-GP <5%, AM GR
31672	8	552324	5913627	M1, gneiss à BO-MV légèrement rouillé en surface, malochiste en traces
31673	12	552360	5913598	Horizon 5-10cm rouillé avec CP traces, dans M8 à BO AM
31674	6	552357	5913567	Zone + silicifiée dans M1 à AM, 1% PY + PO CP traces ML
31675	28	552381	5913539	Sédiment (FPQZ+ 10-15%BO) 1-2% PO + CP ou GPI PY traces
31676	3	552157	5914008	Lame ou I4 ultramafique. Trémalite su nil
31677	3	544588	5915458	VQZ
31678	3	544592	5915457	Pegmatite
31679	3	544589	5915456	Gneiss à BO
31680	3	544534	5915177	VQZ flat, 2m de visible / 20cm épaisseur su nil
31681	3	544534	5915177	M1 BO éponte à VQZ, su nil
31682	6	544519	5915189	Bloc détaché de la paroie M1 à MV (BO) silicifi, PO < 1%
31683	3	544832	5914729	Roche ultramafique, 5-10% bande 1-2cm MG
55151	9	521972	5913867	M4 BO/S11 5% PO-PY
55152	15	522063	5913869	V3B PO 3-5% LOC. SI+ niveau exhalatif? Bandes rouillés de 30cm à 1m de large
55153	10	527619	5913822	V3B GR 3% PO-PY
55154	7410	527513	5913786	M4 BO 3% AS
55155	36	552056	5912798	V1D 2% PO
55156	55	551231	5912707	V.QZ 5% PY TR CP
55157	262	591934	5898926	I4 3% MG
55158	31	591934	5898912	I4 à tremolite
55159	14	594383	5894214	Dyke I1
55160	21	591916	5898958	I3A

Appendix 3 - Rock Samples Location and Description

Sample	Au (ppb)	Estant	Nordant	Description
		Nad 27 - Zone 18		
55161	6	594428	5894631	S9B/S11
55162	8	594514	5894778	Dyke I1 TR PY
55163	37	525168	5911468	M4 BO TR PY
55164	60	521741	5913905	M4 1% PY TR CP & GP
55165	20	522087	5913945	V3B 5% PY TR PO
55166	12	522129	5914034	M4 1% PY
55167	3	522393	5914022	M16 2% PY-PO V.QZ
55168	48	587524	5901010	S11 1% GP/M16 2% PY-PO
55169	10	587337	5901184	I4
55170	14	587185	5901273	M16 1% PY-PO
55171	22	587357	5901702	I1 1% PY
55172	58	587422	5901811	I1 1% PY
55173	96	587474	5901912	S11 2% PY 2% PO TR CP
55174	3	594626	5897954	I1 (PY)
55175	6	594989	5897740	I4
55176	27	595131	5897844	M4 FPQZBO TR PY
55177	18	595318	5897226	V3B 5% PY

END